Annual Integrated Report 2026 Our Annual Integrated Report 2026, covering the financial year from 1 July 2025 to 30 June 2026, has been produced in line with the Integrated Reporting Framework. We report on the performance of DRDGOLD Limited (DRDGOLD) and its primary subsidiaries, Ergo Mining Proprietary Limited (Ergo) and Far West Gold Recoveries Proprietary Limited (FWGR), and on how value is created, preserved and eroded over time. The report provides an overview of the Company's strategic objectives and priorities in the short, medium and long term, as well as how the sustainable business model that we established enables us to navigate the risks we face and take advantage of the opportunities that come our way. We also report on material events post 30 June 2026 to the date of publication of the report. Forward-looking statements Some of the information in this report may contain projections or other forward- looking statements regarding future events or other financial performance, including information relating to our Group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in the section titled “Risk factors” included in our Form 20-F for the fiscal year ended 30 June 2026, which will be filed with the United States Securities and Exchange Commission (SEC) on or about 2 October 2026. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this annual report or the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed or reported on by DRDGOLD’s auditors. Guide to reporting suite DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 2 Introduction GOVERNANCE 86 Value-creating governance summary 88 Directors and management 93 Corporate governance report 99 Remuneration report SUPPLEMENTARY INFORMATION 115 Mineral Resources and Mineral Reserves statement 122 GRI content index 133 Independent assurance practitioner’s report 135 Glossary of terms and abbreviations 138 Administration and contact details OUR PERFORMANCE 55 Chief Financial Officer’s review 60 Three-year review 61 Operational performance 64 Safety and health review 68 Employee relations 73 Environmental review 80 IT enabler 81 Community engagement and social support STRATEGIC APPROACH 15 Business model 18 Operating context 20 Strategy and outlook 30 Materiality process and matters 36 Engaging with our stakeholders 39 Creating value for our stakeholders 40 Material risks and opportunities 52 Climate change and renewable energy INTRODUCING DRDGOLD 3 About this report 5 Sustainably Gold 6 Who we are 7 Our history 8 What we do 9 Our footprint 10 Sustainable value creation 11 Leadership review Annual Integrated Report 2026 Consolidated Annual Financial Statements 2026 ESG Summary 2026 Notice of Annual General Meeting 2026 While this report is primarily focused on meeting the information needs of our financial stakeholders, it reflects how DRDGOLD creates sustainable value for all its stakeholders through a business model founded on a clear proposition: extracting remaining gold from legacy deposits, progressively rehabilitating the land beneath, and returning enduring value. We capture that proposition in three words: Reclaim. Restore. Return. Throughout this report, we demonstrate a deliberate evolution in how DRDGOLD articulates its strategic direction, reflecting our purpose and the value we create for all stakeholders. This evolution is a clear expression of our commitment to sustainable value creation, responsible stewardship of resources and the long-term resilience of our business. Reporting scope and boundary Our Annual Integrated Report has been prepared by applying the Integrated Reporting Framework and the Global Reporting Initiative (GRI) Standards. We are also guided by various standards, codes, principles and guidelines in our reporting processes including the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE Limited Listings Requirements (JSE Listings Requirements) and the Companies Act of South Africa, Act No. 71 of 2008, as amended (Companies Act). DRDGOLD is in compliance with the Companies Act and all laws of establishment specifically relating to its incorporation and is operating in conformity with its Memorandum of Incorporation (MOI). We also report on the alignment of our strategic focus areas to the United Nations Sustainable Development Goals (SDGs). Where relevant and reliable data is available, we have incorporated the disclosures recommended by the JSE Sustainability and Climate Change Disclosure Guidance of June 2022. DRDGOLD became a member of the World Gold Council (WGC) in September 2023 and has since made significant progress in implementing the Responsible Gold Mining Principles (RGMPs) across its operations. In line with WGC requirements, the Company conducted a comprehensive self-assessment against the RGMP framework and evaluated its existing policies, management systems, processes and controls to confirm alignment with the principles. This assessment highlighted areas where conformance and supporting evidence could be further strengthened. Consequently, targeted action plans were developed and are being implemented to address these opportunities and reinforce the Company's commitment to responsible mining practices. Through this structured assessment and continuous improvement process, DRDGOLD is able to report on its level of conformance with the RGMPs. The Company's RGMP Report, together with the independent external assurance report on its RGMP conformance, is available on the DRDGOLD website: https:// www.drdgold.com/investors/reports-and-results#ars2026. We acknowledge the issuance of the International Financial Reporting Standards (IFRS) S1 and IFRS S2 standards by the International Sustainability Standards Board in June 2023. With the assistance of an external consultant, we are developing a roadmap for our journey towards aligning ourselves to the applicable standards and disclosures in an integrated manner, although these are not yet effective for the Company from a regulatory perspective. Our previous integrated report for the financial year from 1 July 2024 to 30 June 2025 can be found on the Company’s website: https://www.drdgold.com/investors/ reports-and-results#ars2025. Our accompanying Annual Financial Statements (AFS) for the year ended 30 June 2026 prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board, Notice of Annual General Meeting (NOM) for the year ended 30 June 2026, which includes summary consolidated financial statements, and the ESG Summary 2026 can be found on the Company’s website: https://www.drdgold.com/investors/reports-and- results#ars2026. Materiality considerations We have applied the principle of double materiality in our assessment of material matters and our reporting thereon, considering both the impacts of our activities on people and the environment, and the sustainability-related matters that may reasonably be expected to influence DRDGOLD's financial performance and enterprise value. • Impact materiality considers how our operations affect the environment and society, both positively and negatively over the short, medium and long term; • Financial materiality considers how environmental, social and governance matters influence our ability to create and preserve enterprise value over the short, medium and long term. Applying a double materiality lens enables DRDGOLD to identify and prioritise the sustainability matters that are most significant to our business and stakeholders, supporting informed decision making and reinforcing our commitment to Reclaim. Restore. Return. Our materiality process and material matters have been included on page 30 of this report. Process followed in compiling the integrated report The Integrated Report is compiled using information presented to the Board and its committees, financial results presentations, external disclosures and reports, and inputs from various functional areas across the organisation. Preparation of the report is undertaken under the direction of Mrs Henriette Hooijer, Chief Financial Officer (CFO). The reporting process draws on contributions from members of the Executive Committee (Exco) and subject matter experts throughout the business and is coordinated by the integrated reporting project head to ensure consistency, accuracy and alignment with reporting objectives. To support the continuous enhancement of our reporting practices and ensure alignment with evolving integrated reporting principles and stakeholder expectations, DRDGOLD also engages external specialists who provide expert guidance throughout the reporting process. How we ensure the integrity of the report DRDGOLD maintains an established internal control system, reviewed and monitored by the Audit Committee, over its reporting of financial and non-financial information to ensure the completeness and integrity of the information contained in published reports. The Exco and various heads of departments review the report before submission to the Board for review. Certain sections of the report are also reviewed by external assurance providers and external experts. Our financial statements included in the annual financial statements are assured by independent assurance provider, BDO South Africa Inc. Selected sustainability key performance indicators, marked as LA in this report, have been subject to independent limited assurance by an independent assurance provider, BDO South Africa Inc. Their independent assurance practitioner's report can be found on pages 133 to 134. Process followed in the preparation of the report Compiling our report • Integrated Reporting Framework and GRI Standards • Content from Board, Exco, respective committees and departments, supervised by CFO • Principles contained in the JSE sustainability and climate change disclosure guidance Ensuring the integrity of the report • Board and Exco review • Coordinated by integrated reporting project head Approvals of the report • Exco sign-off and Board approval Improving the quality of the report • Assistance from an external expert is provided DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 3 About this report DRDGOLD Annual Integrated Report 2025 3 Responsibility and approval The Board of Directors acknowledge its responsibility for ensuring the integrity of this Annual Integrated Report. The Board has applied its collective mind to the preparation and presentation of this report and is satisfied that it has applied the Integrated Reporting Framework and complies in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by DRDGOLD. The Board formally approved the Annual Integrated Report, our AFS and NOM at a meeting held on 23 September 2026 for issue on 30 September 2026. Directors Niël Pretorius Chief Executive Officer Henriette Hooijer Chief Financial Officer Edmund Jeneker Lead Independent Non- executive Director Timothy Cumming Non-executive Chairman Johan Holtzhausen Independent Non- executive Director Thoko Mnyango Independent Non-executive Director Prudence Lebina Independent Non- executive Director Andrew Brady Non-executive Director Charmel Flemming Independent Non- executive Director Mark Hoffman Independent Non-executive Director Queries should be addressed to: Timothy Cumming Chairman Email: timjcumming@gmail.com Henriette Hooijer Chief Financial Officer Tel: +27 11 470 2608 Email: henriette.hooijer@drdgold.com DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 4 About this report continued

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INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Sustainably Gold

Our purpose of rolling back the environmental legacy of mining and returning sustainable value is at the heart of what we do. Our model for value creation means we have a sustainable business strategy, rather than a sustainability strategy.

We believe that extracting resources responsibly today yields benefits for generations to come. Our operations support environmental regeneration, create meaningful employment, strengthen sustainable livelihoods and local enterprise development, improve environmental conditions through rehabilitation and dust reduction, and contribute to thriving communities through economic participation, responsible stewardship and the progressive return of land to future productive use.

Our model begins where conventional mining ends, by retreating the tailings deposited across Gauteng over more than a century on the Witwatersrand and in many instances as part of, or in furtherance of an Environmental Management Programme, a Mine Closure Programme or an Environmental Approval.



We reclaim

Our technology draws gold from material that was once considered waste. Historic mine residue is reclaimed using high-pressure water, transported via pipeline to central processing plants, and redeposited onto tailings storage facilities engineered to current standards. Every tonne we process is a tonne of residue removed from the surface that no longer erodes, oxidises, or creates dust.



We restore

DRDGOLD does not generate new waste from reprocessed tailings. As legacy dumps are removed, previously sterilised land is released, cleaned and progressively rehabilitated. Wetlands are re-established and grasslands return. The ground is contoured and stabilised. Rehabilitation is not remediation, it is restoration built into our operating model, concurrent with production, by design.



We return value

To shareholders who have received a dividend every year for 19 consecutive years. To employees and contractors who build careers in a sector often characterised by decline. To communities whose health, livelihoods and landscapes improve as we work. To a country that needs investment, employment, tax revenues and environmental accountability.



Aerial view of rehabilitation alongside active tailings retreatment at Ergo - Daggafontein TSF

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INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Who we are

Our purpose

Rolling back the environmental legacy of mining and returning sustainable value.

Our vision

To grow and diversify our business by unlocking value and providing sustainable solutions to mine waste through specialist skills and technology.

Our values

- Respect and fairness
- Inclusive teamwork
- Accountability - our word is our bond
- Empowerment through trust
- Care and safety - physical and emotional

DRDGOLD is a JSE- and NYSE-listed gold producer. Established in 1895, the Company has evolved from a conventional underground miner into a fully mechanised surface retreatment operator focused on reclaiming legacy tailings.

Today, DRDGOLD operates two long-life assets near Johannesburg: Ergo on the East Rand and FWGR in the Carletonville area. Together they process approximately 2.1 million tonnes of tailings per month and produce around 155 000 ounces of gold per year from a resource base of 6.6 million ounces.

DRDGOLD carries no debt and is fully unhedged, retaining full exposure to the gold price. The Company has declared a dividend in each of the past 19 consecutive years. It is majority-owned by Sibanye Gold Proprietary Limited, a wholly-owned subsidiary of Sibanye-Stillwater Limited, which holds 50.1% of issued shares. The balance is held by institutional and retail investors across South Africa and the United States. Specifically, 20.1% of shares are held through JPMorgan Chase Bank by American Depositary Receipt (ADR) holders, with a further 29.7% held by other public shareholders. Non-public ownership of DRDGOLD includes the shareholding by directors of the Company of 0.14%.

Our B-BBEE partners, Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust, previously held a 26% shareholding in Ergo Mining Operations. In an agreement reached in FY2015, Khumo and the DRDSA Empowerment Trust rolled up their shareholding for an 8.1% and 2.4% shareholding in DRDGOLD Limited, respectively. At 30 June 2026, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD. An agreement between DRDGOLD and the DMPR at the time acknowledges the holding as 'ongoing' in terms of the ownership element of the Mining Charter as has since been confirmed by the acceptance on the part of the authorities of the "once empowered, always empowered" principle.

The Company employs approximately 868 people directly and supports 3 413 more through its supply chain, community investment programme and the broader economic activity its operations generate.

DRDGOLD is governed by a Board that reflects the diversity and independence its investors and stakeholders expect, and reports to the disclosure standards required by the JSE, NYSE and the International Integrated Reporting Framework.


Shareholders (%)
2026
50.1
20.1
29.7
0.1
Sibanye-Stillwater
JP Morgan Chase Bank (ADRs)
Other public ownership
Directors



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INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Our history

1895 The beginning

DRDGOLD traces its origins to 1895, when Durban Roodepoort Deep began sinking shafts on the West Rand. It was the height of the Witwatersrand gold rush; capital poured in, shaft-heads rose and the Rand emerged as the gold capital of the world. Durban Roodepoort Deep poured its first gold in 1897 and by 1906, there were more than 120 gold mines operating on the Witwatersrand.

For most of the 20th century, Durban Roodepoort Deep was an underground gold miner. It sank deeper and, like all deep-level mines on the Witwatersrand, carried the weight of ageing infrastructure, increasing costs and the economics of going further underground to reach ever-thinner ore bodies.

1990s Restructuring

By the late 1990s, Durban Roodepoort Deep Limited was facing increasing pressure from rising costs and declining ore grades. Rand Mines, which controlled DRDGOLD, ERPM and Crown Mines, was taken over by Randgold & Exploration Company Limited in 1992.

In 1994, Randgold was unbundled into Durban Roodepoort Deep, Harmony Gold and Randgold resources and between 1997 and 2003, DRDGOLD acquired Blyvooruitzicht Gold Mine and Crown Gold Recoveries from Rand Mines, Buffelsfontein Gold Mine from Gencor and Hartebeesfontein Gold Mine from Anglovaal. Meanwhile, Ergo operations were commissioned by Anglogold Ashanti and City and Knights plants were commissioned as metallurgical processing plants.

2000s Transformation

In 2004, the Company's name changed to DRDGOLD Limited to better reflect its focus on gold as a product, derived from mining and from the retreatment of surface material.

DRDGOLD recognised the opportunity in the dormant Ergo assets and by 2007 had acquired a majority stake in the venture from AngloGold Ashanti, taking full ownership by 2010. The Ergo plant at Brakpan was one of the largest gold processing facilities in the world, and it became the template for the company DRDGOLD was becoming.

2010s Building the new DRDGOLD

While the corporate structure was evolving, the original Durban Roodepoort Deep mine ceased operations in 2011 and DRDGOLD divested from Blyvooruitzicht, marking its full exit from underground mining. It was the end of an era, but the Company's future lay in surface gold recovery.

Restructuring occurred in 2012 to consolidate surface retreatment operations into a single operating entity under Ergo. In 2018, DRDGOLD extended its reach to the Far West Rand through a transaction with Sibanye-Stillwater, acquiring the FWGR operation and, in doing so, doubling its reserves to 6Moz and extending its operational lifespan.

2020s and beyond Where we stand today

In 2024, DRDGOLD unveiled Vision 2028, a R10 billion capex programme to optimise its portfolio of assets and sustainably mine as much of its resources as possible.

In 2026, DRDGOLD has a resource base of 6.6 million ounces, two long-life operations, a pipeline of growth projects, a strengthened balance sheet and a purpose that has never been clearer.



Historical photograph of original Durban Roodepoort Deep headgear alongside a contemporary image of Ergo or FWGR reclamation operations, showing the transformation across 130 years.

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INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

What we do

We recover gold from historic tailings deposits on the Witwatersrand. We do this at scale and with precision, using technology and processes refined over more than three decades of surface retreatment.

The process

We begin with high-pressure hydro-mechanical water cannons to dislodge material from the face of a tailings deposit, turning solid residue into slurry. The slurry is transported by pipeline to a central processing plant, where the gold is extracted through a carbon-in-leach processing method. The processed material is then deposited onto three distinct tailings storage facilities (TSFs), managed to a leading set of standards and parameters that ensure their safety and stability, and that contain their impact on the environment.

A unique characteristic of our operations and part of our strategy is that we perform concurrent rehabilitation so that there is only limited rehabilitation required once a site has been depleted of gold-bearing material. Sites are mined until all mine waste is removed, and process water returned by way of a closed circuit to the reclamation sites. This makes us mine-waste neutral since no new waste or tailings result from our operations.

As a tailings deposit is worked down and cleared, the land beneath it becomes available for rehabilitation. We re-contour, re-vegetate and re-establish the ground. Over time, what was a tailings dump becomes rehabilitated land available for redevelopment.

Our operations

Ergo, on the East Rand in Gauteng, is one of the largest gold processing facilities in the world. It draws from multiple tailings deposits across a wide footprint and processes them through a central plant at Brakpan.

FWGR operates in the Carletonville area, west of Johannesburg. It brings similar scale and capability to a region with a rich tailings footprint from the historic gold fields of the Far West Rand.

Both our operations are continuous, 24-hour, 365 days a year. Together, our two operations hold a resource of 6.6 million ounces. At current processing rates, we have a mine life of more than 20 years.

Our environmental footprint

We recycle approximately 70% of the water we use. We generate 38% of our energy needs from solar, and we are growing that share.

To date, we have reprocessed 138 tailings deposits and rehabilitated hundreds of hectares of previously sterilised land. Dust exceedances at our operations ran at 0.5% in the period under review, well within regulatory limits.

Growth

Through our Vision 2028 programme, we are targeting an increase in throughput to three million tonnes per month and production of approximately 200,000 ounces of gold per year. At the core of Vision 2028 are the DP2 expansion project, the construction of a new 800-million-tonne RTSF at FWGR and the addition of 430 million tonnes of tailings storage capacity at Ergo.

We process approximately 2.1 million tonnes of tailings per month. No new tailings are generated. Every tonne processed is one tonne closer to a rehabilitated landscape.


ERGO
Rehabilitation
Old TSF
Land for redevelopment
Recover water reused
Gold doré bars
Ergo plant
Solar facility
Recovered water reused
Brakpan TSF
Daggafontein TSF
Withok recommissioning
FWGR
Rehabilitation
Old TSF
Land for redevelopment
Recover water reused
Driefontein 2 plant
Gold doré bars
Recovered water reused
Driefontein 4 TSF
RTSF commissioning

South Africa-based world leader in large-scale mechanised, on-surface ‘mining’, focused on environmental sustainability and operational efficiency. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 9 Our footprint DRDGOLD is dual-listed on the JSE and the NYSE. ERGO . . . and Ergo, a major surface gold tailings retreatment operation extending from central Johannesburg to Ekurhuleni in the east. Mineral Reserves of 3.65Moz 1 processing plant with a capacity of 1.9Mtpm (Ergo plant) 2 milling/pumping plants (Knights and City Deep) 2 TSFs with a capacity of 1.65Mtpm (Brakpan TSF and Daggafontein TSF) FWGR The Company has two major production footprints – the Far West Gold Recoveries Proprietary Limited (FWGR) operation to the west . . . Mineral Reserves of 2.59Moz 1 processing plant with a capacity of 600 000tpm and future capacity of 1.2Mtpm (Driefontein 2 plant) Existing tailings storage facility (TSF) with a capacity of 500 000tpm New RTSF under construction with a future capacity of 2.4Mtpm (RTSF to replace current Driefontein 4 TSF) Legend Slurry and residual pipelines in use Tailings Storage Facility (active and decommissioned) Water pipes Central processing Plant Mineral Reserves Regional Tailings Storage Facility Active mining site Dumps included on the map are those considered material to the Group Financial People Revenue R11 159.0m Operating profit R6 452.0m Dividend declared per share 170cps Fatalities ZeroLA People employed 868 Historically disadvantaged South Africans employed 79%42% increase 83% increase Average Rand gold price received R2 289 250/kg Headline earnings per share 491.9cps 19 years Lost time injury frequency rate 1.25LA Women in mining 28% Wages and benefits paid to employees R767.8m 40% increase 89% increase uninterrupted dividend declaration Operational Electricity consumption after wheeling and offsetting 216 357MWhLA Environmental Gold production 4 839kg Cash operating costs R967 523/kg Yield 0.193g/t Tailings storage facilities vegetated 43haLA Dust exceedances 0.5% * increase 7% increase 2% increase 10% decrease Land clearance certificates received from the NNR 51haLA Tonnage throughput 25.1Mt Rand per tonne (R/t) R188 All-in sustaining costs margin 53% Potable water consumption 932MlLA Scope 2 Carbon emissions 233 666tCO2e 2% increase 10% increase 23% decrease 7% decrease Growth Societal Capital expenditure R3 531.6m Conversion of Kloof 2 dump to a Mineral Reserve and inclusion in FWGR life of mine Commissioning of DP2 smelt house and elution circuit and resumption of Daggafontein TSF Social and economic development expenditure R56.8mLA Compliant with Mining Charter Income tax paid R489.1m PAYE paid R312.6m 3% increase * Less than 1% DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 10 Sustainable value creation Our goal is long-term value creation for all our stakeholders The 2026 financial year (FY2026) brought us another step closer to achieving Vision 2028, our medium‑term growth and sustainability plan unveiled during FY2024. Its objective: to boost monthly surface tailings throughput and production capacity, extend our twin‑hub operational life well beyond 2040, and rehabilitate legacy mining land for lasting community and environmental benefit. It was a two-part programme, the first involving the construction of Ergo’s solar plant and battery energy storage system (BESS), commissioned in November 2024 and the second, a R10 billion capital investment programme involving five projects – Daggafontein TSF pipeline project, and Withok TSF recommissioning at Ergo and the pipeline project, RTSF construction and DP2 expansion at FWGR. The first milestone has now been achieved with Daggafontein TSF pipeline project being commissioned on 6 July 2026 to resume deposition, reducing tonnages onto Brakpan TSF. FWGR poured its first gold on 14 July 2026 after commissioning its elution circuit and smelt house. A strong average gold price received during the period under review, together with solid operating and financial performance from both our operations, boosted our cash flow. This meant not only that we could continue to self‑fund our Big Five projects to bring Vision 2028 to fruition, but also maintain our 19-year, uninterrupted track record of dividend payments to shareholders. What we are particularly proud of is that we did not have to interrupt our dividend despite this very significant capital reinvestment programme. We would have continued to pay a dividend even if the gold price had not been as supportive – as long as the business was generating positive cash flow from operations, the dividend would have been maintained, albeit more modestly. The Nedbank facility remained undrawn throughout the year, and we ended FY2026 with the balance sheet intact, reflecting the quality of the cash generation from both operations. Operating and Financial Performance Given the continuing focus on major projects at both Ergo and FWGR in FY2026 – we are in an interim phase, laying foundations for a 21-year life extension at Ergo and a 20-year life extension at FWGR – both operations delivered strong throughput, output and cost control. Both are doing the best they can with what they have in terms of recoverable reserves. Ergo is in the most complex phase of its transformation. Currently, more than a third of its throughput is loaded and hauled from small, scattered sites at a substantially higher cost than hydraulic recovery. This is the bridge between the old Ergo and the new Ergo: a smaller number of large, high‑volume, hydraulically mined sites. FWGR has been focused on completing the clean‑up of the Driefontein 5 site, bringing Phase 1 of its trajectory to a close. The operation’s step‑change, Phase 2, comes during calendar year 2027 when the expansion of the No. 2 Plant is completed as part of Vision 2028. Throughput will double over time to 1.2 million tonnes per month. Phase 2 focuses on Libanon, Venterspost and Kloof reserves in addition to currently mined Driefontein 3. One Group‑wide operational challenge that deserves mention is the sodium cyanide supply disruption that affected the South African gold industry towards the end of the 2025 calendar year, following a breakdown at the Sasol plant that is the sole mass producer of cyanide in the country. DRDGOLD was better placed than most to absorb it. Ergo’s briquette plant – which solubilises cyanide briquettes as an alternative to liquid cyanide – was able to service both Ergo and FWGR throughout the disruption, without an impact on production at either operation, with a new briquette plant currently under construction at FWGR. We are maintaining approximately six weeks of briquette supply as a buffer. Looking ahead, the issue is more likely to manifest as a price challenge than a supply one, but the industry is not standing still: discussions are underway, in which we are participating through an established consortium, on a sustainable solution for operations in South Africa. No commitments have been made, but the principle has been received constructively by Sasol. On costs: cash operating costs per kilogram rose, and we want to be clear about the thinking behind that. With gold prices at these levels, managing the business purely against per‑unit cost targets would mean leaving profitable reserves unclaimed. Trucked material costs more per tonne than hydraulically mined material, but it also tends to carry higher grades. If the margin is healthy, we mine it. Our operating margin was 57.8% and our all‑in sustaining margin was 53.0% for the year. We lead with those metrics, and our operating teams are not penalised for cost‑per‑unit overruns when those overruns reflect deliberate, margin‑accretive decisions. Vision 2028 Progress: The Big Five From a total Vision 2028 budget of around R10.0 billion, an additional R0.9 billion was approved for the DP2 up-flow reactor (UFR). We have spent approximately R5.3 billion to date, the bulk of it on the DP2 expansion, RTSF and Daggafontein TSF. The remaining capital is weighted toward the RTSF, UFR, Libanon reclamation station and Withok TSF. R2.4 billion is budgeted for FY2027 including the UFR with approximately R3.0 billion remaining thereafter. The programme is on schedule. Delays in the construction of the RTSF due to heavy summer rainfall were manageable and did not require us to revise the timeline. The financial logic of Vision 2028 bears restating whilst the operating foundation it creates is enduring. When the capital programme concludes, we will be running at higher throughput with a meaningfully lower annual capex requirement, making available operating cash flows for discretionary capital allocation. By applying our operating margin at prevailing gold prices and current operating performance, together with our dividend policy, we see the potential for increased cash returns to shareholders over time. This is the value proposition we are working towards, and we remain confident in our ability to deliver it. ESG Performance FY2026 was fatality‑free. We do not report this as a destination reached but as a standard to hold. Our operations involve equipment that is heavy, fast‑moving and pressurised, and the margin for error is small. Near‑miss reporting has become a significant focus because a near miss in this environment carries consequences that are not merely statistical – it is a signal that something needs attention before it becomes irreversible. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 11 Leadership review Timothy Cumming / Chairman Niël Pretorius / CEO Dust management across our operations has reached an acceptable benchmark through years of rigorous monitoring and progressive vegetation of exposed surfaces; we continue to improve against that baseline. On water quality: a new programme is actively desilting streams across the Ergo footprint that have been degraded by decades of mine residue accumulation. The recovered material goes through the plant – production and remediation in the same motion, the integrated model working as it should. On the energy front, the disposal of our interest in the Stellar solar energy project in Limpopo extends our renewable energy position by 30 megawatts without balance sheet exposure. We helped design the project and sold it into capable hands. Ergo's solar plant and BESS contributed to a 10% reduction in its electricity cost and currently meets 46% of the operation's energy needs, enhancing energy security and reducing load‑shedding risk whilst reducing our carbon emissions. Double materiality reporting has been formally adopted. Much of what we have been doing for years – reclaiming environmentally compromised mine tailings, retreating them to recover residual gold and generate revenue, restoring previously sterilised land for re‑use, together with water re- use and renewable energy optimisation – now has a formal reporting framework around it. We do not believe this changes the substance of our business; rather, it provides investors with a clearer framework for assessing and comparing it. This is reflected in our share register, which is attracting more generalist funds, longer-term institutional investors, and a broader investment community that appreciates the value of our tailings retreatment model. On transformation: we meet our 75% HDSA and 25% women‑in‑mining targets. The embedded values in the organisation are such that the best candidate gets the job and the compliance follows naturally. Our concern is not with transformation per se but with ownership targets structured in ways that are either unachievable or would put the business at risk. Beyond that, our focus should be on addressing unemployment and improving service delivery, as these are the outcomes that matter most to the surrounding communities. FY2026 was also a year of leadership transition. Every senior management vacancy was filled by an internal candidate – not by design as a policy but as the natural outcome of a pipeline we have been deliberately building. The current senior leadership team will not be in these roles indefinitely, and we are actively developing the next generation of leadership, ensuring they get the exposure and responsibility they need to be ready. We are equally focused on a post‑Vision 2028 strategic narrative for that generation to inherit – one that reflects a DRDGOLD with a materially enhanced earnings profile and a much expanded international footprint. The Gold Price, the World and South Africa The gold price has been the defining external variable of FY2026. While the gold price has retreated from the levels reached before the recent Middle East conflict, we believe it has fundamental structural support around its current price level. The speculative momentum that drove it higher earlier in the year is not the whole story: central bank buying, geopolitical fragmentation and the reassertion of gold’s reserve role are real structural forces. The price can pull back on technical selling, but the fundamentals bring it back. The single macroeconomic variable we watch most closely now is the availability and cost of fuel – of all the disruptions out there, that is the one that could hurt both the gold price and our ability to produce. Ongoing strikes and disruptions to the Strait of Hormuz continue to create a risk of diesel supply shortages and cost escalations. This is particularly relevant at FWGR where civil and earthworks remain under way on the RTSF construction site and are expected to continue until around October 2026, and Ergo’s trucking of material, both of which are diesel dependent. South Africa: the Government of National Unity (GNU) has provided a measure of constitutional stability that we think is genuine, and we would like to see its co‑operative model extend to provincial and municipal level, where the practical impact on our operating environment would be most felt. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 12 Leadership review continued

Our engagements with officials of the DMPR through the Minerals Council on the draft Mineral Resources Development Bill have been encouraging, and several key proposals made on behalf of the industry received a favourable response at administrative level. The matter still has to go through the parliamentary process, and political agendas may come into play. We remain hopeful that the industry proposals are accepted, as they would, if implemented, significantly enhance South Africa's attractiveness as a destination for international mining investment. On the regulatory front, we are encouraged by constructive engagement with the Dam Safety Office of the Department of Water and Sanitation (DWS) in anticipation of the commissioning of the RTSF. We are also delighted that the long overdue Water Usage Licence (WUL) for the Libanon pump station was issued in July, after senior-level intervention on the part of the DWS. This now allows for the construction of the Libanon pump station to proceed; an essential part of the planned 600 000 tonne per month increase in future throughput profile of FWGR. The Withok TSF project, critical to the extended life plan of Ergo as a key long‑term deposition site, is currently progressing through design and permitting, with the WUL process the single most consequential regulatory dependency. We remain hopeful that it will benefit from the same high-level scrutiny that brought the Libanon WUL to conclusion. Growth Beyond Vision 2028 Vision 2028 is a capital programme with a defined end. What comes after it is a platform for sustained growth: higher throughput, lower capex intensity, the potential for significantly stronger free cash flow, and the infrastructure and expertise needed to support future expansion. At FWGR, we are already evaluating how to increase throughput from 1.2 to 1.8 million tonnes per month, and ultimately 2.4 million tonnes per month. Sibanye’s decommissioned infrastructure provides a compelling organic growth opportunity, with Kloof 2, which added 67 million tonnes to the Mineral Resource, serving as a recent example of this consolidation strategy in action. There is also a broader significance to what we plan to do with the Crown cluster. As we reclaim and retreat those dumps, we will in effect open up a “Corridor of Freedom” – a development spine linking Johannesburg with Soweto that will run through communities that were separated artificially by apartheid‑era spatial planning. Mining was complicit in the legacy that created that landscape, and now, through this project, we will quite literally remove part of that legacy. We are also exploring growth opportunities beyond South Africa, where large tailings deposits sit on major mining companies' balance sheets as untreated, non-core liabilities. The business model we have established in South Africa can be replicated in these markets, across both gold and copper tailings deposits. On the broader strategic front, we remain supportive of the World Gold Council's drive toward the tokenisation and digitalisation of gold which connects identity and provenance verification to the physical gold production chain. The principle is straightforward: gold produced to a verified responsible standard should be distinguishable from gold that is not, and that distinction should carry value. DRDGOLD’s tailings retreatment model – cleaning up legacy environmental liabilities to produce gold with a documented and traceable provenance – is well positioned to benefit from a market that increasingly rewards responsibly sourced production. While still in its early stages, we regard it as a meaningful part of our long‑term value proposition. Outlook for FY2027 As we publish this report, several major components of the Vision 2028 programme are expected to move from construction to commissioning. Key milestones include commissioning of the DP2 expansion, completion of the RTSF for beneficial occupation, the associated step up in FWGR’s production following the commissioning of Libanon and securing the relevant approvals to start construction at Withok. On 15 July 2026 we held a dedicated project commissioning event – structured as a disclosure event in the format of a results presentation – where we set out the full revised commissioning schedule, milestone sequencing emphasising Vision 2028 as a sequenced ramp-up rather than a single commissioning moment, and associated contingencies for each of the Big Five projects, including an update on the design work and permitting progress on the Withok tailings storage facility. Shareholders wishing to review that presentation in detail will find it on our website. In FY2027, we expect production throughput to remain broadly stable in the early stages as new sites ramp-up systematically. The step‑change is not a single event but a sequence. The sequence is defined, the infrastructure is being commissioned, and we are confident of the destination. FY2027 marks the year in which Vision 2028 begins to be realised. Acknowledgements We thank our employees, management teams and Board colleagues for their commitment throughout a demanding year. To our shareholders: thank you for your continued support and patience as we complete the investment phase. The returns we are building towards are real, and we are close. Timothy Cumming / Chairman Niël Pretorius / Chief Executive Officer 30 September 2026 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 13 Leadership review continued Strategic approach After more than a century of deep-level underground mining, we transformed into a surface tailings retreatment specialist. What began as a survival strategy has become a model for modern gold mining - prioritising efficiency, environmental responsibility and long-term sustainability. STRATEGIC APPROACH 15 Business model 18 Operating context 20 Strategy and outlook 30 Materiality process and matters 36 Engaging with our stakeholders 39 Creating value for our stakeholders 40 Material risks and opportunities 52 Climate change and renewable energy DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 14 Sustainability is our business model. It is informed by the characteristics and quality of our mineral resources, our determination to mine as much of our resource as we can, for as long as we can, and our commitment to returning value to nature and the communities around us. Our principal activities Our model begins where conventional mining ends. We recover gold from historic tailings and progressively rehabilitate the land beneath. Seven linked activities carry material from a legacy dump to a rehabilitated landscape, gold sold, and value returned. Identify and consolidate historical tailings deposits Tailings reclamation Retreatment to extract gold Energy generation Waste deposition Land rehabilitation and closure Sale of gold and financial management We grow the business by identifying, acquiring and consolidating the sources available for large-scale retreatment of gold surface tailings. Tailings storage facilities are reclaimed using an on-surface, technology-driven, mechanised mining process (high-pressure hydro- mechanical mining). Reclaimed gold-bearing material is transported as slurry through an extensive pipeline network to our metallurgical plants, where it is retreated through a carbon-in-leach process to produce doré. Our plants operate 24/7. We operate a 60MW solar PV facility integrated with a 160MWh battery energy storage system to reduce carbon emissions and support a more sustainable energy future. Metallurgical plant waste is deposited on two tailings storage facilities managed to leading standards, in line with international best practice, to ensure their safety and stability and to contain their impact on the environment. Sterilised land is rehabilitated to support alternative, sustainable and viable economic use, reversing mining’s environmental legacy. Rehabilitation is conducted concurrently with mining, minimising the work required once a site is depleted and accelerating the availability of land for post-mining use that benefits local communities. Gold produced is sold to generate revenue. Stable, robust management of that revenue and of operating costs, together with considered capital allocation, is aimed at generating positive cash flows and sustained value for stakeholders. How we create value Creating value is a function of our strategy, our external operating environment, and how successfully we manage and act on the resulting risks and opportunities. We seek to create overlapping and integrated value across the six capitals of sustainable development. Our key revenue drivers are production, the gold price and the Rand/US Dollar exchange rate; our primary cost drivers are contractors, labour, energy and consumables. Our strategy is driven by asset optimisation and sustainable development, and is premised on five goals: • Ensuring operational efficiency and long-term profitability • Effective allocation of capital • Unlocking value through reclamation and restoring land for sustainable future use • Embedding resilience and responsibility in all that we do • Adding quality to life of the people we employ or who are associated with our operations The six capitals – financial capital, human capital, natural capital, manufactured capital, intellectual capital, and social and relationship capital – flow through our activities and are set out on the following pages under what we used (inputs), what we did (outputs) and what we achieved (outcomes). Strategic time horizon DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 15 Business model Short term (FY2026 to FY2028) Medium term (FY2028) Long term (Beyond FY2028) Deliver stable, value- accretive production at both operations; resolve licencing requirements for Withok TSF; commission RTSF and Libanon reclamation station as well as to complete the DP2 ramp-up at FWGR Complete the Vision 2028 “Big Five” capital programme, securing deposition capacity and processing capability for the next decade of tailings retreatment. Continue work on “Cracking the Code” Sustain tailings retreatment at scale beyond current permitted resources; pursue further opportunities in resource recovery; deliver progressive land rehabilitation across the Witwatersrand. What we used What we did What we achieved Inputs Outputs Outcomes Trade offs Financial capital Produced 4 839kg of gold equivalent to 1.2kg per employee (FY2025: 4 830kg, 1.4kg per employee) Generated revenue of R11 159.0m (FY2025: R7 878.2m) Deposited 25.1Mt of tonnage throughput (FY2025: 25.6Mt) Emitted 243 593tCO₂e (FY2025: 260 166tCO₂e) • Net cash generated from operating activities of R5 675.3 million (FY2025: R3 511.1 million), aided by the high gold price received, with R3 531.6 million reinvested in manufactured capital for the repositioning of the business to Vision 2028. Free cash flow generated: R2 266.4 million (FY2025: R1 227.8 million) • Operating profit: R6 452.0 million (FY2025: R3 523.6 million) • Headline earnings per share and dividend yield: 491.9 cents and 4.8% (FY2025: 260.6 cents and 2.9%) • Market capitalisation at 30 June 2026: R30.6 billion (FY2025: R20.5 billion) • Dividends declared in respect of FY2026: 170 cents per share • (FY2025: 70 cents per share) – a dividend in each of the past 19 consecutive years Trade-off: funding future optionality versus rewarding shareholders today. Capital reinvested into Vision 2028 competes with cash returned to shareholders. Every rand into growth is a rand not distributed, and the high gold price makes dividends attractive. Funding to invest in operating, sustaining and growing the business is sourced internally, from operating cash flows, or externally through debt finance. We take our role as custodians of shareholders’ capital seriously and maintain an extensive governance framework to ensure efficient capital allocation and proper financial controls. • Net cash position as at 30 June 2026: R2 770.0 million (FY2025: R1 306.2 million) • Capex incurred in FY2026 to sustain and grow the business: R3 531.6 million (FY2025: R2 254.9 million) • Debt facility with Nedbank: R2 billion Human capital • Zero fatalities at our operations (FY2025: zero) • Safety performance: LTIFR of 1.25 and RIFR of 0.27 per million hours worked (FY2025: 1.63 and 0.81 respectively) • HDP employees in managerial and supervisory positions: 79% (FY2025: 79%) • Women comprised: 28% of the workforce (FY2025: 27%), reflecting continued progress in workforce diversity Trade-off: efficiency versus the social expectation to be a large local employer. The drive for efficiency and a small, highly-skilled workforce sits against the expectation from unions, communities and government to create safe jobs. The mechanised reclamation model is deliberately not labour-intensive, so more throughput does not translate to more employment. The efficiency of our operations relies on the skills, expertise, motivation and wellbeing of our people. Our aim is for our workforce to increasingly reflect the demographics of South Africa. • Total workforce, including specialist contractors: approximately 3 975 (FY2025: 3 410, including contractors) • Spend on employee training and development: R23.8 million (FY2025: R15.8 million) • Multi-year wage agreement concluded at Ergo; four-year agreement in place at FWGR • Experienced, committed Board and leadership team in place Natural capital • Movement in Mineral Resources and Reserves mainly due to the inclusion of Kloof 2 at FWGR and partly set off by depletion and model adjustments at both operations resulting in: • Mineral Resources increasing to 6.58Moz • Mineral Reserves increasing to 6.24Moz • Surplus solar energy delivered into the Eskom grid: 68 523MWh (FY2025: 42 144MWh) • Scope 2 GHG emissions: 233 666tCO₂e (FY2025: 250 033tCO₂e) • Potable water consumption as a share of total water use: 3% (FY2025: 4%) • Dust samples exceeding legal limits contained to 0.5% of total samples taken (FY2025: 2.1%) • Land rehabilitated during the year 43ha, bringing total land rehabilitated over the past 10 years to approximately 527ha (FY2025 total: 520ha) • Partnering with a property developer to develop approximately 90ha of rehabilitated land for mixed use over an estimated three to five years, unlocking previously sterilised land Trade-off: scaling production versus containing the footprint and consequent impact on the environment, managed through the rehabilitation, water, energy strategy. Higher Vision 2028 expected throughput raises electricity, water and reagent demand, pulling against the environmental commitments. Our mineral resources and reserves, the land on which they are located, and the consumables and utilities (water and energy) used in our activities. We manage a number of tailings facilities across that require measures to contain dust and effluent. • At the start of FY2026 our Mineral Resources and Reserves comprised: • Mineral Resources of 6.27Moz • Mineral Reserves of 5.85Moz • Electricity consumed after wheeling and offsets: 216 357MWh (FY2025: 240 416MWh) • Potable water consumption: 932Ml (FY2025: 1 214Ml) • Diesel consumption: 798 546l (FY2025: 974 510l) • Natural gas consumption: 146 945GJ (FY2025: 142 500GJ) DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 16 Business model continued

What we used What we did What we achieved Inputs Outputs Outcomes Trade offs Manufactured capital Produced 4 839kg of gold equivalent to 1.2kg per employee (FY2025:4 830kg, 1.4kg per employee) Generated revenue of R11 159.0m (FY2025: R7 878.2m) Deposited 25.1Mt of mine waste/ retreated tailings (FY2025: 25.6Mt) Emitted 243 593tCO₂e (FY2025: 260 166tCO₂e) • FWGR progressed Vision 2028 projects to expand capacity from 0.5Mtpm toward 1.2Mtpm, with DP2 elution circuit and smelthouse commissioned • Ergo advanced its Vision 2028 projects by commissioning pipeline project to resume deposition onto Daggafontein TSF. Withok TSF regulatory approval progressing to commence construction • Closing carrying value of property, plant and equipment: R11.9 billion (FY2025: R8.5 billion), reflecting reinvestment in the asset base Trade-off: economies of scale versus strategic flexibility. Capital locked into long-life fixed infrastructure commits the business to specific sites and processing routes for decades. That scale is the advantage, but it reduces flexibility if grades, regulation or the gold price shift. We operate infrastructure that gives us the economies of scale to move large volumes of tailings – an extensive pipeline network carrying material from reclamation sites to our plants and on to the tailings storage facilities. • Opening carrying value of property, plant and equipment: R8.5 billion (FY2024: R6.8 billion) • 60MW solar PV facility with 160MWh battery energy storage fully commissioned and operational • Capital investment underway at FWGR to expand capacity from 0.6Mtpm to 1.2Mtpm and reposition the business to consolidate mine waste in the West Rand • 21km dual pipeline (slurry and return water) commissioned to resume deposition at Daggafontein TSF and reduce tonnages on Brakpan TSF • Regulatory applications for recommissioning of the Withok TSF submitted, public participation completed, authorisation phase underway to extend Ergo’s life of mine Intellectual capital • Sustained, industry-leading recovery efficiencies through proactive, data- driven plant management • Advanced R&D in the plant processes aimed at improving recoveries and getting more out of less - UFR capital expenditure approved to be constructed at DP2 • Maintained governance, culture and Code of Ethics as the foundation for how the business operates Trade-off: the advantage of specialised expertise versus the resilience risk of a narrow skills base. While intellectual capital supports industry-leading recoveries, and our competitive position, it also creates specialised knowledge held by a small group of people. That expertise drives industry-leading results but concentrates key person and knowledge-retention risk. DRDGOLD is a technology-reliant business, from mining method to processing systems, supported by institutional knowledge, processes and technical ability. We have matched our resource to technology that achieves the recovery efficiencies our high-volume, low-grade process requires, capturing tens of thousands of data inputs per minute and managing our plants proactively against a defined set of operating parameters. Electricity back-up technologies and water management systems have been installed to minimise downtime associated with rainstorms and electricity supply. • Small, skilled and experienced workforce • R&D programme aimed at getting more out of less – investigating technology in the carbon-in-leach circuit and greater plant processes to improve recoveries • Corporate culture and values • Corporate governance framework, supporting policies and Code of Ethics in decision making to support safe, responsible and efficient recovery • "Cracking the code" through construction of an Aztec up-flow reactor at FWGR Social and relationship capital • Invested R56.8 million (FY2025: R55.4 million) in socio-economic development projects. Of this amount, R8.2 million was directed towards the Broad-Based Livelihoods programme across 31 communities (FY2025: R16.2 million across 50 communities) • Maintained constructive relationships with communities, government and regulators, protecting the social licence to operate • Partnering with a property developer to unlock approximately 90ha of rehabilitated land for mixed-use redevelopment, adding social value from previously sterilised land Trade-off: investing in community relationships versus protecting project delivery, with under- investment in either eroding both. Operating in built-up areas makes community investment essential to the social licence to operate, but rising expectations for procurement and jobs can slow the projects sustaining the business. Constructive, honest relationships with stakeholders promote understanding of their needs and expectations. This matters because we operate mostly within built-up areas, close to communities that are socio-economically stressed. Our socio-economic development programmes focus on helping communities become economically self-sustaining, with improved quality of life and meaningful engagement. Just as important are our relationships with regulators and government, where proactive engagement and disciplined compliance with a complex and evolving regulatory framework underpin the authorisations and licence to operate on which our business depends. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 17 Business model continued The world in which we operate is rarely still. Every tonne we reclaim, every hectare we restore and every dividend we return to shareholders is produced against a backdrop of real-world complexity, a gold price shaped by geopolitical forces beyond our control, environmental and climate-related risk, a South African economy navigating structural reform, and a regulatory environment that continues to evolve in ways that directly affect our operations and our assets. We have built a business that is designed to operate within this complexity, to find value where others see liability, and to use the pressures of our operating context to proactively build the discipline and innovation that will sustain our business over the long term. Our response to each of these drivers is guided by our strategy and its purpose, to Reclaim. Restore. Return. Our year has been defined by the maturing of our most ambitious capital investment cycle to date, the continued disciplined execution of Vision 2028 and the most extraordinary gold price tailwinds, all against a backdrop of continued structural challenges in South Africa’s political, regulatory, and infrastructure environment. Beyond the events of any single year, a small number of structural forces will shape where we can create value over the medium to long term. Organisations that adapt to them will hold the advantage. The energy and climate transition. Decarbonising a power-intensive business, while adapting to more frequent extreme weather, will shape our cost base and infrastructure choices for years to come. The direction of resource regulation. Policy on historic tailings and mineral rights will influence how much long-term value we can unlock from our resource base. Water security. In one of the world’s most water-stressed countries, long-term access to water is both a strategic constraint and a shared responsibility. Stewardship and access to capital. Rising investor and stakeholder expectations on ESG, together with our role in restoring mined land, increasingly shape our reputation and cost of capital. These forces are explored further in the Material Risks and Opportunities section on pages 44 to 47. FY2026 and the forces which shaped our year Global uncertainty drives gold to record highs As a fully unhedged rand gold producer, a year of continued global uncertainty created an exceptionally favourable market. Sustained safe-haven demand, driven by the Russia-Ukraine conflict, Middle East instability and US-China trade tensions, carried gold to successive record highs, while a strengthening rand on the back of renewed US trade protectionism added further support to rand-denominated revenues. 2026 fiscal year 2025 fiscal year Change Gold price milestone US$ per ounce US$ per ounce % Closing gold spot price 4 007 3 303 21 Lowest gold spot price during the fiscal year 3 275 2 329 41 Highest gold spot price during the fiscal year 5 399 3 432 57 Average gold spot price for the fiscal year 4 238 2 818 50 Our strategic response: We retain a fully unhedged position to capture the upside, while disciplined cost management, a debt-free balance sheet and phased capital deployment keep us resilient should the price turn. A scalable, largely fixed cost base and a long-life resource base underpin that resilience across a wide range of price scenarios. (See Material Risks and Opportunities, page 47) Strategy link: Reclaim. Restore. Return. (see Strategy, page 26) A more reliable grid meets rising electricity costs The electricity supply environment improved materially relative to prior-year load- shedding, as Eskom’s Generation Recovery Plan lifted plant reliability and reduced the frequency and severity of outages. Caution on high municipal debt recovery and structural reform continue. For operations running on a 24/7/365 basis, this allowed both Ergo and FWGR to plan and execute more predictably. The cost trajectory is less favourable: electricity is about 12% of operating costs, and above- inflation tariff increases are expected to persist for several years. Our strategic response: The Ergo Solar Plant and BESS, emergency back-up systems and the Stellar off-take agreement from 2028 reduce our exposure to both supply disruption and rising grid costs. (See Material Risks and Opportunities, page 44) Strategy link: Reclaim. Restore. Return. (see Strategy, page 22) Political continuity holds as tailings regulation takes shape The GNU formed after the 2024 elections, provided a degree of continuity and cautious optimism on reform and electricity supply, though coalition tensions kept the policy environment uncertain. Sovereign rating reviews held a stable-to-positive outlook, with further upgrades dependent on fiscal discipline and reform. The most significant development for DRDGOLD is the proposed Draft MPRD Bill, whose provisions on historic residue stockpiles bear directly on the value of our tailings resource base and how we unlock it. Our strategic response: We engage actively through industry forums and have submitted formal representations on the MPRD Bill to the Minister, alongside those made by the Minerals Council of South Africa. (See Material Risks and Opportunities, page 44) Strategy link: Reclaim. Restore. Return. (see Strategy, page 22) DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 18 Operating context See the Strategy and outlook section for more information See the Material risks and opportunities section for more information Tighter tailings scrutiny plays to our strengths Since the international dam failures at Brumadinho and Mariana, scrutiny of tailings safety has intensified, through stricter Dam Safety Office oversight, more demanding Approved Professional Person requirements and increasing investors focus on specific TSF performance criteria. For DRDGOLD, this plays to our strengths. Tailings facilities are the foundation of our model, and our long record of responsible management, compliance with the five-yearly Dam Safety Evaluation cycle and proactive geotechnical investment position us well. Our surface model also progressively removes historic tailings rather and consolidating final deposition onto centralised, carefully managed and engineered facilities, aligning our model with the direction of global policy. Our strategic response: We manage tailings facilities to standards beyond the regulatory minimum and are building new facilities to withstand the scrutiny of regulators, communities and investors over their full operating life. (See Material Risks and Opportunities, page 44) Strategy link: Reclaim. Restore. Return. (see Strategy, page 26) Doing more with less in a water-scarce country Rainfall variability, extreme weather and drought affect throughput, tailings stability and dust management at both operations. We rely on a carefully managed blend of recycled process water, treated acid mine drainage and surface water, limiting potable water to approximately 3% of consumption. Potable water use fell by 23% to 932Ml during FY2026, and dust exceedances fell from 31 to 7, supported by summer rainfall and a vegetation programme that covered 43 hectares of tailings surface. The reduction in potable water dependency over the past decade reflects years of deliberate investment in water infrastructure. Our strategic response: We build seasonal weather patterns into production planning and continue to reduce potable water reliance through recycling, utilisation of treated acid mine drainage and reticulation upgrades. (See Material Risks and Opportunities, page 45, and the Climate change and renewable energy section, page 52.) Strategy link: Reclaim. Restore. Return. (see Strategy, page 24) Confronting illegal mining alongside our communities Illegal mining, carried out by individuals known as zama zamas, remained a persistent challenge during FY2026 for the mining industry and greater society, driven by unemployment, poverty and limited access to formal economic opportunity. These pressures are felt most in the communities around our operations, where residents may face intimidation from organised syndicates or turn to informal mining as a last resort. That makes trust, open dialogue and meaningful engagement central to how we respond. Our strategic response: We combine intelligence-led security and close cooperation with the South African Police Service with sustainable employment, skills development and enterprise support that address the underlying drivers of illegal mining. (See Material Risks and Opportunities, page 44.) Strategy link: Reclaim. Restore. Return. (see Strategy, page 26) Foresight mitigates a national cyanide shortage Our growing reliance on integrated digital systems raises both the value of our information assets and our exposure to cyber threats such as ransomware and operational technology compromise. The same interconnectedness applies to physical supply chains, as FY2026 showed when Sasol’s force majeure triggered a nationwide shortage of sodium cyanide from the industry’s sole domestic producer. Having identified this concentration as a material risk in advance, we were well prepared. Our strategic response: We had stockpiled cyanide briquettes and built a dedicated dissolution plant at Ergo, so production was largely unaffected, while cybersecurity remains embedded in our enterprise risk management framework. (See Material Risks and Opportunities, page 47.) Strategy link: Reclaim. Restore. Return. (see Strategy, page 22) DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 19 Operating context continued Our strategy DRDGOLD occupies a distinctive position in the global gold industry. We do not sink shafts or blast rock. Our two operations, Ergo on the East and Central Rand, and FWGR on the West Rand of the greater Gauteng area in South Africa, hydraulically reclaim historic mine tailings, pumping slurry from surface deposits through carbon-in-leach processing circuits to recover gold that earlier extraction technology left behind. The tailings facilities we reclaim are simultaneously our resource, our processing infrastructure and our primary environmental liability. This business model is built on a straightforward proposition: extract remaining gold from legacy deposits, progressively rehabilitate the land beneath them, and return enduring value to all stakeholders. We capture that proposition in three words: Reclaim. Restore. Return. The Reclaim, Restore, Return framework is DRDGOLD’s expression of sustainable gold mining: extracting value, eliminating legacy harm, and returning enduring benefit to all stakeholders. We transform a century of extraction into a platform for rehabilitation and long-term prosperity. Our vision is to be the industry benchmark for surface tailings retreatment; an operation that extracts maximum value from every tonne processed, progressively eliminates the environmental legacy of historic mining, and sustains that contribution for decades to come. This report marks a deliberate evolution in how DRDGOLD presents its strategy. The Reclaim, Restore, Return structure organises each focus area around the outcome it serves: every tonne we process advances all three outcomes simultaneously. Reclaiming gold funds land rehabilitation that generates the returns that allow us to do it again. Organising the strategy section around these pillars provides a clear line of sight from what we do every day to the enduring value we are building. Strategic focus areas Reclaim Restore Return Grow the business by replicating our business model – expanding beyond South Africa and other metals. • • • Optimally, profitably and sustainably mine our large surface gold resource. • • • Use technology and information to enhance operational performance and minimise impact on the environment. • • Create a value-driven culture of employee safety, empowerment, diversity and inclusion. • Improve quality of life in communities surrounding our operation. • • DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 20 Strategy and outlook

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Value proposition


RECLAIM
We don't dig deeper,
we think smarter...

We extract gold from millions of tonnes of legacy tailings at scale and with precision, continuously improving yields through metallurgical discipline and process innovation.


RESTORE
We regenerate ecosystems and reshape communities...

As we process each deposit, we reduce its surface footprint, rehabilitate the land beneath it and eliminate sources of acid mine drainage and windblown dust that have affected communities for generations.


RETURN
We return value through consistent financial and nature dividends...

We generate returns for shareholders, employment and economic opportunity for host communities, and a safer, cleaner environment for the regions in which we operate.

We protect these returns through disciplined cost and risk management, investment in energy resilience, and the sustained trust of regulators, communities and our workforce.

Strategic time horizon

Short-term (FY2026 to FY2028)	Medium-term (FY2028)	Long-term (beyond FY2028)
Deliver stable, value-accretive production at both operations; resolve licencing requirements for Withok TSF; commission RTSF and Libanon reclamation station as well as to complete the DP2 ramp-up at FWGR.	Complete the Vision 2028 "Big Five" capital programme, securing deposition capacity and processing capability for the next decade of tailings retreatment. Continue work on "Cracking the Code".	Sustain tailings retreatment at scale beyond current permitted resources; pursue further opportunities in resource recovery; deliver progressive land rehabilitation across the Witwatersrand.



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Reclaim

Extract gold from legacy tailings.
Build the infrastructure to do it for decades to come.

DRDGOLD's core activity is the reclamation of gold from tailings deposits. Operating across more than 25 million tonnes of material per year at micro yields, the business model is one of volume, process efficiency and metallurgical discipline. Optimal reclamation means recovering the maximum gold from every tonne processed; profitable reclamation means doing so at unit costs that preserve margin at micro yields; sustainable reclamation means doing so in a way that restores the land and extends the life of the operation. Securing the physical infrastructure to sustain that volume, deposition capacity, pipeline networks and expanded processing plants, is the defining capital imperative of our current strategic cycle.

CAPITALS AFFECTED

Manufactured | Natural | Intellectual | Financial

FY2026 PERFORMANCE

25.1Mt	4 839kg	155 577oz	0.193g/t	4 of 5
Tonnage throughput	Gold produced	Gold produced (oz)	Yield	Vision 2028 on plan

FY2027 FOCUS AREAS

- Resolve the outstanding regulatory requirements for the 4L39 reclamation site (WUL) and restore Ergo's throughput to target levels
- Ramp up depositioning at the Daggafontein TSF towards its 750,000tpm share of Ergo's deposition regime. First tailings were deposited on 6 July 2026
- Complete the RTSF beneficial occupation process and commence deposition, removing the deposition capacity constraint at FWGR
- Complete commissioning of the DP2 plant expansion at FWGR: the new elution circuit and smelt house were commissioned in July 2026, the second 600,000tpm module is scheduled for commissioning by the end of Q1 FY2027, and throughput will ramp up towards stable production of 1.2Mtpm by Q1 FY2028, contingent on RTSF beneficial occupation and commissioning of the Libanon reclamation station
- Commence construction of Libanon reclamation pump station, as the critical path to FWGR's ramp-up to 1.2Mtpm
- Continue the Wits School of Chemical and Metallurgical Engineering research partnership, now in its final year, will be renewed for a further five years, to advance process efficiency and yield improvement
- Complete construction of the DP2 up-flow reactor to improve gold recoveries
- Advance responsible sourcing and gold provenance work in partnership with the WGC, linking DRDGOLD's documented, traceable production chain to the WGC's responsible gold initiative and chain-of-custody framework (RGMP 3)

APPLICABLE UN SDGs	8, 9, 13, 17
WGC RGMPs	• RGMP 2 (Understanding our impacts) • RGMP 3 (Supply chain) • RGMP 8 (Environmental stewardship) • RGMP 9 (Biodiversity, land use and mine closure)

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Strategy and outlook continued

WHAT WE FOCUS ON

- Maintaining throughput volume at both operations, targeting ~26Mt for FY2027 across the Group
- Optimising gold yield through metallurgical process discipline and continuous technological improvement
- Executing the Vision 2028 'Big Five' capital programme to secure deposition capacity and expand processing capability
- Advancing the pipeline and plant infrastructure that links our reclamation sites, plants and tailings storage facilities
- Investing in research and development through our partnership with the University of the Witwatersrand and our in-house technical team to improve recovery rates
- Maintaining regulatory approvals (water use licences, waste management licenses, environmental authorisations) that underpin operational continuity
- Obtaining Withok regulatory approvals
- Building the operational track record, in throughput, recovery and rehabilitation, that underpins future replication of our model beyond the current footprint (see Outlook)

MATERIAL RISKS

1. Limited tailings deposition capacity	Insufficient capacity to deposit processed tailings is the single most operationally critical constraint. Any gap risks production interruption across the entire operation.
2. Country risk	Operating exclusively in South Africa and particularly with a large footprint exposes the business to deteriorating public infrastructure, policy uncertainty and socio-economic instability. These factors can disrupt operational continuity and raise the cost of sustaining tonnage throughput.
5. Potable water scarcity and access and cost to secondary water sources	Hydraulic reclamation depends on large volumes of process water; approximately 70% is recycled, but the reliability, quality and cost of make-up supply remain a constraint. Disruption to water supply directly curtails reclamation volumes.
6. Heightened regulatory change, uncertainty and fragmentation	Water use licences, environmental authorisations, dam safety approvals and tailings regulation changes govern both reclamation and deposition. Delays directly constrain tonnage throughput.
9. Capital project progress/project execution risk and integration risks	Wet seasons, geotechnical complexity (including dolomite at Withok) and supply chain factors can delay capital project completion and defer the deposition capacity they are designed to unlock. Slippage against Vision 2028 milestones directly extends the period of constrained tonnage throughput.



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Strategy and outlook continued

Restore

Rehabilitate the land. Manage tailings with integrity.
Protect the communities around us.

DRDGOLD's environmental obligation is not a liability to be managed at arm's length, it is part of our operating model. The tailings deposits we reclaim are sources of acid mine drainage, windblown dust and geotechnical risk. As we reclaim material from each deposit, we progressively reduce its surface footprint and rehabilitate the land beneath it, restoring vegetation and re-establishing biodiversity. Deposition is being consolidated onto a small number of large engineered facilities managed in accordance with South African Dam Safety Regulations and towards Global Industry Standard on Tailings Management (GISTM) principles. These facilities represent long-term stewardship that extends beyond the life of reclamation activities. Our measure of success is not only the gold we recover but the rate at which we eliminate environmental harm, the net biodiversity outcome we deliver and the land we return for sustainable use.

CAPITALS AFFECTED

Natural | Social & Relationship | Manufactured | Human

FY2026 PERFORMANCE

43ha	51ha	932Ml	59ha	0.5%
TSF surface vegetated	NNR Land Clearance	Potable water consumption	NNR applications lodged	Dust exceedance rate
70%	**9 846**	**233 666**	**50.3**	**3**
Water recycling rate	Scope 1 GHG (tCO_2e)	Scope 2 GHG (tCO_2e)	GHG intensity (tCO_2e/kg)	Reportable environmental incidents

FY2027 FOCUS AREAS

- Deliver gold production in line with guidance of 160 000oz to 170 000oz, through consistent operational performance and focused recovery optimisation
- Commence controlled deposition at the RTSF within its engineered environmental safeguards, including the return water dam and closed water circuit, establishing the single, modern, monitored facility that will consolidate the West Rand's historic tailings footprint
- Continue vegetation and rehabilitation programmes across previously reclaimed areas at both Ergo and FWGR, advancing the Group's progressive land rehabilitation footprint
- Develop and publish a baseline biodiversity metric for certain sites, quantifying land disturbed versus land rehabilitated and net biodiversity outcome, aligned with the SASB Metals & Mining standard and RGMP 9 (Biodiversity, land use and mine closure)
- Complete the Withok geotechnical investigation, including dolomite characterisation, and progress the water use licence and regulatory engagement, enabling detailed engineering and construction to proceed
- Maintain all active TSFs under statutory Dam Safety Regulations, with ongoing independent evaluation by Approved Professional Persons (APPs)
- Maintain full compliance with all water use licences, waste management licenses, environmental authorisations, mining rights and dam safety approvals
- Monitor and manage groundwater pollution, dust and water quality across relevant facilities in line with regulatory licence conditions

APPLICABLE UN SDGs	6, 13, 15, 17
WGC RGMPs	• RGMP 8 (Environmental stewardship) • RGMP 9 (Biodiversity, land use and mine closure) • RGMP 10 (Water, energy and climate change)

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WHAT WE FOCUS ON	MATERIAL RISKS	
• Progressively rehabilitating reclaimed land through environmental (including vegetation) programmes at both Ergo and FWGR • Managing each active TSF under the Dam Safety Regulations of the National Water Act, with ongoing geotechnical monitoring and independent oversight by the TSF's APPs • Reducing water consumption, lowering our carbon footprint and improving electricity efficiency across our infrastructure, supplemented from January 2028 by wheeled renewable supply under the NOA agreement • Maintaining and expanding deposition infrastructure: RTSF, Daggafontein, and Withok, to ensure that processed tailings are safely contained and do not present risk to surrounding communities • Maintaining full financial provision for environmental rehabilitation obligations, reviewed annually, with the provision reducing as land is progressively rehabilitated • Monitoring and groundwater pollution, dust suppression and water quality across all facilities • Maintaining community liaison programmes at both operations to preserve social licence and address concerns proactively • Measuring and managing biodiversity impact across the Group's operating footprint, tracking land disturbed, land rehabilitated and net biodiversity outcome of certain sites, aligned with the *SASB Metals & Mining standard and RGMP 9 (Biodiversity, land use and mine closure)*	**3. Security issues**	Illegal mining and criminal activity across an extensive operating footprint threaten people, assets and surrounding communities. Incidents risk operational disruption, increased security costs and damage to land and infrastructure.
	7. Threat to social and operating licence and other permits	Historic tailings deposits affect communities through dust, effluent, drainage and visual impact. In a deteriorating socio-economic environment, our licence to operate is increasingly challenged, making constructive community engagement essential to reducing disruption risk and maintaining our social licence.
	11. Climate change physical risks	More frequent and intense rainfall events test the structural integrity of tailings storage facilities and delay deposition and rehabilitation work. Incidents at other operations globally have raised the bar for dam safety governance significantly.



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Strategy and outlook continued

Return

Deliver financial value. Care for our people and communities. Sustain licence to operate.

DRDGOLD's purpose is to create enduring value; for shareholders, for employees, for the communities in which we operate, and for the environment we progressively rehabilitate. Generating that value requires disciplined financial management, an uncompromising commitment to the safety and wellbeing of our people, and the sustained trust of regulators and communities, underpinned by our transformation commitments under the Mining Charter. These are not separate obligations: they are mutually reinforcing conditions of our ability to operate.

CAPITALS AFFECTED

Financial | Human | Social & Relationship | Intellectual

FY2026 PERFORMANCE

R967 523/kg Cash operating cost	**53.0%** AISC Margin	**170cps** Dividend declared	**Fatality-free** Safety	**1.25** LTIFR
0.27 RIFR	**9 846** Scope 1 GHG (tCO_2e)	**233 666** Scope 2 GHG (tCO_2e)	**42%** Renewable electricity (% of total)	**R56.8m** Socio-economic development spend
30MW Renewable energy supply agreement concluded with NOA (supply from January 2028)		**R768m** Salaries, wages and other benefits		**R23.8m** Training spend

FY2027 FOCUS AREAS

- Manage Group unit costs within guidance in an environment of continued input cost inflation, drawing on higher throughput to improve cost absorption
- Maintain the fatality-free record achieved in FY2026 and continue to improve the LTIFR through targeted safety management programmes
- Manage the DP2 headcount ramp-up at FWGR in line with the plant expansion commissioning schedule
- Deliver on the commitments of the five-year wage agreement concluded at Ergo in February 2026, and engage constructively with organised labour on broader workforce matters
- Continue to expand the renewable energy footprint, reducing electricity cost and improving grid independence at both operations and progress implementation arrangements for wheeled supply under the NOA agreement ahead of commencement in January 2028
- Return excess cash generated to shareholders in line with our dividend policy

APPLICABLE UN SDGs	1, 8, 10, 16
WGC RGMPs	• RGMP 4 (Safety and health) • RGMP 7 (Working with communities)

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WHAT WE FOCUS ON	MATERIAL RISKS	
• Maximising operating margin through the combination of throughput volume, yield optimisation and disciplined cost management • Identifying opportunities to reduce carbon emissions, including through increased renewable energy penetration, while reducing electricity costs and improving power supply resilience • Maintaining a fatality-free workplace and continuously improving the LTIFR • Investing in the development, retention and wellbeing of our employees, and maintaining constructive industrial relations • Upholding all statutory and regulatory obligations, including water use licences, waste management licenses, environmental authorisations, mining rights and dam safety approvals • Managing stakeholder relationships with regulators, communities, organised labour and investors with transparency and consistency	**12. Impact of geopolitical and macro-economic volatility**	DRDGOLD's revenue is entirely dependent on the rand gold price as an unhedged gold producer. High unit volumes at low yields make margins sensitive to price movements, particularly in a rising cost environment.
	4. Certainty of power supply and rising electricity cost	Load-curtailment and grid instability remain a risk to operational continuity, notwithstanding progress on solar and battery energy storage at both operations. Rising electricity tariffs compound input cost inflation and pressure unit economics.
	10. Supply chain vulnerabilities (heightened by geopolitical volatility)	Rising input costs and constrained availability of key materials, equipment and services expose both operations and the Vision 2028 capital programme to delay and cost escalation.
	8. Information technology risk (incl. cyber security threats)	DRDGOLD's hydraulic reclamation, pipeline and processing operations rely on operational technology (OT) control systems. Disruption through cyber incident or system failure could interrupt production and compromise data integrity.



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Strategy and outlook continued

Delivering on our FY2026 priorities

During FY2026, the Group focused on the priorities identified in the previous reporting period, including advancing the Vision 2028 capital programme, resuming deposition at Daggafontein TSF, progressing the regulatory approvals required for the recommissioning of the Withok TSF, assessing opportunities to expand the business model beyond South Africa and into other commodities, and investigating technologies aimed at improving gold recoveries. The Group also remained focused on achieving production and cost objectives, maintaining liquidity while funding major capital projects, strengthening its renewable energy platform and delivering value for employees, communities and shareholders. Detailed delivery against each of these priorities is set out in further detail throughout this report.

Outlook

The Group enters FY2027 in the strongest financial position in its recent history, with Vision 2028 on track. Record-high gold prices, disciplined capital allocation and operational resilience across both Ergo and FWGR have generated the cash flow to self-fund the Big Five capital programme while maintaining an unbroken 19-year dividend record. Four of five Vision 2028 projects are on or ahead of schedule. The strategic task for FY2027 is to convert that momentum into sustainable, long-term platform performance.

The external environment is constructive. Gold has fundamental structural support at current levels: central bank accumulation, geopolitical fragmentation and the reassertion of gold's reserve currency role are real, enduring dynamics. South Africa's GNU has provided a measure of political stability, whilst the initial positive response, at least at administrative level of government on the submissions made by industry on certain critical issues on the Mineral Resources Development Bill, may well pave the way toward an improved investment climate; provided of course, parliament adopts a similar approach. Turnaround time on certain WULs and fuel costs remain the two most consequential operating-environment risks. On both, management has active mitigation strategies in place.



Vision 2028: completion milestones

Project	Capacity	Status	Expected milestone	Capex
Daggafontein pipeline project: Ergo	120Mt deposition capacity; 750,000tpm (Ergo's 1.65Mtpm splits 750,000tpm to Daggafontein, 900,000tpm to Brakpan)	Complete – deposition resumed	First tailings deposited 6 July 2026; ramp-up to 750,000tpm	R0.5bn
DP2 plant expansion: FWGR	Throughput doubling from 500,000tpm to 1.2Mtpm	On schedule	Smelt house and elution circuit commissioned 14 July 2026; remainder of plant Q1 FY2027; ramp-up to 1.2Mtpm by Q1 FY2028	R1.9bn
Pipeline network: DP2–RTSF–Libanon: FWGR	135km of slurry, residue and return-water lines; unlocks the 74.3Mt Libanon dump, adding 600,000tpm of feed alongside 600,000tpm from Driefontein 3	In progress – 95% complete (pipeline network)	WUL for Libanon reclamation pump station obtained in July 2026; approximately 9 months' construction (critical path to 1.2Mtpm)	R1.2bn
Regional Tailings Storage Facility construction: FWGR	800-hectare fully lined facility; up to 800Mt storage; initial deposition 1.2Mtpm, designed for an ultimate 2.4Mtpm; 34-year life	In progress – 67% complete	Phase 1 beneficial occupation, commissioning window Q2 FY2027 (dry conditions required); ramp to 1.2Mtpm by Q1 FY2028	R3.4bn
Recommissioning of Withok TSF: Ergo	310Mt storage capacity; adds the final 150,000tpm taking throughput from 1.65Mtpm to 1.8Mtpm target	Regulatory approvals pending (EA, WML and WUL submitted)	Approvals targeted December 2026; construction up to 24 months; completion during 2029	R3.0bn

Vision 2028: growth in action G ro up th ro ug hp ut (M tp m ) Output profile of 185,000 – 195,000oz per annum at 2.85Mtpm Vision 2028 throughput build-up to 3Mtpm | deposition profile Ergo (Brakpan + Daggafontein) Ergo: Withok TSF FWGR: Driefontein 3 FWGR: Libanon via RTSF 3Mtpm Vision 2028 target FY2026 Actual FY2027 Estimate FY2028 Estimate FY2029 Estimate FY2030 Estimate 0 1 2 3 4 DRDGOLD's role within the Sibanye-Stillwater group is expected to remain strategically important as it deepens its exposure to the circular economy and discharges the environmental closure obligations in respect of its historic residue deposits on the West Rand. Sibanye-Stillwater's business model explicitly encompasses retreatment, recycling and progressive land rehabilitation as distinct value chain activities, with DRDGOLD positioned as the group's primary vehicle for surface tailings retreatment in South Africa. The completion of Vision 2028 will consolidate DRDGOLD's throughput capacity and extend its reserve life, reinforcing the long-term value of this relationship. Vision 2028 is not DRDGOLD’s destination, but rather the foundation for what comes next. As the Big Five projects approach completion and the Group’s tonnage throughput and free cash flow profile improve, management is actively developing the post-Vision 2028 strategic narrative. The immediate growth lever is organic: the RTSF's design capacity provides a pathway from 1.2 million tonnes per month towards 1.8 and ultimately 2.4 million tonnes per month. Feed for that expansion would draw on the broader West Rand region, including Sibanye-Stillwater's decommissioned infrastructure and tailings deposits held by other owners in the surrounding area, consolidating a fragmented legacy footprint into a single, modern, monitored facility. We are exploring growth opportunities beyond South Africa, where large tailings deposits sit on major mining companies balance sheet as untreated, non-core liabilities. The business model we have built here, hydraulic reclamation, progressive rehabilitation, traceable responsible gold production, is directly applicable to those deposits, and the commodity scope extends to copper as well as gold. These opportunities are at an assessment stage, no commitments have been made, but they represent a logical extension of DRDGOLD’s competencies and a meaningful component of the long-term value proposition for shareholders. Vision 2028: sustainable value creation Across all three pillars, our strategic trajectory is positive and the metrics support it. On Reclaim, Vision 2028 is on track to complete the infrastructure investments that would establish 2.85Mtpm out of a targeted 3.0Mtpm (the Withok TSF lag) and an output profile of approximately 6 tonnes (185,000–195,000oz) per annum throughput by FY2028, underpinned by a 6.58Moz Mineral Resource that provides decades of reclamation runway. Beyond throughput, 'Cracking the Code' is DRDGOLD's R880 million commitment to an Aztec up-flow reactor at FWGR, targeting completion in Q4 FY2027. The UFR is designed to improve gold recovery efficiency; pilot results are encouraging, though controlled test conditions do not always translate to real-world performance in what is, to our knowledge, a first in secondary mining. On Restore, the commissioning of the RTSF and Daggafontein TSF will materially expand the Group’s deposition and rehabilitation footprint. Approximately 70% of process water is already recycled, 46% of Ergo’s electricity is self- generated from solar and battery storage, with renewable penetration extending to FWGR from January 2028 under the NOA agreement. The RTSF has been designed with biodiversity outcomes in mind from inception, and the expanded FWGR footprint will operate on a closed water circuit, supported by new return water dam and pipeline infrastructure. The development of a biodiversity baseline metric, measuring land disturbed against land rehabilitated per site, will provide a transparent, auditable measure of net environmental outcome and a stand-alone measure for multiple stakeholders to use to mark both our progress and our comparative standing. On Return, Vision 2028 delivers enduring returns by increasing the Group's tonnage throughput to 3.0Mtpm and supporting annual gold production of around 6 tonnes by 2028. Beyond these production gains, the programme creates a more capital-efficient and cash-generative business through enhanced infrastructure, expanded tailings storage capacity and a scalable operating platform. The result is a stronger foundation for sustained growth, improved free cash flow generation and long-term shareholder value creation. With Vision 2028 on track, supported by favourable market conditions and a clear growth trajectory beyond 2028, the Group is well positioned to deliver on its Reclaim, Restore, Return strategy through FY2027 and the years beyond. This is what sustainably produced gold looks like in practice, and it is the platform on which DRDGOLD’s next chapter will be built. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 29 Strategy and outlook continued Understanding what matters most to our business, our stakeholders and the environment is fundamental to how we create and preserve long-term value. It also forms an integrated part of our strategic framework – Reclaim. Restore. Return. Our assessment applies a double materiality perspective by considering both the impacts of our activities on people and the environment, and the sustainability-related matters that may reasonably be expected to influence DRDGOLD's financial performance and enterprise value. • Impact materiality considers how our operations affect the environment and society, both positively and negatively over the short, medium and long term. • Financial materiality considers how environmental, social and governance matters influence our ability to create and preserve enterprise value over the short, medium and long term. Applying a double materiality lens enables DRDGOLD to prioritise the sustainability matters that are most significant to our business model and stakeholders, supporting informed decision making and reinforcing our commitment to Reclaim, Restore, Return. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 30 Materiality process and matters Double materiality Company impact on people, environment and climate People, environment and climate impact on company Impact Financial long medium short short medium long • Employees • Regulatory • Civil society • Investors Primary audience • Investors Materiality assessment process In 2024, we adopted the double materiality approach to guide the identification and disclosure of material matters. Since then our process has matured and as committed last year, this year’s review also involved an in-depth review that included internal and external stakeholder engagements to obtain their views on what matters to them. Materiality is dynamic and therefore will be continuously reviewed. Efforts will be ongoing to further improve integration and quantification of material sustainability issues. UNDERSTANDING THE CONTEXT Review strategic and business objectives, reporting standards, regulatory expectations, peer reports and sector trends IDENTIFICATION OF IMPACTS Engage with internal and external stakeholders through one-on-one interviews to obtain and assess their views on the most material sustainability issues SURVEY AND RANKING Prioritise most significant issues through executive and senior management ranking exercise, taking into account stakeholder importance, time horizon, risks and opportunities CONSENSUS VIEW ON MOST IMPORTANT MATTERS Leadership workshop to confirm material sustainability issues followed by Board approval ADDRESS AND DISCLOSE Operationalise and monitor response, transparently disclose our matters and periodically review and update assessment. Our material matters 1 Managing tailings responsibly to ensure long-term integrity and safety. 2 Optimising capital allocation and resource longevity to drive sustainable growth. 3 Ensuring compliance to maintain licence to operate. 4 Managing exposure to macroeconomic and geopolitical risks. 5 Strengthening water security, stewardship and extraction efficiencies to secure sustainable supply and responsible use. 6 Driving business resilience, strategic delivery and creating sustainable shareholder value. 7 Protecting digital systems and information assets. 8 Strengthening emergency preparedness and incident response. 9 Strengthening community relationships to sustain social licence to operate. 10 Embedding ethics, integrity and transparent conduct. 11 Protecting and enhancing reputation and stakeholder trust. 12 Protecting employees and assets through responsible and proportionate security measures. 13 Securing resilient and responsible supply chains. 14 Building resilience to the physical impacts of climate change. 15 Advancing decarbonisation and energy efficiency. 16 Protecting health, safety and wellbeing across the workforce and communities. 17 Protecting biodiversity and enabling nature-positive rehabilitation and mine closure. 18 Returning land to productive economic future use. 19 Advancing local economic participation and inclusive growth. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 31 Materiality process and matters continued DRDGOLD double materiality ranking Im p ac t m at er ia lit y Financial materiality Assessment outcome Following the benchmarking, internal and external survey as well as the subsequent management ranking exercise, we have identified 19 material sustainability issues that are most significant to the business and grouped them into four themes. While the ranking and phrasing of some of the issues have changed year on year, matters remained consistent with the previous year, with the following being noted: • Instead of grouping the matters into seven themes, we have grouped it this year into the related environment, social, governance and economics themes. • One additional material matter was added – Returning land to productive economic and sustainable future use. Material matters are reflected below and in the matrix, indicating impact on people, the environment and economy (impact materiality) as well as financial impact on our business (financial materiality). Material themes ● Economic resilience ● Environmental restoration and stewardship ● Social license and responsibility ● Governance and regulation Below we show how our material themes and matters link to our strategic risks and opportunities, strategic priorities, related capitals and SDGs. Our material matters also inform the content of this integrated report and our ESG summary and, where relevant, we provide a link to further information and discussion of the materiality topic in these reports. Financial capital Human capital Natural capital Manufactured capital Intellectual capital Social and relationship capital Economic resilience Allocating capital responsibly to support resilience, growth and long-term shared value creation. Material matter Strategic focus area Linked capitals To read more about thisKey risk 2 Optimising capital allocation and resource longevity to drive sustainable growth. Prioritising disciplined investment and efficient project execution while extending asset life and optimising resources to maximise long-term value and operational sustainability. Limited tailings deposition facilities Capital project progress/execution risks 1, 2 Chief Financial Officer's review, page 55 4 Managing exposure to macroeconomic and geopolitical risks. Anticipating and responding to external volatility, including commodity cycles and political dynamics. Impact of geopolitical and macro-economic volatility 1, 2 Chief Financial Officer's review, page 55 and Operating context, page 19 6 Driving business resilience, strategic delivery and creating sustainable shareholder value. Maintaining adaptability and profitability in a dynamic operating environment while balancing disciplined capital management with long-term value creation for shareholders. Capital project progress/execution risks Supply chain vulnerabilities 1, 2 Operational performance, page 61 to page 63 7 Protecting digital systems and information assets. Safeguarding information and operational technology and data through robust cybersecurity, digital resilience and responsible data governance. Information technology risk (incl. cyber security threats) 3 IT enabler, page 80 13 Securing resilient and responsible supply chains. Managing supply chain risks and maintaining reliable access to critical materials, equipment and services through responsible sourcing, supplier engagement, ethical procurement practices and enhanced supply chain resilience. Supply chain vulnerabilities 1, 2 Operating context, page 19 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 32 Materiality process and matters continued

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Materiality process and matters continued

Financial capital | Human capital | Natural capital | Manufactured capital | Intellectual capital | Social and relationship capital

Environmental rehabilitation and stewardship

Reclaiming and retreating legacy tailings while reducing environmental harm, conserving resources and restoring land, providing a natural competitive advantage.

	Material matter	Key risk	Strategic focus area	Linked capitals	To read more about this
1	**Managing tailings responsibly to ensure long-term integrity and safety.** Designing, operating and continuously monitoring tailings storage facilities and related operations to minimise environmental impacts, safeguard communities and reduce long-term liabilities.	Limited tailings deposition facilities	2, 3, 4	Natural capital	Environmental review, page 74
5	**Strengthening water security, stewardship and extraction efficiencies to secure sustainable supply and responsible use.** Optimising water sourcing and pricing, recycling and discharge practices to protect scarce resources and strengthen operational resilience.	Potable water scarcity and access and cost to secondary water uses	2, 3	Natural capital	Environmental review, page 75
14	**Building resilience to the physical impacts of climate change.** Assessing and managing exposure to climate-related physical risks, including extreme weather events, changing rainfall patterns and water stress, to protect people, infrastructure and operations.	Climate change physical risks	2, 3	Financial capital, Natural capital	Climate change and renewable energy, page 52
15	**Advancing decarbonisation and energy efficiency.** Reducing greenhouse gas emissions through energy efficiency, operational improvements and the transition to lower-carbon energy sources to support climate goals.	Certainty of power supply and rising electricity costs	2, 3	Natural capital	Environmental review, page 77
17	**Protecting biodiversity and enabling nature-positive rehabilitation and mine closure.** Conserving biodiversity, restoring ecosystems and integrating nature-positive rehabilitation into operational planning, mine closure and long-term land stewardship.	–	3	Natural capital	Environmental review, page 74
18	**Returning land to productive economic future use.** Creating long-term socio-economic value by transforming previously mined or degraded land into areas capable of supporting future industrial, commercial, renewable energy, conservation or community uses.	–	3, 5	Natural capital	Environmental review, page 74



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Materiality process and matters continued

Financial capital | Human capital | Natural capital | Manufactured capital | Intellectual capital | Social and relationship capital

Social license and responsibility

Protecting our people, building community trust and creating opportunities for inclusive participation.

	Material matter	Key risk	Strategic focus area	Linked capitals	To read more about this
9	**Strengthening community relationships to sustain social licence to operate.** Engaging transparently and consistently with host communities to build trust, manage and mitigate impacts and enable shared value creation.	Threat to social and operating licence and other permits	4, 5	Social and relationship capital	Community engagement and social support, page 81
12	**Protecting employees and assets through responsible and proportionate security measures.** Applying risk-based, proportionate security measures to safeguard employees, contractors, communities and critical infrastructure while respecting human rights and supporting operational continuity.	Security issues	4	Human capital, Social and relationship capital	Employee relations, page 68
16	**Protecting health, safety and wellbeing across the workforce and communities.** Embedding a proactive safety culture that prioritises the physical and psychological wellbeing of employees and contractors while striving for zero harm.	Threat to social and operating licence and other permits	4, 5	Human capital, Social and relationship capital	Safety and health review, page 64
19	**Advancing local economic participation and inclusive growth.** Driving local employment and supplier development to strengthen host community economies.	Supply chain vulnerabilities	4, 5	Social and relationship capital	Community engagement and social support, page 81



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Materiality process and matters continued

Financial capital | Human capital | Natural capital | Manufactured capital | Intellectual capital | Social and relationship capital

Governance and regulation

Acting ethically, transparently and in compliance with the standards that sustain our licence to operate.

	Material matter	Key risk	Strategic focus area	Linked capitals	To read more about this
3	**Ensuring compliance to maintain licence to operate.** Proactively managing regulatory obligations, permits and legal requirements.	Country risk Heightened regulatory change, uncertainty and fragmentation Threat to social and operating licence and other permits	2, 4	Financial capital, Manufactured capital	Operational performance, page 61 to page 63
8	**Strengthening emergency preparedness and incident response.** Building organisational readiness to respond effectively to operational, environmental and safety incidents.	Information technology risks Climate change physical risks	2, 3	Financial capital	IT enabler, page 80 and Environmental review, page 73 to page 79
10	**Embedding ethics, integrity and transparent conduct.** Fostering an ethical culture through robust governance, anti-corruption measures, transparent disclosure and accountable decision making.	Threat to social and operating licence and other permits	1, 2, 3, 4, 5	Financial capital	Corporate governance, page 93
11	**Protecting and enhancing reputation and stakeholder trust.** Maintaining stakeholder trust through consistent performance, transparent communication and responsible management of strategic, operational and sustainability risks.	Threat to social and operating licence and other permits	1, 2, 3, 4, 5	Financial capital	Engaging with our stakeholders, page 36 to page 39



DRDGOLD Annual Integrated Report 2026
36
INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Engaging with our stakeholders

Our Board applies a stakeholder-inclusive approach, balancing the legitimate needs, interests and expectations of those who affect, or are affected by, our business. Engagement is not a once-a-year exercise. It is continuous, and it informs how we plan projects, manage risk and allocate capital. In line with evolving reporting practice, this section sets out not only who our stakeholders are and what they care about, but what we did in response during FY2026 and what changed as a result.

Our stakeholder groups

Providers of capital | Shareholders | Debt funders | Employees | Suppliers and specialist providers | Host communities | Government and regulatory authorities | Media | Nature

Identifying our main stakeholder groups

We identify and prioritise stakeholders through three lenses:


We evaluate
each stakeholder's contribution to achieving our strategic objectives over the short, medium and long term.
1
2
We analyse
each stakeholder's influence and impact on our operational effectiveness, financial performance and long-term value creation.
3
We assess
each stakeholder's role in identifying or managing risks and in highlighting material business issues that significantly affect our operations.

How we engage and respond

The table below sets out our main stakeholder groups, how we communicate with them, their key interests, how we responded during FY2026, and the outcome of that engagement, including how it informed our decisions.

Stakeholder group	How we engage	Key interests	How we responded in FY2026	Outcome and how it informed decisions
Providers of capital Shareholders Debt funders	• Investor roadshows, one-on-one meetings and results presentations • Webcasts, investor conferences and SENS announcements • Media statements, website and LinkedIn	• Growth prospects and progress of Vision 2028 • Sustainability of Ergo's life of mine • The Sibanye-Stillwater relationship • Delivery on ESG and renewable energy • Cost control, gold price and dividend capacity	• Communicated results in a timely, unbiased manner with external assurance on the financial statements • Set out the funding and progress of Vision 2028 and the Withok life-of-mine extension • Maintained a debt-free balance sheet and the undrawn R2 billion Nedbank facility	• Declared a 170 cents per share total yearly dividend, the 19th consecutive year in which DRDGOLD has declared a dividend. • Sustained market access on favourable terms, supporting phased Vision 2028 capital deployment

Stakeholder group How we engage Key interests How we responded in FY2026 Outcome and how it informed decisions Employees • Workplace and “future forum” meetings with organised labour • Formal briefings, SMS, notice boards and intranet • Independent, anonymous tip-off line • Job security and fair remuneration • Career development and training • Health, safety and fair treatment • Financial performance and growth of the business • Diversity and inclusion • Concluded a five-year wage agreement at Ergo after a protracted process, by maintaining direct, factual communication with the workforce • Advanced the FWGR salary-equalisation programme and expanded bursary access beyond engineering • Sustained the Best Life wellness programme and health and safety campaigns • A strike was avoided and employee trust preserved through a period of union tension • The five-year term gives a stable platform to build relationships with new union leadership before the next cycle • Zero fatalities recorded; wellness usage above the ICAS benchmark • • • • Suppliers and specialist providers • Numerous meetings and on-site engagement • Supplier due diligence and feedback forms • Sustainability of the local gold mining industry • Transparency in local and preferential procurement • Fair, good employment practices and quality control • Financial sustainability of the Group • Applied local procurement policies and monitored service-provider performance • Managed the sodium cyanide supply disruption (Sasol force majeure) through stockpiling and a dedicated dissolution plant at Ergo • Production was largely unaffected by the national cyanide shortage, demonstrating supply-chain resilience • Reinforced sector-wide collaboration on systemic supply risks • • • • Host communities • Community forums and the Quarterly Dust Forum • Formal and individual engagement with affected persons • Social media monitoring • Local economic development and job creation • Corporate social investment • Environmental impact, including dust mitigation • Health, safety and security • Delivered livelihood and enterprise-development programmes through the Sustainable Livelihoods Programme across Ergo and FWGR • Ran the Gender-Based Violence and Femicide ( GBVF) and Drug Recovery Programme in Kokosi and expanded regenerative-agriculture training • Contained dust exceedances to 0.5% of samples taken • R8.2m invested across 31 communities; more than 1 460 participants reached • Stronger community networks and improved dust outcomes reduced social and reputational risk to the licence to operate • • • • Project-affected stakeholders (Vision 2028) • Engagement embedded in project planning • Trained operational teams as first points of contact on the ground • Employees acting as community advocates • Access to the procurement and employment pipeline as capital projects advance • Transparency on construction timelines and local benefit • Minimising disruption and misinformation • Responded to three to four project interruptions, primarily linked to communities seeking procurement access, by embedding proactive engagement and frontline training • Communicated the local economic benefit of Vision 2028 works (Daggafontein pipeline, RTSF, Withok) • Reduced the risk of project delays as Vision 2028 scales, protecting the capital programme • Engagement is treated as an operational risk in its own right and planned for accordingly • • • • Government and regulatory authorities • Engagement on draft regulations and bills • Formal engagement during authorisation processes • Annual reports, site visits, inspections and audits • Licence to operate, water-use licences, SLP and environmental management • Tailings dam safety • B-BBEE and employment-equity compliance • Labour relations, health and safety, and prudent tax practices • Submitted formal representations on the MPRD Draft Bill to the Minister, alongside Minerals Council submissions on behalf of the industry • Progressed Withok TSF recommissioning through public participation and authorisation • Maintained Dam Safety Evaluation submissions to the Dam Safety Office • Positioned the Group to manage the regulatory uncertainty around historic residue stockpiles that is material to the business model • Maintained compliant, well-governed TSFs as a competitive differentiator under heightened scrutiny DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 37 Engaging with our stakeholders continued Stakeholder group How we engage Key interests How we responded in FY2026 Outcome and how it informed decisions Media • Interviews with the CEO, COO and CFO • Web alerts to analysts, media and investors • News releases on the Company website • Financial results and corporate activity • ESG issues • Health and safety • Community-related topics • Published financial and operating news and results promptly • Provided proactive commentary on Vision 2028 progress • Balanced coverage supported DRDGOLD's reputation and the Reclaim, Restore, Return narrative • Helped counter misinformation in host communities • • • • Nature • Regulatory compliance and natural-capital disclosure • Annual environmental performance assessment • Alignment to global tailings-management standards • Responsible water use in a water-scarce environment • Minimising biodiversity and air-quality impacts • Reducing carbon emissions along the decarbonisation pathway • Responsible waste management • Monitoring performance of Ergo solar plant and BESS to ensure optimisation and signed the Stellar off-take agreement for FWGR from 2028 • Continued TSF vegetation and water recycling • Lower Scope 2 emissions and reduced dependence on grid electricity and potable water • Progressive land rehabilitation, with approximately 43ha vegetated during the year DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 38 Engaging with our stakeholders continued For us, creating value for stakeholders means generating long-term, sustainable value. We strive to deliver value that is both meaningful and lasting, delivering positive outcomes for stakeholders while supporting the long-term success of our business. At the core of our business is a commitment to building genuine relationships with our stakeholders. Operating in an urban context, we recognise the complex interplay of economic, social, regulatory, community and environmental factors that impact our success. By fostering meaningful stakeholder relationships, we ensure our long-term sustainability. Value creation statement 2026 Rm 2026 2025 Rm 2025 Value-added Sale of precious metals 11 159 98% 7 878 97 % Income from investments 234 2% 215 3 % Total economic value created 11 393 100% 8 093 100 % Value distributed Suppliers Paid to suppliers for materials and services 4 444 39% 3 951 50 % Employees Salaries, wages and other benefits1 (excluding PAYE) 703 6% 627 8 % Community Total social capital spend 33 LA 1% 40 LA 1 % Government Current taxation 496 4% — — % PAYE 313 3% 231 3 % Providers of capital Dividends to ordinary shareholders 2 1 475 13% 604 8 % Interest on borrowings 10 — 10 — Total economic value distributed 7 474 66% 5 463 68 % Re-invested in the Group 3 919 34% 2 630 32% 1 Figure for FY2025 revised to include corporate salaries and long term incentives, specifically for this value creation statement 2 Dividend declaration in respect of FY2026 is 170 cents per share which includes an interim dividend of 50 cents per share declared in February 2026 and a final dividend of 120 cents per share declared in August 2026. Dividend declaration in respect of FY2025 is 70 cents per share which includes an interim dividend of 30 cents per share declared in February 2025 and a final dividend of 40 cents per share declared in August 2025. LA Limited assurance Value distributed (%) 39 34 13 6 3 4 1 g Paid to suppliers for materials and services g Re-invested in the Group g Providers of capital: dividends to ordinary shareholders g Employees: salaries, wages and other benefits (excluding PAYE) g PAYE g Government: current taxation g Community: total social capital spend Value distributed (%) 50 32 8 8 3 1 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 39 Creating value for our stakeholders 20252026 DRDGOLD operates in an increasingly complex and uncertain environment. Geopolitical fragmentation, supply chain vulnerabilities, an evolving political and regulatory landscape, climate and nature-related impacts, information technology exposures and shifting stakeholder expectations all shape the context in which we operate. Delivering on our vision, strategic objectives and operating guidance depends on understanding and responding to these uncertainties, and on recognising and pursuing the opportunities within them in line with our commitment to financial and nature value return. Integrated risk management and assurance strategy and approach Governance Aligned to leading standards and guidelines, including COSO ERM, ISO31000 and King IV, our integrated risk and assurance strategy underpinned by five interconnected strategic pillars, provides the foundation for embedding risk management and assurance into the way we govern, plan, operate and create value. It promotes a proactive and integrated approach to managing uncertainty, strengthening organisational resilience and providing confidence to stakeholders that strategic objectives are achieved in a sustainable and responsible manner. Culture and communication We foster a strong risk culture and encourage employees to take ownership of risk within their areas of responsibility, so that risk and opportunity are considered in strategic planning, capital allocation, project execution, operational decision making and performance management. Sustainability and resilience We enhance long-term sustainability and resilience by integrating enterprise risks, climate-related risks, environmental, social and governance (ESG) considerations as well as business continuity management into our decision-making processes. Value creation We enable sustainable value creation by aligning risk management and assurance with the organisation’s strategic objectives and value drivers. Our integrated risk and assurance approach provides confidence over the effectiveness of controls, governance processes and strategic initiatives, supporting long-term growth and stakeholder confidence. Continuous improvement We are committed to continuously enhancing the maturity and effectiveness of our Integrated Risk and Assurance Framework. Through regular monitoring, independent assurance, performance measurement, lessons learned, benchmarking and the adoption of leading practices, we strengthen governance, improve decision making and adapt to an evolving risk landscape. STRATEGIC OBJECTIVES AND VALUE CREATION Our strategy defines where we are going and the value we aim to create ENTERPRISE RISK MANAGEMENT (ERM) MATERIAL MATTERS (MATERIALITY PROCESS) C O N TI N U O U S C O M M U N IC A TI O N , C O N S U LT A TI O N A N D M O N IT O R IN G Enterprise Risk Management Framework, inclusive of the Risk Appetite and Tolerance Framework, supports the identification, assessment and management of risks and opportunities C O N TIN U O U S C O M M U N IC A TIO N , C O N S U LTA TIO N A N D M O N ITO R IN G UNDERSTANDING THE CONTEXT Review strategic and business objectives, reporting standards, regulatory expectations, peer reports and sector trends THE PROCESS ALIGNMENT Material matters inform our strategic risk and opportunity assessments. IDENTIFICATION OF IMPACTS Engage with internal and external stakeholders through one-on- one interviews to obtain and assess their views on the most material sustainability issues SURVEY AND RANKING Prioritise most significant issues through executive and senior management ranking exercise, taking into account stakeholder importance, time horizon, risks and opportunities IDENTIFY Identify risks and opportunity ASSESS Evaluate likelihood impact and existing controls MANAGE Implement responses, controls and treat risks; pursue opportunities MONITOR Monitor risk exposures and control effectiveness Outcomes from both processes are aligned to our strategy and prioritised to focus on what matters most. CONSENSUS VIEW ON MOST IMPORTANT MATTERS Leadership workshop to confirm material sustainability issues followed by Board approval ADDRESS AND DISCLOSE Operationalise and monitor response, transparently disclose our matters and periodically review and update assessment. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 40 Material risks and opportunities REPORTING AND ESCALATION Report to senior management Review by Risk Committee Oversight by the Board INTEGRATED ASSURANCE AND MONITORING Provide coordinated assurance and oversight over governance, risk management, controls, resilience and material matters. 1st LINE Management Owns and manages risks, controls and performance. 2nd LINE Group oversight Sets framework, monitors and challenges 3rd LINE Internal audit Provides independent assurance on the effectiveness, risk management and controls. 4th LINE External assurance Provides independent assurance to the Board and stakeholders (e.g. auditors, regulators, specialist review). Legend Information/Insights flow Feedback loop CREATE, PROTECT AND ENHANCE VALUE Through disciplined risk management strong resilience and effective governance we create sustainable value for all our stakeholders.

RESIDUAL STRATEGIC RISK HEAT MAP Impact Minor Can be readily absorbed Significant Can be managed under normal operational circumstances Serious Requires additional resources and management effort Critical Can be endured but has prolonged negative effect Catastrophic Disaster with potential collapse of business Almost certain Expect to occur Likely Could possibly occur Possible Should occur at some time Unlikely Could possibly occur Rare May occur in exceptional circumstances Risk appetite and tolerance The relationship between our risk appetite and strategy is iterative and interdependent. Risk appetite guides our strategic decision making by setting boundaries around acceptable risk- taking in pursuit of our purpose: rolling back the environmental legacy of mining, improving quality of life and creating long-term value. We apply differentiated risk appetite levels across our strategic decision areas, balancing growth, innovation and long-term value creation with the need to maintain safety, environmental stewardship, financial resilience and stakeholder confidence. Business continuity management Business continuity management is about more than avoiding losses; it enables DRDGOLD to thrive amid uncertainty. Our approach extends beyond traditional risk mitigation towards adaptive resilience, strengthening business capabilities across short, medium and long- term horizons so we can continue creating value under changing conditions. Integrated risk assurance Operating in an increasingly complex environment requires an integrated approach to governance, risk management and assurance. DRDGOLD's Integrated Risk Assurance Framework aligns assurance activities with the Group's strategic objectives, principal risks and material matters, giving the Board and stakeholders confidence in the effectiveness of governance, risk management, internal controls and reporting. Assurance is delivered through four complementary levels: Level 1: Management – ownership and day-to-day management of risks and controls. Level 2: Group oversight – independent oversight provided by corporate functions through policies, standards, monitoring and compliance activities. Level 3: Internal audit – independent assurance over the effectiveness of governance, risk management and internal controls. Level 4: External assurance – assurance provided by independent external auditors, technical specialists and other external experts. This coordinated approach focuses assurance resources on the Group's most significant strategic and operational risks, while reducing duplication, improving assurance coverage and strengthening accountability across the organisation. It also supports a holistic view of risk by bringing together financial, operational, environmental, sustainability and regulatory assurance activities. Embedding integrated risk assurance into strategic planning, performance management and governance processes strengthens organisational resilience, informed decision making, stakeholder confidence and our ability to create and protect sustainable, long-term value. DRDGOLD’S TOP RISKS While the external operating environment continues to evolve, the Group's overall strategic risk profile remained stable during the year. This reflects the resilience of our business model, the effectiveness of our risk management practices and the disciplined execution of our strategy. The principal risks and opportunities on the following pages are those most significant to achieving our strategic objectives and creating sustainable value over the short, medium and long term. Management and the Board review them regularly to ensure the Group remains well positioned to respond to an evolving risk landscape while delivering on its purpose, Vision 2028 objectives and beyond. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 41 Material risks and opportunities continued 1 2 7 8 5 3 4 6 9 11 12 10 LI K E LI H O O D Limited tailings depositionCountry risk Security issues Water scarcity Social & operating licence risk Capital projects progress IT risks including cyber Eskom supply Supply chain Climate change physical risk Geopolitical and economic volatility Complexity of regulatory requirements Current risk rating Risk Key risk drivers (short, medium and long term) Strategic focus Capitals impacted Linked material matters Linked opportunities Residual risk rating Primary oversight 1 Limited tailings deposition facilities Project progress and execution challenges (regulatory, extreme weather events, input cost and supply vulnerability) 1, 2 Managing tailings responsibly to ensure long-term integrity and safety. Additional TSF capacity unlocks further growth potential Critical • Social and Ethics Committee • Board 2 Country risk GNU instability, local government elections, fiscal reform, deteriorating economic landscape, systematic destruction of public infrastructure 1, 2, 4 Managing exposure to macroeconomic and geopolitical risks. Strengthening community relationships to sustain social licence to operate. Replicating our business model by expanding beyond South Africa and diversifying into other commodities Critical • Board 3 Security issues Illegal mining, organised crime syndicates, social unrest, market motivated theft, illegal dumping/ land invasion, quality of state law enforcement 1, 2, 3, 4, 5 Protecting employees and assets through responsible and proportionate security measures. High • Board 4 Certainty of power supply and rising electricity costs Tariff increases/change in tariff structures, Eskom infrastructure failure 1, 2 ,3 Driving business resilience, strategic delivery and creating sustainable shareholder value. Alternative renewable energy solutions High • Board 5 Potable water scarcity and access and cost to secondary water sources Possible water restrictions, drought, demand versus availability, increased cost (pumping, treating etc.), ageing municipal infrastructure, extraction limitations 1, 2, 3 Strengthening water security, stewardship and extraction efficiencies to secure sustainable supply and responsible use. Water technology High • Social and Ethics Committee • Board 6 Heightened regulatory change, uncertainty and fragmentation Draft Mineral Resources Development Bill, ineffective regulator office, regulatory uncertainty, highly regulated industry, heightened exposure to/or increased regulatory requirements 1, 2 Ensuring compliance to maintain licence to operate. High • Board • Risk Committee • Audit Committee 7 Threat to social and operating licence and other permits Community expectations, stakeholder trust, social licence 2, 3, 4, 5 Ensuring compliance to maintain licence to operate. Innovative ways to support our communities in a sustainable way High • Social and Ethics Committee 8 Information technology risk (incl. cyber security threats) Cyber threats (increase in frequency and sophistication), OT and IT resilience, digital transformation, AI (misinformation/ disinformation), IT skills shortages 2, 3 Protecting digital systems and information assets. Mechanisation, automation and intelligent digital operations High • Audit Committee DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 42 Material risks and opportunities continued Current risk rating Risk Key risk drivers (short, medium and long term) Strategic focus Capitals impacted Linked material matters Linked opportunities Residual risk rating Primary oversight ••9 Capital project progress/ project execution risk and integration risks Impact of extreme weather events, regulatory approvals, project to operational transitioning 1, 2, 3 Optimising capital allocation and resource longevity to drive sustainable growth. Driving business resilience, strategic delivery and creating sustainable shareholder value. Expansion of mineral reserves and mineral resources base Additional TSF capacity unlocks further growth potential Moderate • Board 10 Supply chain vulnerabilities (heightened by geopolitical volatility) Global supply chain disruptions, increasing fuel supply constraints and price, single source supply (incl. cyanide), local supplier expectations, increased responsible sourcing requirements, third-party risks 1, 2, 3, 4, 5 Securing resilient and responsible supply chains. – Moderate • Board • Social and Ethics Committee 11 Climate change physical risks Increase and severity of extreme weather events, wide footprint with multiple sites exposed, impact of third-party exposures 2, 3, 4, 5 Building resilience to the physical impacts of climate change. – Moderate • Board • Social and Ethics Committee 12 Impact of geopolitical and macro-economic volatility Unhedged exposure to gold price and Rand/ US$, dependency on imported equipment and inputs, political instability, global economic conditions, supply vulnerabilities 1, 2, 3 Managing exposure to macroeconomic and geopolitical risks. – Moderate • Board • Audit Committee DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 43 Material risks and opportunities continued 1. Limited tailings storage capacity Risk context and impact Our response Outlook Existing tailings facilities at both our operations are mature and are approaching capacity at current deposit rates. Their size and scale place them in a category of dams subject to a strict and complex regulatory regime that may impose additional conditions or restrictions.Delivering additional capacity at Ergo and FWGR is therefore a key short- to medium-term Vision 2028 priority. This process is governed by a complex and stringent regulatory framework, requiring multiple environmental authorisations, water use licences, dam safety approvals and completion certificates before facilities can operate. Timely regulatory approvals and construction are critical, as significant delays could affect financial performance and market expectations. Critical path activities are closely managed, with recovery plans assessed for any slippage and work methods adjusted to limit rain-related delays. Regulatory approvals are actively progressed by the Appointed Professional Person. At FWGR, extended deposition capacity at Driefontein TSF 4 provides flexibility until the RTSF becomes the principal facility. At Ergo, Daggafontein TSF is expected to receive approximately 45% of tailings in the new financial year, easing pressure on the Brakpan TSF as it approaches capacity under current design approvals Regulatory complexity and more frequent extreme weather events are expected to remain the principal project delivery risks. The Group will continue to mitigate these risks through robust engineering, disciplined project governance, adaptive construction methods and proactive regulatory engagement. 3. Security issues Risk context and impact Our response Outlook Unlike conventional underground mines, DRDGOLD's reclamation sites, pipelines, processing infrastructure and TSFs sit predominantly within urban and peri- urban environments, often in close proximity to communities. This increases exposure to unauthorised access, theft, vandalism, trespassing and criminal activity. Security personnel protecting these assets are routinely exposed to elevated personal safety risks while ensuring the continuity of operations. Illegal mining is a major security threat to South Africa’s mining industry. Organised syndicates increase the risk of gold theft, illegal processing, infrastructure sabotage and violence, endangering employees, contractors, security personnel and communities while disrupting operations and damaging critical infrastructure. Protecting our people remains our highest priority. The Group takes a risk-based, intelligence-led and proportionate approach, with security measures commensurate with the nature, likelihood and potential impact of identified threats. Security controls are designed to protect people, assets and operations while respecting the rights of employees, contractors, communities and other stakeholders. Security threats are likely to remain elevated, driven by socio-economic pressures, illegal mining, growing syndicated crime and infrastructure-related crime in the Group’s operating areas. Integrating security risk management, with business continuity and community engagement, will remain central to managing these risks. 2. Country risk Risk context and impact Our response Outlook South Africa’s country and sovereign risk remains elevated, despite the cautious optimism that followed the formation of the GNU in 2024. Coalition tensions are creating uncertainty over policy direction, fiscal governance and the pace of structural reform. The performance of key state-owned entities and government departments remains fundamental to the Company's ability to operate efficiently, execute strategic projects and obtain regulatory approvals. We continually monitor country and sovereign risk indicators to identify emerging risks and inform timely management responses. Our proactive stakeholder engagement strengthen relationships with industry bodies, local communities and government. Given the volatility of the South African operating context, the Company maintains an agile capital investment and business approach. Local government elections scheduled for the fourth quarter of 2026 may heighten political uncertainty, coalition changes, policy disruption, service delivery challenges and isolated unrest. Exposure therefore remains high, requiring ongoing review of strategy, investment and risk. 4. Certainty of power supply and increased electricity cost Risk context and impact Our response Outlook Reliable, cost-effective electricity supply is fundamental to sustaining plant throughput. Supply improved in FY2026 due to Eskom’s Generation Recovery Plan that lifted plant reliability as well as successful commissioning of our renewable energy facility, which reduced Eskom's electricity consumption by 10%. The Group nonetheless remains reliant on the national electricity grid and above-inflation tariff increases remain significant strategic risks. The Group strengthens its energy resilience and cost through its solar PV and BESS facility, back- up systems, energy-efficient measures, output and wheeling optimisation and maintaining strong engagement with Eskom. The Stellar off-take agreement from 2028 is expected to further reduce our exposure to rising grid costs. Ongoing maintenance requirements and transmission infrastructure constraints remain a challenge for Eskom despite improved plant performance. Above inflation tariffs are expected to persist. DRDGOLD will continue to expand renewable energy penetration, and improve energy efficiency to strengthen energy resilience. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 44 Material risks and opportunities continued

5. Water security (reliability, quality and affordability) Risk context and impact Our response Outlook Water is a strategic resource that underpins DRDGOLD's ability to sustain production, optimise metallurgical recovery and support future growth. South Africa's water stress, ageing infrastructure, population growth and municipal water management challenges heighten supply risk. We have progressively diversified our water sources to reduce reliance on potable water, although the operations remain dependent on access to alternative sources, including treated acid mine drainage (AMD), which carries ongoing treatment costs. At FWGR, changing underground dewatering needs, water availability and growth may require additional pumping capacity, increasing energy and operating costs. We reduce our potable water use and strengthen resilience through: • Optimising water reticulation systems and introducing process water treatment technologies. • Assessing the feasibility of a reverse osmosis plant at Ergo. • Collaborating with neighbouring mining companies, government authorities and other stakeholders on shared water challenges, regional water security and opportunities for integrated water management. Climate change, regulatory change and competition for scarce water is expected to intensify water security risk. The Group will strengthen resilience through integrated water stewardship, operational efficiency and long-term planning. 6. Complexity of legal/regulatory requirements Risk context and impact Our response Outlook Delivering our strategic objectives depends on a regulatory system that is becoming more complex, less predictable, subject to great scrutiny and increasing authority capacity constraints. Approval processes are increasingly challenging, with applications subject to prolonged reviews and requests for additional information or revised submissions raising costs and reducing planning certainty. The proposed amendments to the MPRDA adds further uncertainty, around the future treatment of historical tailings and the potential introduction of beneficiation requirements. Industry and Group submissions remain under review. At Ergo, recommissioning the Withok TSF depends on obtaining a water use licence and environmental authorisation before construction. Our legal and regulatory governance framework and processes support compliance. We engage with industry and government bodies to resolve regulatory challenges, incorporate regulatory requirements into operational and project planning and use external legal expertise where needed. We have submitted our own representation to the Minister and are monitoring developments closely. Regulatory change will remain a risk. We will integrate it into strategic and life-of-mine planning, capital governance and risk management. 7. Threats to social and operating licence and other permits Risk context and impact Our response Outlook Stakeholder trust underpins DRDGOLD’s ability to operate, grow and create long-term value. It depends on responsible environmental management, meaningful engagement and shared socio-economic value. Given our extensive geographical footprint, and legacy created by historical tailings, managing dust, water quality, land use and pollution through tailings reclamation and rehabilitation is central to maintaining our social and operating licence. High unemployment, inequality, crime and service delivery failures increase the risk of community dissatisfaction, unrest and activism. Resulting protests, work stoppages, land occupation and infrastructure disruption may endanger people, interrupt operations and damage assets. Expectations for local employment, enterprise development, infrastructure investment and participation in mining benefits continue to rise and evolve. An ineffective response may erode trust, harm reputation and delay or jeopardise regulatory approvals and rights. We take a proactive, partnership-based approach to engagement, recognising stakeholder trust as a strategic enabler. Maintaining constructive relationships with regulators, community investment programmes, local employment, supplier development and sustainable livelihoods support shared value and long-term resilience. Socio-economic pressures and stakeholder expectations will persist. Trusted partnerships, sustainable community investment and transparent engagement will support operational continuity and long-term value. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 45 Material risks and opportunities continued 8. Information technology risks (incl. cybersecurity threats) Risk context and impact Our response Outlook As the group expands its use of integrated digital technologies - Increasing digitalisation and connectivity across reclamation operations, renewable energy infrastructure, pipeline systems and corporate functions, exposure to sophisticated cyber threats increases. Ransomware, data breaches and attacks on operational technology (OT) may disrupt operations, compromise sensitive information and affect business continuity. Cybersecurity is integrated into enterprise risk management framework and strategic resilience planning. Comprehensive governance structures, continuous monitoring, proactive vulnerability management, external expertise and employee awareness support cyber defence. General IT controls are integrated with disaster recovery and business continuity planning. Cyber maturity assessments and insurance strengthen resilience across IT and OT systems. As we adopt more digital and emerging technologies and AI- enabled solutions, the cyber threat landscape is expected to become increasingly dynamic and complex. We will continue strengthening governance, adaptive security and recoverability that enable digital innovation while protecting critical operations, information and stakeholder trust. 9. Capital project progress/execution risks Risk context and impact Our response Outlook The Vision 2028 Big Five projects expand and upgrade operational infrastructure but face regulatory requirements, execution challenges, pressure from social stakeholders and weather-related risks. In FY2026, severe rainfall pressured RTSF timelines, while the Withok TSF is subject to prolonged regulatory approvals. Significant delays could defer growth, constrain operational flexibility and limit tailings deposition capacity, affecting production, financial performance and market confidence in the Group’s ability to execute its strategy. The Group applies disciplined project governance with measures including: • Appropriate skills, capacity and supporting systems. • Extensive technical quality control and assurance processes • Monitoring of critical paths, project milestones and schedules, with recovery plans where deviations occur. • Proactive and constructive engagement with regulators, contractors, communities and other stakeholders. • Embedding robust project risk management, assurance and governance structures, including Executive and Board oversight These measures enabled schedule recovery during the year and remain critical to completing the Vision 2028 programme. Good progress has been made with Daggafontein TSF and FWGR smelthouse being fully commissioned, while the DP2 plant upgrade remains on track for completion in the first quarter of FY2027. Delivering the remaining Vision 2028 projects is a short- to medium-term priority. We will adapt execution plans, proactively manage regulatory and extreme- weather risks, and maintain close stakeholder engagement to support the successful execution of these projects. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 46 Material risks and opportunities continued 10. Supply chain vulnerabilities Risk context and impact Our response Outlook Supply chain resilience supports operations, capital projects and long-term value. Geopolitical conflict, trade policy and disruption to shipping and energy routes may constrain imported goods, delay procurement and increase freight and input costs. The civil and earthworks at RTSF relies on fuel- intensive machinery and equipment, while road transport carries almost a third of Ergo’s throughput. Locally, sodium cyanide supply remains vulnerable. Sasol’s FY2026 force majeure temporarily disrupted supply from the industry’s sole producer. Our management team proactively secured cyanide briquettes and commissioned a dissolution plant at Ergo, although this alternative costs more. Nationally a sustainable longer-term solution will be required for natural gas supply, a key production input to sodium cyanide production. Supplier resilience and responsible sourcing are becoming increasingly important. Critical supplier failures arising from operational, financial, cyber, labour or environmental events may disrupt operations. Ethical procurement, environmental performance, human rights and supply chain transparency also require ongoing oversight over sourcing practices. The Group strengthen supply chain resilience through key measures including: • Monitoring geopolitical and commodity market developments • Prioritising procurement of long- lead equipment and material • Diversifying suppliers and sourcing strategies to reduce concentration risk where commercially feasible • Collaborating with suppliers and industry stakeholders to improve preparedness for sector-wide supply disruptions Global supply chain volatility is expected to persist as geopolitical tensions and trade policy affect international markets, affecting fuel prices, logistics and critical inputs. Although our direct reliance on natural gas is limited, constraints may affect sodium cyanide production. We will monitor government initiatives to expand infrastructure and diversity natural gas supply for the country and work with Sasol and industry peers on a sustainable solution, while strengthening contingency planning, supplier governance and responsible sourcing. 11. Impact of climate change physical risks Risk context and impact Our response Outlook Our extensive reclamation sites and large TSFs are exposed to heavy rainfall, flooding, storms, heatwaves and drought. Heavy rainfall experienced in the Western Cape demonstrate the potential impact of extreme weather events. Similar events within our footprint may disrupt operations, delay project execution and pressure water balances. Over time, rising temperatures and changing rainfall patterns may increase water stress and operating and capital costs, threatening operational sustainability. We strengthen climate resilience through planning and oversight. A climate change risk assessment and scenario modelling over the short, medium and long term are under way to inform updated adaptation plans, regulatory readiness, resilient infrastructure and operational practices. Physical climate risks are expected to intensify, increasing extreme weather and pressure on water resources. We will continue to embed resilient engineering, climate-informed planning, integrated water stewardship and proactive environmental management into decisions and infrastructure to protect operations, communities and ecosystems and support long-term value. 12. Impact of geopolitical and macro-economic volatility Risk context and impact Our response Outlook Macroeconomic and geopolitical volatility create risks to our strategic objectives affecting commodity prices, inflation, supply chains, project execution and investor confidence. Though global fiscal imbalances, geopolitical fragmentation and structural gold demand continue to support favourable long-term market fundamentals. We manage volatility through disciplined financial management, operational efficiency and local procurement where practical. Our unhedged model retains gold- price upside, while scenario planning and sensitivity analysis, horizon scanning, strategic flexibility and transparent stakeholder engagement support informed decision and strategic objectives. Volatility is expected to persist, while long-term gold fundamentals remain favourable. Our unhedged, resilient business model positions us to benefit from gold-price upside and withstand market disruption. We will continue monitoring developments and adapting our strategy to protect long- term value. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 47 Material risks and opportunities continued From uncertainty to opportunity Our strategy is founded on the belief that resilience comes not only from managing risk but also from recognising and pursuing the opportunities that emerge from change. The same forces that create uncertainty also reinforces the strengths of our business model: Reclaim Unlock value from historic mine waste Restore Turn environmental liabilities into future assets Return Create enduring value for stakeholders No: Opportunity No: Opportunity 1 Expansion of mineral reserves and mineral resources base 7 Water technology and partnerships 2 Additional TSF capacity unlocks further growth potential 8 Alternative renewable energy solutions 3 Replicating our business model by expanding beyond South Africa and to other metals 9 Biodiversity Net Gain and Conservation Partnerships 4 Responsible gold differentiation 10 Climate change transition 5 Mechanisation, automation and intelligent digital operations 11 Innovative ways to support our communities in a sustainable way 6 Nature-positive rehabilitation and future land use 12 Implementation of Enterprise Development initiatives Opportunities – risk and reward The following graph shows how opportunities create value by addressing risk while aligning with strategy. Value creation and strategic alignment Occurred Expect to occur Should occur at some time DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 48 Material risks and opportunities continued

Our opportunities are grouped under Reclaim. Restore. Return. This reflects how growth, environmental rehabilitation and stakeholder value reinforce one another. Opportunities remain subject to disciplined evaluation, capital allocation, regulatory requirements and stakeholder considerations. A marked indicator shows the potential impact of the opportunity as follows: No: Opportunities Details Key drivers enabling the opportunity Reclaim 1 Expansion of mineral reserves and mineral resources base Continued exploration, acquisition and conversion of economically recoverable surface gold resources to extend the Group's life-of-mine, increase production, optimise infrastructure use and enhance shareholder value. • Regional consolidation opportunities around Johannesburg • Additional TSF capacity creating future deposition flexibility • Strong gold price supporting acquisition and development economics • Regulatory focus on rehabilitation encouraging retreatment of legacy dumps 2 Unlock growth through expansion of TSF capacity Additional tailings storage capacity supports higher throughput and creates flexibility for future reclamation. Well-designed, modern facilities also improve environmental performance and support rehabilitation objectives. • Regulatory approvals and environmental authorisations progress • Improved tailings dam engineering and safety technologies • Community acceptance and social licence for new facilities 3 Replicating our business model by expanding into other countries and diversifying into other metals Apply our tailings-retreatment and rehabilitation expertise in other jurisdictions and commodities creating new revenue streams while delivering environmental rehabilitation. • Proven expertise in tailings retreatment and environmental rehabilitation • Growing global focus on circular mining, waste reprocessing and rehabilitation (increasing ESG- driven demand) • Strategic partnerships with established mining operators 5 Mechanisation, automation and intelligent digital operations Advances in digital technology, automation, AI and real-time monitoring can improve recovery efficiency, safety, maintenance, decision making and operating costs. Automated data collection and reporting also strengthen governance, regulatory compliance and sustainability disclosures. • Rapid advances in Artificial Intelligence and predictive analytics (i.e. to optimise recovery and operational performance) • Improved sensor technology and real-time monitoring systems • Growing importance of data-driven decision making • Skills availability for digital transformation Potential impact Opportunities Strengthen financial performance, operational efficiency or value delivered to shareholders and other stakeholders. Value Expand the resource base, production capacity, market reach or future revenue opportunities. Growth Improve the Group’s ability to anticipate, adapt to and recover from operational, market and external disruptions. Resilience Deliver lasting environmental and social benefits while supporting responsible, long-term value creation. Sustainability DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 49 Material risks and opportunities continued No: Opportunities Details Key drivers enabling the opportunity Restore 4 Responsible gold differentiator Use responsible sourcing, measurable sustainability outcomes and transparent reporting integrated in our business model and bottom line to strengthen stakeholder confidence, enhance access to capital and ultimately support long-term competitiveness. • Increasing investor focus on ESG performance, sustainability disclosures and responsible mining practices • Expansion of global sustainability reporting frameworks and standards • Recognition of environmental restoration as a value-creating activity 7 Water technology and partnerships Advanced water management technologies, recycling, monitoring and collaboration with other stakeholders can improve water security. • Increasing water scarcity and climate-related water stress • Rising cost of water supply infrastructure • Advances in water recycling and treatment technologies • Regulatory focus on water stewardship and conservation 8 Alternative renewable energy solutions Optimisation of solar, battery storage, wheeling and off-take arrangements offers strong returns, cost savings and a lower footprint and reduce grid reliance. • Improved economics of solar, battery storage and renewable technologies • Grid connection and wheeling infrastructure availability • Carbon reduction and decarbonisation objectives (carbon tax incentives and credits) 9 Biodiversity net gain and conservation partnerships Through partnerships with government, conservation organisations, research institutions and communities, rehabilitated land can contribute to ecological corridors, habitat restoration and conservation initiatives that deliver measurable biodiversity gains beyond compliance. • Evolving regulatory and disclosure requirements and stakeholder's expectations • Land rehabilitation opportunities created through tailings retreatment • Alternative land use opportunities 10 Climate change transition Pro-active transition to a lower-carbon, more energy-efficient operating model, reducing greenhouse gas emissions through cleaner technologies, the progressive electrification of mobile equipment, improved energy efficiency and greater use of renewable energy solutions. • Global decarbonisation commitments and net-zero targets • Investor expectations regarding climate performance • Technological advances in electric mining equipment and renewable energy solutions • Potential cost savings from reduced fuel and energy consumption Potential impact Opportunities Strengthen financial performance, operational efficiency or value delivered to shareholders and other stakeholders. Value Expand the resource base, production capacity, market reach or future revenue opportunities. Growth Improve the Group’s ability to anticipate, adapt to and recover from operational, market and external disruptions. Resilience Deliver lasting environmental and social benefits while supporting responsible, long-term value creation. Sustainability DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 50 Material risks and opportunities continued No: Opportunities Details Key drivers enabling the opportunity Return 6 Nature-positive rehabilitation and future land use Unlock rehabilitated land for viable economic, community, conservation or renewable-energy uses. • Land rehabilitation • Post-mining land use planning • Natural capital enhancement 11 Innovative ways to support our communities in a sustainable way Innovative, collaborative and sustainable community development programmes can improve livelihoods, build local economic resilience and strengthen long-term relationships with host communities. • Growing expectations regarding shared value creation • High unemployment and socio-economic challenges in host communities • Long-term benefits of stable and resilient communities 12 Implementation of enterprise development initiatives Expanding enterprise and supplier development programmes can strengthen local procurement, build resilient supply chains and contributes to local employment, economic diversification and a stronger social licence to operate. • Regulatory and stakeholder expectations around local economic development • Expansion of local supplier and procurement opportunities • Increased community participation in economic value creation Potential impact Opportunities Strengthen financial performance, operational efficiency or value delivered to shareholders and other stakeholders. Value Expand the resource base, production capacity, market reach or future revenue opportunities. Growth Improve the Group’s ability to anticipate, adapt to and recover from operational, market and external disruptions. Resilience Deliver lasting environmental and social benefits while supporting responsible, long-term value creation. Sustainability DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 51 Material risks and opportunities continued We produce gold using mostly recycled water and powered increasingly by our own solar generation. DRDGOLD's carbon profile is structurally different from that of a conventional gold miner, and that difference is central to how we create value. Underground gold mining is inherently carbon-intensive. Shaft-sinking and winding consume significant energy, and processing hard rock requires crushing and milling to reduce ore to the particle size needed for extraction, a mechanically intensive process with a high carbon cost per tonne. Open- cast operations move enormous volumes of waste rock and carry their own carbon burden. We move the majority of material hydraulically: high-pressure water dislodges tailings from the face, and slurry travels by pipeline to our plants. The result is a materially lower CO2 emission per tonne of gold than the industry average, as a direct consequence of our operating model. This context matters when reading our emissions. Because we purchase most of our electricity from Eskom, our Scope 2 footprint dominates our reported emissions, as it does for most surface operations. In FY2026, Scope 1 emissions were 9 846tCO₂e and Scope 2 emissions were 233 666tCO₂e. The steps we are taking to reduce that Scope 2 exposure, and to keep it contained as we grow, are set out in our decarbonisation strategy below. Climate-related risks The Risk Committee oversees a Company-wide process to identify the key risks that could affect our ability to deliver on our strategic focus areas, spanning economic, environmental, social and governance (EESG) matters. Two climate change risks remain within our top 12 risks. A third climate-related matter, transition and disclosure risk, is managed as a capital-markets and compliance priority and is addressed at the end of this section. Physical risk: Extreme weather events and operational exposure South Africa's exposure to extreme weather remained a feature of the operating environment through FY2026, with rainfall variability directly affecting throughput at both Ergo and FWGR. Rainfall patterns across the Highveld are becoming less predictable, and this cuts both ways for a water-intensive reclamation process. Our monitor guns require a consistent high- pressure supply to dislodge and slurry material, and our plants require uninterrupted process water; yet periods of excessive rainfall interrupt surface reclamation, restrict access to sites, and slow construction on exposed infrastructure such as the RTSF at FWGR. Climate projections for southern Africa indicate that extreme rainfall events will increase in both frequency and intensity. We have conducted studies to assess the impact of a probable maximum precipitation event on our operations and infrastructure. Extreme rainfall causes rapid rises in the contained water on top of a TSF, increasing the risk of overtopping, slope instability and, in extreme cases, structural compromise. The extraordinary rainfall experienced in the Karoo and other inland regions in May 2026 reinforces the importance of planning for low-probability, high-impact weather events. Potable water scarcity and access to and cost of secondary water sources Water scarcity in South Africa is systemic, but it presents differently for us than for most industrial users. Our operations make use of process water from pumped and treated acid mine drainage from Trans-Caledon Tunnel Authority (TCTA). In drought conditions this gives us a degree of resilience not available to operations that depend on surface or municipal supply. Water scarcity is therefore a risk we actively manage rather than a constraint we are immediately exposed to. Our more material drought-related risk concerns TSF surfaces and vegetation. Prolonged dry conditions make vegetation harder to establish and maintain which could increase the risk of dust from exposed slopes. If tailings surfaces on the Crown Complex dry out significantly, the risk of dust exposure in surrounding communities rises, carrying direct environmental consequences as well as significant social and reputational ones. Transition risk and regulatory disclosure The regulatory environment associated with climate change is tightening. Failure to disclose, target, and progressively quantify emissions, including Scope 3, places companies at a disadvantage when accessing debt and equity capital markets. For DRDGOLD, compliance with evolving climate disclosure requirements is an important business imperative. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 52 Climate change and renewable energy

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Climate change and renewable energy continued

Decarbonisation strategy

The regulatory environment around climate change is tightening, and access to debt and equity capital increasingly depends on disclosing, targeting and progressively quantifying emissions, including Scope 3. DRDGOLD has done this without fail and intend to continue doing so. Our decarbonisation strategy responds to that pressure while addressing two distinct challenges: reducing the carbon intensity of current operations, and ensuring that the additional daytime electricity demand created by Vision 2028 is met with renewable rather than grid energy.

Phase I: The Ergo solar plant and BESS

Our 60MW solar PV plant and battery energy storage system (BESS) at Ergo currently covers approximately 46% of Ergo's electricity demand. Ergo runs 24 hours a day, seven days a week: the solar plant serves daytime and peak periods and generates surplus during daylight hours that is wheeled to FWGR, extending the renewable contribution beyond Ergo's own boundary. Night-time consumption is drawn from the grid at off-peak rates, which remain relatively low.

The solar plant has been transformative. It reduces our Scope 2 exposure at our largest operation, insulates us against above-inflation Eskom tariff increases, and cuts carbon emissions significantly relative to a fully grid-dependent profile. This is Phase I of our decarbonisation strategy: the solar plant and BESS as the primary offset for current emissions.

Phase II: Vision 2028 and renewable energy

Phase II is linked directly to the FWGR expansion under Vision 2028, which will increase electricity demand substantially. To meet it, we signed an off-take agreement with NOA (the owners of the Stellar project) during FY2026, effective from January 2028, in anticipation of the expansion. Stellar is designed to partially meet FWGR's full daytime electricity requirement once the expansion is operational. It is expected to partially meet the additional demand of the Group's total electricity requirements under the expanded operating profile, substantially offsetting the increase in grid demand.

The climate opportunity: rehabilitation as a commercial model

For DRDGOLD, climate change and environmental pressure are both an opportunity and risk to our business but also the environment in which our competitive advantage is most clearly expressed.

The tailings we reclaim are a product of mining's environmental legacy: sources of acid mine drainage, dust, ground contamination, land sterilisation and degradation that represent an ongoing liability across South Africa's goldfields. By reclaiming this material, extracting residual gold and rehabilitating the land, we generate revenue while addressing one of the country's most persistent environmental challenges. As climate regulation tightens, as ESG-linked capital allocation becomes more prevalent, and as mining companies globally face growing pressure to address legacy obligations, our proven capability in responsible, revenue-generating rehabilitation becomes progressively more valuable. It underpins both our current portfolio and the third-party retreatment opportunities that represent our next chapter of growth.

Climate change is not a standalone section in our reporting. It runs through water management, TSF safety, operational planning, energy strategy, carbon management and community relations. For DRDGOLD, the climate and environmental context is not peripheral to the business. It is the business.

Value created for the business:
- Reduced cost of producing gold
- Secure and uninterrupted production
- Reduction in carbon footprint and alignment to climate targets and decarbonisation (net zero) pathways
- Reduced vulnerability to climate transition risks and shocks, including the carbon tax
- Fixed electricity tariffs and controlled escalation rates
- Back-up capabilities
- Longer life-of-mine

Impact on the environment, economy and society:
- Lower carbon emissions, supporting the green transition and decarbonisation of the economy
- A reduced water burden in South Africa
- Creation of jobs in our communities
- Fewer spillages and inefficiencies caused by power dips
- Reduced electricity demand, freeing up grid capacity to help mitigate load shedding



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Our performance

Our network of assets is unrivalled in South Africa and our focus is on optimising these assets to increase gold production.

OUR PERFORMANCE

55 Chief Financial Officer's review
60 Three-year review
61 Operational performance
64 Safety and health review
68 Employee relations
73 Environmental review
80 The IT enabler
81 Community engagement and social support

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Chief Financial Officer's review



Henriette Hooijer / Chief Financial Officer

Financial performance against our strategic priorities

FY2026 was a year of strong financial delivery for DRDGOLD. Stable production from both operations, supported by disciplined cost management and a 40% increase in the average rand gold price received from R1 632 275/kg in FY2025 to R2 289 250/kg, translated into stronger margins, enhanced profitability and cash generation. Gold production of 4 839kg exceeded the upper end of guidance by 173kg, while cash operating costs of R967 523/kg were below guidance of R995 000/kg. The combination gave us the capacity to advance Vision 2028, pay income taxes of R489.1 million, retain a debt-free balance sheet and increase returns to shareholders. Below we explain how we delivered into our strategic priorities – operational excellence, Vision 2028 growth and long–term value creation, responsible stewardship and sustainability, disciplined capital allocation, liquidity and balance sheet resilience and maximising shareholder return.

Performance at a glance

Five measures that frame the year

Revenue
R11 159.0m
+42%

Operating profit
R6 452.0m
+83%

AISC margin
53.0%
+14.2pp

Free cash flow
R2 266.4m
+85%

HEPS
491.9cps
+89%



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Chief Financial Officer's review continued

Operational excellence – stable production and cost discipline creating operating leverage

Measure	FY2026	FY2025	Change	Movement explained
Gold production	**4 839kg**	4 830kg	Less than 1%	Gold production remained stable at 4 839kg and exceeded the upper end of the annual guidance by more than 5 500 ounces. Gold sold increased by 1% to 4 865kg.
Revenue	**R11 159.0m**	R7 878.2m	42%	A 40% increase in the average gold price received to R2 289 250/kg was the principal driver.
Operating profit	**R6 452.0m**	R3 523.6m	83%	Higher revenue more than absorbed the 8% increase in group cash operating costs which increased to R4 712.4 million from R4 372.7 million. Ergo converted the stronger revenue environment into improved profitability. Ergo remains a major earnings contributor with operating profit more than doubling from R2.0 billion to R4.1 billion. FWGR's operating profit increased from R1.5 billion to R2.3 billion. This operation is a high margin contributor, with an operating profit margin of 76%. The operating margin for the Group increased to 57.8% from 44.7%.
Cash operating costs	**R967 523/kg**	R903 824/kg	7%	Increase due to higher costs of production related to increased trucking of material at Ergo due to clean-up and delays in obtaining licences for certain sites. Increases in diesel prices and reagents also played a role towards the end of the financial year. This was offset by a 5% decrease in Group electricity costs due to solar and BESS, despite an increase in electricity requirements and a 12.74% increase in electricity tariffs.
All in sustaining cost margin	**53.0%**	38.8%	37%	Although AISC increased by 8% to R1 078 068/kg from R1 001 214/kg, the increase was well below the 40% rise in the average gold price received, widening the all-in sustaining cost margin from 38.8% to 53.0%.
Headline earnings per share	**491.9 cps**	260.6cps	89%	Higher revenue, supported by a 40% increase in gold price, stable production and cost discipline translated into higher profitability, with headline earnings increasing by 89% to 491.9 cents per share.


Operating costs (%)
2026
31
22
16
11
10
5
4
1
Materials
Contractors
Labour
Electricity
Other
Security expenses
Machine hire
Water
Operating costs (%)
2025
30
20
18
12
10
5
4
1

FY2027 Operational guidance

Planned guidance for FY2027 is gold production of between 160 000oz and 170 000oz at a cash operating cost of approximately R1 099 000/kg. All-in sustaining costs are expected to be approximately R1 230 000/kg reflecting expected increases in machine hire as Ergo continues its trucking activities and diesel prices remain high due to the Middle East conflict.

Vision 2028 and long term value creation – Investing today in tomorrow’s platform FY2026 represented one of the most important years in the execution of Vision 2028. Group capital expenditure of R3.5 billion was directed mostly towards expanding throughput capacity, extending mine life and creating the infrastructure required to support future production growth. Two major milestones were accomplished shortly after year-end – commissioning of the Daggafontein TSF pipeline project and commissioning of DP2 plant’s elution circuit and smelthouse. The transfer of the Kloof 2 TSF into FWGR’s Mineral Reserves was a significant development during the year, increasing the Reserve base by 67 million tonnes at an average grade of 0.24g/t and extending the operation’s life by approximately four years. This enhances the long-term production profile of FWGR and supports DRDGOLD’s strategy of sustaining and growing value through responsible resource stewardship. Measure FY2026 FY2025 Change Movement explained Capital additions R3 736.9m R2 200.00m 66 % This balance primarily reflects Vision 2028 capital expenditure with FY2026 marking the peak phase of project investment as key initiatives progressed towards commissioning. The majority of the R3.5 billion spend was directed towards the RTSF, DP2 expansion and the Daggafontein TSF pipeline project. Non- sustaining capital additions R3 457.4m R1 899.5m 82 % Sustaining capital additions R279.5m R300.5m (7) % Sustaining capital expenditure at Ergo decreased from R265.5 million to R228.2 million, while sustaining capital expenditure at FWGR increased from R33.8 million to R49.9 million. Key sustaining capital projects undertaken during the year included infrastructure to support current and future reclamation sites, Brakpan TSF infrastructure and pipeline infrastructure for processing facilities. FY2027 capital expenditure guidance Planned capital investment is forecasted to be approximately R3.0 billion, with spending focused on commissioning the DP2 expansion and the Up-Flow Reactor, completing the RTSF for beneficial occupation, commissioning Libanon and progressing Withok approvals. Responsible stewardship and sustainability – Creating value through environmental rehabilitation and resource efficiency The financial success of DRDGOLD remains intrinsically linked to the rehabilitation of historic mining landscapes and the responsible management of natural resources: reclaiming and rehabilitating mine tailings, improving resource efficiency and reducing our environmental footprint, while creating social value through safer and cleaner surroundings, economic participation and more resilient communities. Over the years we have deployed various technologies and financial capital in support of our strategic objective to minimise our impact on the environment while pursuing our operational objectives – the central water facility, infrastructure to access treated acid mine drainage water, and pipeline infrastructure to maintain a closed circuit water system to maximise our use of recycled water. R2.9 billion was invested in a renewable energy self- generation project in supporting the transition to a lower-carbon operating model. Furthermore, we have continued to advance our strategic objective of improving quality of life by implementing initiatives aligned with our community regeneration model and concurrent vegetation and dust reduction measures to improve air quality. Measure FY2026 FY2025 Change Movement explained Environmental spend R44.5m R45.4m (2) % Total hectares vegetated were 4% lower at 43ha. New clearance applications in respect of 59ha of land were lodged compared to 76ha in FY2025. Provision for environmental rehabilitation R721.4m R558.7m 29 % Increases due to Vision 2028 expansion of infrastructure as well as increases in the cost of demolishing plant and pump station infrastructure. Investment in funds for environmental rehabilitation R841.5m R765.0m 10 % Funds ring fenced for environmental rehabilitation activities to back guarantees of R943.1 million issued by Guardrisk. The Kloof 2 rehabilitation trust fund monies amounting to R117.4m has not yet been transferred pending regulatory approvals. Electricity spend R516.0m R544.0m (5) % 146 873MWh of solar energy was generated decreasing the group’s electricity consumption from Eskom and the Municipalities to 216 357MWh, offsetting Eskom electricity tariff increases of 12.74%. Potable water spend R42.7m R45.1m (5) % Group potable water consumption declined by 23% to 932Ml, reflecting ongoing efficiency initiatives and responsible resource management. Socio economic development spend R56.8m R55.4m 3 % Continued spend to community led programmes fostering economic participation and consequently sustainable communities. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 57 Chief Financial Officer’s review continued Capital allocated with discipline – funding current performance, Vision 2028 and shareholder returns without bank debt Cash inflow from operating activities R5 675.3m Cash outflow from investing activities R3 408.9m Cash outflow from financing activities R802.6m Increase in cash and cash equivalents R1 463.8m increase: 62% increase: 49% increase: 81% (2025: R784.7m) Our capital allocation decisions were guided by the need to sustain current performance, fund Vision 2028, preserve balance sheet strength, reward shareholders and invest responsibly in nature, communities and employee development. FY2026 capital allocation by component1 Growth capital R3 457.4m | 52.6% Sustaining capital R279.5m | 4.3% Taxation paid R489.1m | 7.4% Dividends paid R779.3m | 11.9% Nature, communities and employment development R99.5m | 1.5% 1 Capital allocations percentages were determined by using a denominator of R6 568.6m which consists of the total cash allocations plus cash retained of R1 463.8m Liquidity and financial resilience DRDGOLD closed FY2026 with cash and cash equivalents of R2 770.0 million, compared with R1 306.2 million in the prior year, strengthening its current ratio to 3.6 from 2.3. The Group had no bank debt and retained access to a R1.0 billion revolving credit facility with a R500 million accordion option and a R500 million general banking facility. Cash and cash equivalents R2 770.0m Free cash flow generated R2 266.4m Current ratio 3.6 Bank debt Nil increase: 112% increase: 85% (2025: 2.3) Facilities undrawn Free cash flow (Rm) 871.6 469.1 (1 197.4) 1 227.9 2 266.4 FY2022 FY2023 FY2024 FY2025 FY2026 (1 600.0) (1 200.0) (800.0) (400.0) 0.0 400.0 800.0 1 200.0 1 600.0 2 000.0 2 400.0 Free cash flow generated for the year increased to R2.3 billion despite a 57% increase in capital expenditure and Vision 2028 reaching its peak expenditure year. This reflects the Group’s strong cash generating capability and liquidity position. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 58 Chief Financial Officer’s review continued Maximising shareholder returns Dividend declared per share (cents) 60 85 40 70 170 FY2022 FY2023 FY2024 FY2025 FY2026 0 100 200 JSE closing share price (R) 9.98 19.92 15.7 23.73 35.23 FY2022 FY2023 FY2024 FY2025 FY2026 0 10 20 30 40 DRDGOLD's commitment to sustainable shareholder value creation was reflected in both cash returns and share price appreciation during FY2026. The Board declared an interim dividend of 50 SA cents per share and a final dividend of 120 SA cents per share, bringing the total dividend declared in respect of FY2026 to 170 SA cents per share, compared with 70 SA cents per share for FY2025. This represents a distribution of 34% of headline earnings and 65% of free cash flow, while continuing to fund the largest capital investment programme in the Group’s history. This achievement extended DRDGOLD's dividend paying track record to 19 consecutive financial years. DRDGOLD’s share price increased by 48% over the reporting period from R23.73 to R35.23, resulting in market capitalisation increasing from R20.5 billion to R30.6 billion. Combined with the dividend distribution, shareholders realised a strong total shareholder return of 55.6%. Dividend policy We will continue to preserve a minimum cash buffer and reserve funding for committed capital and operational expenses before considering shareholder distributions. Dividends are not intended to be mechanically stable and remain subject to the Group’s profitability, free cash flow generation, capital investment requirements, solvency and liquidity, and Board approval. Outlook across three horizons Balancing near-term execution with medium- term cash conversion and long-term optionality FY2027 Execute and commission Medium term Deliver Vision 2028 Long term Extend the platform Gold production guidance of 160 000oz to 170 000oz. Cash operating cost guidance of approximately R1 099 000/kg and AISC of approximately R1 230 000/kg. Planned capital investment of approximately R3.0 billion. Set aside exploration spend and growth capital to pursue reserve growth opportunities in the Far West Gold area and evaluate growth assets outside of South Africa. Continue prudent liquidity management through the peak investment and commissioning cycle. With increased production as Vision 2028 assets are commissioned and ramp-up occurs, in the current gold price environment, convert higher production and operating capacity into stronger free cash flow. Maintain a disciplined capital framework that balances organic growth, external opportunities and shareholder returns. Preserve financial flexibility while extending the life and optionality of the operating platform. Prioritise the return of free cash flow to shareholders subject to capital requirements, solvency and liquidity. Closing perspective FY2026 demonstrated how DRDGOLD’s operating model has been established to translate the stronger gold price environment, as an unhedged gold producer, into cash generation and long-term value when combined with operational stability and cost disciplined execution. During the year we continued to fund the Vision 2028 capital programme from internally generated cash flows, strengthened our cash balance, remained debt-free and continued to return value to shareholders. Our focus now shifts to the successful execution and commissioning of the Vision 2028 capital projects, maintaining cost discipline and converting Vision 2028 into higher throughput, production and enduring returns. These achievements reflect more than favourable market conditions and sound strategy, it is the result of the dedication and disciplined execution of our people across the Group. I extend my sincere appreciation to our operational teams for delivering consistent production, our project teams for advancing Vision 2028, and our finance, technical, environmental, procurement, human resources and support functions for maintaining the controls, processes and discipline required to convert operational success into financial performance. Together, they have positioned DRDGOLD to continue creating value for shareholders and other stakeholders alike. We enter FY2027 with a stronger balance sheet, clear project milestones and the financial flexibility to execute. The next phase is about delivery: safely bringing new capacity into operation, protecting liquidity and ensuring that every capital decision supports sustainable value creation. Henriette Hooijer / Chief Financial Officer DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 59 Chief Financial Officer’s review continued 2026 2025 2024 GROUP OPERATING RESULTS Ore milled ‘000t 25 070 25 613 22 268 Yield g/t 0.193 0.189 0.225 Gold produced kg 4 839 4 830 5 002 oz 155 577 155 288 160 818 Gold sold kg 4 865 4 818 4 989 oz 156 413 154 902 160 400 Average price received R/kg 2 289 250 1 632 275 1 248 679 $/oz 4 218 2 797 2 077 Cash operating costs R/kg 967 523 903 824 833 536 $/oz 1 783 1 549 1 386 Sustaining capital expenditure Rm 279.5 300.6 324.8 All-in sustaining costs R/kg 1 078 068 1 001 214 946 848 $/oz 1 986 1 716 1 575 GROUP PERFORMANCE INDICATORS Operating margin % 57.8 44.7 33.4 All-in sustaining costs margin % 53.0 38.8 24.3 Headline earnings per share cps 491.9 260.6 154.1 Return on equity % 33.4 25.2 19.3 ASSET AND DEBT MANAGEMENT Free cash inflow / (outflow)1 Rm 2 266.4 1 227.9 (1 197.4) Current ratio times 3.6 2.3 1.6 Debt to equity ratio — — — Interest cover 2 times — — — Net asset value per share cents 1 470 1 027 797 MARKET VALUE AND SHAREHOLDER RETURNS Market price per share cents 3 523 2 373 1 570 Ordinary shares in issue 867 397 699 864 588 711 864 588 711 Market capitalisation Rm 30 558 20 517 13 574 Price earnings ratio times 7.2 9.1 10.2 Market / book ratio times 2.4 2.3 2.0 Dividend declared per share 3 cents 170 70 40 Dividend yield % 4.8 2.9 2.5 1 Cash flow from operating activities less cash flow from investing activities. 2 No interest cover ratio for FY2026 and FY2025 as we do not have external borrowings at year end. 3 Includes dividend of 120cps declared subsequent to year end, in respect of FY2026. 2026 2025 2024 GROUP SUSTAINABILITY INDICATORS Total economic value distributed Rm 7 474 5 463 4 854 Value distributed to employees - salaries, wages and other benefits Rm 768 747 735 Total socio-economic development spend Rm 56.8 LA 55.4 LA 51.3 LA Fatalities number — LA — LA 1 LA Lost time injury frequency rate rate 1.25 LA 1.63 LA 1.15 LA Reportable injury frequency rate rate 0.27 LA 0.81 LA 0.46 LA Women in mining (% of total staff) % 28 27 25 Historically disadvantaged South Africans % 79 79 78 Cyanide tonnes 7 571 LA 6 760 LA 6 189 LA Scope 1 CO2 emissions tonnes 9 846 LA 10 062 LA 9 095 LA Scope 2 CO2 emissions1 tonnes 233 666 LA 250 033 LA 306 704 Total CO2 emissions tonnes 243 593 LA 260 166 LA 315 918 Solar energy produced MWh 146 873 LA 108 760 LA 13 114 Electricity consumption after wheeling and offsetting1 MWh 216 357 LA 240 416 LA 302 768 Diesel consumption litres 798 546 LA 974 510 LA 879 532 LA Natural gas consumption GJ 146 945 LA 142 500 LA 118 590 LA Potable water sourced externally MI 932 LA 1 214 LA 988 LA Total dust exceedances number 7 LA 31 LA 6 LA Concurrent vegetation of tailings storage facilities hectares 43 LA 44 LA 40 LA Land rehabilitated and clearance from National Nuclear Regulator hectares 51 LA 41 LA — LA Land clearance applications lodged with the National Nuclear Regulator hectares 59 LA 76 41 EXCHANGE RATES Average rate R:US$ 16.88 18.15 18.70 Closing rate R:US$ 16.39 17.75 18.19 1 FY2025 and FY2024 electricity consumption and consequently scope 2 emissions restated to reflect the net electricity consumption after taking into account wheeling and offsets associated with solar plant and BESS. LA Limited assurance. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 60 Three-year review

For DRDGOLD, operating means something different from conventional mining. We do not sink shafts or blast rock. Our two operations, Ergo on the East and Central Rand, and FWGR on the West Rand, hydraulically reclaim historic mine tailings, pumping slurry from surface deposits through a carbon-in-leach processing circuit to recover gold that earlier extraction technology left behind. Operating at micro yields across more than 25 million tonnes of material per year, the business model is one of volume, process efficiency and metallurgical discipline. The mine residue deposits we reclaim are simultaneously our resource, our processing infrastructure and our primary environmental liability, whilst the TSFs on which our residue tailings are deposited after processing, require continuous geotechnical monitoring and independent oversight under South Africa's Dam Safety Regulations. As we process each deposit, we progressively reduce its surface footprint and rehabilitate the land beneath it. Our measure of operational performance is broader than production volume and unit cost: it encompasses the rate at which we reclaim that legacy, the engineering integrity of the TSFs we manage, and the pace at which we build the infrastructure that will sustain this model for decades to come. Metric Unit Ergo FY2026 Ergo FY2025 FWGR FY2026 FWGR FY2025 Group FY2026 Group FY2025 Volume throughput 000 t 18 973 19 487 6 097 6 126 25 070 25 613 Gold production kg 3 511 3 473 1 328 1 357 4 839 4 830 Gold production oz 112 881 111 659 42 681 43 628 155 577 155 288 Yield g/t 0.185 0.178 0.218 0.222 0.193 0.189 Cash operating costs R/kg 1 122 778 1 064 447 560 789 492 049 967 523 903 824 All-in sustaining costs R/kg 1 221 500 1 149 134 639 211 549 187 1 078 068 1 001 214 Cash operating costs R/t 209 190 122 110 188 171 Operational overview DRDGOLD delivered a resilient operational performance in FY2026, with the record gold price more than offsetting a modest decline in throughput and production. The Group processed 25.1Mt of tailings (FY2025: 25.6Mt) at an average yield of 0.193g/t, producing 4 839kg of gold, or 155 577oz (FY2025: 4 830kg, or 155 288oz). Cash operating costs increased to R967 523/kg (R188/t), reflecting higher-cost mechanical reclamation activity at Ergo, increased consumption of reagents at FWGR due to the nature of material, increase in diesel price due to the Middle East conflict and general inflationary increases across all cost components. Despite the lower volumes, the elevated gold price drove a marked increase in operating margin and cash generation, funding the Vision 2028 capital programme without recourse to debt. FWGR production remained close to plan and extremely stable, while Ergo’s shortfall in tonnes was more than offset by a deliberate shift to higher-grade reclamation areas. Key operational objectives and targets Objective FY2026 target Actual Commentary Total tonnage throughput ~25.8Mt 25.1Mt FWGR sustained stable tonnage throughput during FY2026, whereas Ergo experienced a slight decline in tonnage throughput due to delays in obtaining water use licences. Group production Between 140 000 and 150 000 ounces 155 577 ounces Exceeded the upper end of production guidance. Ergo significantly exceeded its production target by pivoting to higher- grade mechanical clean-up areas, made viable by the record gold price. Group cash operating cost R995 000/kg R967 523/kg Cash operating costs were below guidance, reflecting disciplined cost management across both operations. This performance was achieved despite increased trucking costs at Ergo associated with mechanical clean-up activities at certain sites, as well as higher diesel and reagent prices. Advance Vision 2028 “Big Five” capital projects Progress per Vision 2028 milestone schedule 4 of 5 projects on plan Daggafontein TSF pipeline project commissioned on 6 July 2026 to resume deposition. As of 30 June 2026, construction of the RTSF was at 67% completion and on track to attain 1.2Mtpm deposition rate capacity by Q1 FY2028. Safety and stable industrial relations Fatality-free; improved safety statistics Fatality-free; LTIFR 1.25 and RIFR of 0.27 (FY2025: 1.63 and 0.81) Lower LTIFR and RIFR with no major incidents; a five-year wage agreement was concluded at Ergo, underpinning stable industrial relations. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 61 Operational performance Ergo operations Ergo processed 19.0Mt of tailings in FY2026 (FY2025:19.5Mt) at a yield of 0.185g/t (FY2025: 0.178g/t), producing 3 511kg of gold (FY2025: 3 473kg). While throughput was marginally lower year on year, the operation benefitted from the targeted treatment of higher-grade mechanical clean-up material, supported by the record rand gold price environment. This approach mitigated the impact of grade depletion and enabled gold production to exceed guidance despite the lower tonnes processed. Cash operating costs increased by 5% to R1 122 778/kg (FY2025: R1 064 447kg), while cash operating costs on a rand-per-tonne basis increased by 10% to R209 (FY2025: R190). The increase was mainly attributable to fuel and transport-related costs associated with sourcing higher- grade material from clean-up areas, as well as additional expenditure incurred to sustain throughput while WUL approvals for certain reclamation sites were delayed. Although this operational response resulted in a higher cost base, margins remained acceptable. Reagent costs increased by 16%, primarily due to the previously reported and ongoing sodium cyanide shortage in South Africa, together with above-normal increases in carbon costs. Other cost categories were also impacted by higher diesel prices amid the Middle East conflict. All-in sustaining costs were 6% higher at R1 221 500/kg (FY2025: R1 149 134/kg), mainly reflecting the increase in cash operating costs. Throughput risk Ergo’s throughput was below plan owing to a delay in obtaining the water use licence for reclamation at site 4L39, a wetland-affected area. DWS resubmissions are in progress and resolution is anticipated by end of September 2026. On deposition, Daggafontein, the first completed Vision 2028 project, received its first water on 25 June 2026 and its first tailings deposition on 6 July 2026. This brings about a complete reset in the deposition configuration of Ergo, involving a significant reduction in the deposition load onto the maturing Brakpan TSF from the current 1.65Mtpm to 900ktpm. Over the medium term, Daggafontein and Withok will become Ergo’s two operating tailings storage facilities, with Brakpan moving into dormancy once Withok is commissioned (anticipated for end of 2029 calendar year). The target date for the recommissioning of the Withok TSF has been moved to the end of 2029, assuming final regulatory approvals are obtained by the end of 2026. Expected capital expenditure has increased after drilling of the footprint revealed presence of dolomitic features, which require to be hydraulically isolated through the placement of an impermeable grout seal. Engagements with the DWS are ongoing. Power continuity Ergo’s solar plant and BESS continued to perform well, reducing both electricity costs and reliance on Eskom and supporting the operation’s sustainability profile. The cost of electricity decreased by 10% to R380.9 million (FY2025: R422.9 million), while electricity consumption sourced from Eskom and municipalities reduced to 156 563MWh from 182 322MWh in FY2025. Ergo’s solar energy production increased to 146 873MWh in FY2026 from 108 760MWh in the previous financial year, reflecting the growing contribution of renewable energy to its operations. Capital spend Ergo's sustaining capex was 14% lower at R228.2 million (FY2025: R265.5 million), while growth capex rose 127% to R771.4 million (R340.2 million), reflecting advancement of Ergo’s Vision 2028, projects, mainly the Daggafontein tailings storage facility. FWGR operations FWGR delivered a stable performance, processing 6.1Mt (FY2025: 6.1Mt) at a yield of 0.218g/t (FY2025: 0.222g/t) for 1 328kg of gold (FY2025: 1 357kg). Reclamation remained focused on Driefontein 3, with the clean-up of Driefontein 5 nearly complete. Driefontein 5 is nearing the end of its economic life and reclamation is transitioning fully to Driefontein 3, which is delivering marginally higher grades than budgeted. Production was slightly ahead of plan, supported by marginally higher-than-planned grades. Cash operating costs were 14% higher at R560 789/kg (FY2025:R492 049/kg) and 11% higher in R/t terms at R122 (FY2025:R110). The cost of electricity rose by 12% to R135.1 million (FY2025: R121.1 million), driven mainly by higher tariffs and a marginal increase in power consumption. Additionally, the cost of reagents increased by 11% due to the same cost increases in consumables reported under Ergo above, as well as higher reagent consumption due to the nature of material being processed. All-in sustaining costs increased by 16% to R639 211/kg (FY2025: R549 187/kg) due to the increase in cash operating costs and increased sustaining capex. Throughput risk The new elution circuit and smelt house at DP2 were commissioned on 14 July 2026, pouring first gold the same day, on time and within budget. Remainder of the plant is scheduled for commissioning by the end of Q1 FY2027 with throughput maintained at 500 000 tonnes per month while the existing plant undergoes maintenance. RTSF construction was around 67% complete as at the end of FY2026, and the supporting pipeline network linking DP2, RTSF and the Libanon reserves is approximately 95% complete. Heavy and prolonged rainfall over two consecutive wet seasons has been the principal driver of the RTSF delay, underlining the Group’s exposure to extreme weather events during the construction and commissioning of new tailings infrastructure. Residual risk into FY2027 relates to the timing of RTSF commissioning ahead of the next rainy season. Recovery initiatives have been implemented to mitigate weather-related delays and maintain the targeted commissioning date within FY2027. After putting the completion of the Libanon reclamation pump station, the final link in the pipeline network, on hold pending a WUL from the DWS, approval finally came through in July 2026, paving the way for the production uplift at FWGR once beneficial occupation is obtained at RTSF. Capital spend Sustaining capex was 48% higher at R49.9 million (FY2025: R33.8 million) due mainly to costs incurred relating to the installation of pit-pumps at the Driefontein 3 TSF. As FWGR’s three Vision 2028 projects – the DP2 Plant expansion, the RTSF and associated pipeline – progressed, growth capex was 72% higher at R2 686.0 million (FY2025:R1 559.3 million). Tailings management Tailings storage facilities (TSFs) are not peripheral infrastructure for DRDGOLD, they are the foundation on which our surface tailings retreatment business model is built. TSF safety is not a regulatory obligation; it is the fundamental expression of our licence to operate. Each TSF classified as a dam with a safety risk under the Dam Safety Regulations of the National Water Act is overseen by the Dam Safety Office (DSO) of the DWS. This requires an independent Dam Safety Evaluation, prepared by an Approved Professional Person on the prescribed five- yearly cycle, together with an implementation programme. Between formal evaluations, each facility is continuously monitored against defined geotechnical performance parameters, and the DSO retains discretion to impose additional conditions on any facility’s operation. Our strategic approach is to expand deposition capacity ahead of potential need, recognising that any delay in deposition capacity can halt operations and have a material financial impact. At the same time, our surface retreatment model means that we progressively reclaim and eliminate historic tailings deposits rather than create new ones, an approach increasingly aligned with global expectations for tailings management following high-profile failures in the industry. Vegetation programmes on TSF surfaces serve a dual purpose: stabilising slopes against erosion while supporting ecological restoration. Tailings related risks – and our response Deposition capacity and timing: The availability of deposition capacity is the single most operationally critical constraint in a surface tailings retreatment business. Unlike underground or open-pit mining, where a temporary stoppage can be managed across a range of operational levers, a loss of deposition capacity at DRDGOLD means a halt to processing, and therefore revenue. This makes the planning, permitting and construction of tailings storage facilities a strategic discipline, not merely an engineering one. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 62 Operational performance continued Geotechnical and structural integrity: The structural failure of tailings storage facilities has become one of the defining issues of the global mining industry. The Mariana disaster in Brazil in 2015 and the Brumadinho collapse in 2019, which killed 270 people, fundamentally shifted investor, regulatory and societal expectations around tailings governance. The subsequent Global Tailings Review, commissioned by the International Council on Mining and Metals (ICMM), the United Nations Environment Programme and the Principles for Responsible Investment, produced the Global Industry Standard on Tailings Management (GISTM) in August 2020, setting 77 requirements across knowledge of the facility, design and construction, risk management, emergency preparedness and public disclosure. Whilst, to our knowledge, not a single TSF that was managed in compliance with South Africa's SANS10286, has suffered catastrophic failure, GISTM has become the international benchmark, and our codes and standards are undeniably evolving to resemble those, with the explicit, albeit qualified support of the industry. As a case in point, whilst GISTM has not been formally adopted by the authorities as the legal standard of compliance in South Africa, one of the conditions of the RTSF WUL, is that the facility be managed to GISTM standards. Where ground conditions present elevated risk, as with the dolomite identified in Withok's footprint, we commission specialist mitigation studies before construction proceeds. Environmental and community impact: Unmanaged tailings deposits are a significant potential source of environmental harm, generating acid mine drainage, windblown dust and heavy-metal contamination that could adversely affect surrounding communities and water systems if not managed to appropriate standards of environmental governance. This is a well-documented situation across South Africa's mining belt, and increasing in impact because of uncontrolled, informal urban creep, and poorly planned and executed geospatial urban development, which has seen a significant increase in communities settling to within historically demarcated TSF buffer zones. DRDGOLD's operating model is uniquely equipped to alleviate this social dilemma by removing the source of nuisance by reclaiming and processing it. Our community liaison programmes at both operations are central to maintaining the social licence that underpins long- term deposition rights and operational continuity. R&D and innovation update Our research partnership with the University of the Witwatersrand’s School of Chemical and Metallurgical Engineering entered the third year of its five-year extension in FY2026, with Ergo continuing to fund approved long-term research projects at R1.5 million a year, focused on improving operating efficiencies and evaluating alternative process options. Postgraduate and bench-scale work continues to build the pipeline of process improvements that support recovery and cost outcomes across the Group and enhances industry practices. Our relationship with the South African Minerals to Metals Research Institute (SAMMRI) also continues. In-house research capability remains an important complement to the Wits partnership, supported by a dedicated research facility on the Far West Rand alongside our original Ergo-based facility. Another significant development this year is the introduction of a recovery- enhancing technology at Far West Gold Recoveries, which scavenges and dissolves additional gold from the tailings stream at the end of the carbon-in-leach circuit, the Aztec up-flow reactor. This is being moved to full-scale deployment, with commissioning targeted by the end of FY2027. If successful, the technology will be considered for application at Ergo as well. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 63 Operational performance continued OUTLOOK Vision 2028 will continue to need our focus and application for FY2027, a pivotal year in which several major components of the programme are expected to move from construction to commissioning and other projects are bound to start such as recommissioning of Withok TSF. Key milestones include, commissioning of the DP2 expansion, completion of the RTSF for beneficial occupation, the associated step up in FWGR’s production following the commissioning of the new Libanon pump station and securing the relevant approvals to start construction at Withok. As these milestones are reached, the gradual delivery of Vision 2028’s end objective should become increasingly evident. We have alluded to our “what next” developments may be; firstly, we are excited about the potential of the up-flow reactor that is being constructed at FWGR, after very promising test work, and secondly, although it is early days we have begun our search for tailings retreatment partners on two continents – Africa and South America – for the recovery of both gold and copper. Group unit cost guidance for FY2027 reflects the inflationary pressures common across the industry, moderated by the benefits of higher throughput as the Big Five projects come on stream. Our guidance for FY2027 is gold production of between 160 000oz and 170 000oz at a cash operating cost of approximately R1 099 000/kg. All-in sustaining costs are expected to be approximately R1 230 000/kg. Planned total capital investment for the year is around R3 billion. 1.25 LA Lost time injury frequency rate SAFETY AND HEALTH REVIEW AT A GLANCE zero LA 0.27 LA number of fatalities RIFR Our employees’ safety and wellbeing underpin everything we do and are central to delivering our strategy. Overview We are committed to a workplace where people can do their work safely. We strive to create an environment in which the wellbeing of our employees, contractors and surrounding communities is never compromised, aligning our efforts with the mining industry's vision of Zero Harm. We achieve this by building and sustaining a strong safety culture that encourages personal ownership, accountability and active participation in identifying and managing risks. Employees are empowered to stop unsafe work, report hazards and contribute to safer work practices. Through ongoing consultation, awareness programmes and behavioural safety initiatives, we seek to ensure that safety remains at the forefront of every decision and activity. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 64 Safety and health review

Health and safety management DRDGOLD’s commitment to Zero Harm is central to how we operate. It reflects our responsibility to ensure that every employee and contractor returns home safely each day. This commitment rests on three principles: maintaining a Zero Harm mindset, preventing recurrence through No Repeats, and applying Simple Non‑Negotiable Standards consistently across the business. In line with our core value of care, all operational activities focus on protecting the physical and emotional wellbeing of employees and contractors. We reinforce this culture by giving every person Stop Work authority, so they can halt any activity they consider unsafe, unhealthy or environmentally harmful. To give effect to these principles, we apply a lifecycle‑based risk management system across our operations. Supported by rigorous change management, our risk assessment protocol requires hazards linked to routine and non‑routine activities, process changes and infrastructure modifications to be identified, assessed and formally authorised by competent personnel before work begins. These assessments consider potential exposure for all groups, including employees, contractors, suppliers and visitors. Management retains ultimate accountability for the framework by leading visibly, communicating openly and embedding health and safety objectives into daily performance. We keep frontline teams aligned through regular engagement, including weekly safety briefings, weekly and monthly contractor meetings and mandatory annual inductions. Our approach extends beyond the workplace: we manage community safety risks, particularly unauthorised access to reclamation and deposition sites by illegal miners, through perimeter signage and community awareness initiatives. Clear policies and procedures underpin safe mining operations. Board oversight over the health and safety of employees is delegated to the Social and Ethics Committee. Several employees are trained across different levels of first aid to treat injuries in line with our duty of care. Ergo has an on‑site clinic for immediate medical evaluation, where employees are monitored until they are declared fit for duty, and uses a private hospital for further treatment when needed. At FWGR, all employees have completed compulsory Level 1 First Aid training, and are equipped to provide immediate on‑site assistance, supported by a dedicated ambulance service available 24/7 at the DP2 site. Where required, advanced first aid is given before injured employees are transported to Fountain Private Hospital for further treatment. To strengthen our occupational health programme and meet the Mine Health and Safety Act (MHSA), FWGR has appointed Salus Mobile Medical Services to conduct medical surveillance. This includes assessing and monitoring the fitness for work of employees and contractors, supporting early identification of occupational health risks and ensuring ongoing legislative compliance. All permanent employees must belong to a private medical aid scheme. We subsidise two‑thirds of the total member contribution, except at FWGR, which contributes 60% for Category 4 to 8 employees and 50% for the rest. During FY2026, the Group contributed R66.3 million (FY2025: R60.1 million) to private medical aids on behalf of employees. To ensure quality treatment at our operations, we employ a part‑time occupational health practitioner and three permanent nurses, and retain a private medical emergency response team. Through this work, we support UN SDG 8: Decent work and economic growth. Ergo FWGR1 2026 Ergo FWGR 2025 Number of fatalities — LA — LA — LA — LA — LA — LA Reportable injuries 3 — 3 5 2 7 RIFR 0.43 LA — LA 0.27 LA 0.72 LA 1.23 LA 0.81 LA LTI 11 3 14 12 2 14 LTIFR 1.59 LA 0.86 LA 1.25 LA 1.72 LA 1.23 LA 1.63 LA Minor injuries 17 23 40 14 4 18 Total hours worked (millions) 6.9 4.3 11.2 7.0 1.6 8.6 Part-time health and safety representatives 144 45 189 144 11 155 Ratio of part-time health and safety representatives to one employee 1:20 1:20 1:20 1:13 1:20 1:16 Section 54 notices — — — — — — Section 55 Notices — — — — — — 1 FWGR health and safety performance statistics includes contract workers engaged in the RTSF and DP2 expansion projects. LA Limited assurance DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 65 Safety and health review continued Safety and health activities We maintain a health and safety framework focused on identifying, assessing and mitigating workplace risks through ongoing monitoring and targeted interventions. Operational areas are routinely assessed for hazards, with risks ranked by severity and likelihood. All site visitors complete mandatory safety inductions so they understand site‑specific risks and emergency procedures. Our risk management approach is reinforced by regular engagement with employees and contractors. During FY2026, this was complemented by a range of health and safety awareness campaigns aimed at strengthening risk awareness and embedding safe behaviours across the business. Safety campaigns Housekeeping Friday at Ergo Housekeeping Friday is an ongoing campaign guided by the principle that every item should have a designated place. It gives employees dedicated time to improve workplace organisation, reinforce stacking and storage standards, and address minor maintenance such as workshop painting. The initiative aims to reduce safety hazards, improve efficiency and build a culture of pride and ownership. We monitor progress through before‑and‑after visual records shared on internal platforms. Sustaining it depends on active participation from both management and employees, reinforcing three behaviours: • Operational discipline: embedding good housekeeping and organisational standards as routine, non‑negotiable practices. • Visible safety leadership: reinforcing a safety‑first culture through active management presence and engagement on site. • Workplace ownership: encouraging employees to take responsibility for clean, safe and orderly work areas. Through consistent implementation, the campaign reduces hazards, improves use of storage space and creates a more disciplined operating environment, supporting the site’s broader safety and efficiency objectives. Trackless Mobile Machinery (TMM) Tuesdays at Ergo TMM Tuesdays addresses the site’s key risk from trackless mobile machinery. Through weekly Visible Felt Leadership engagements, management focuses on compliance with the nine TMM non‑negotiables, equipment integrity and safe operating practices. The initiative strengthens senior oversight of high‑risk machinery and promotes practical engagement with operators, reinforcing competency, accountability and safe behaviour at ground level. Switch on to Safety at Ergo and FWGR During the year, we introduced a mandatory reverse‑parking protocol across our operations as part of the broader Switch On to Safety behavioural campaign. By requiring employees and visitors to reverse into parking bays, the protocol builds situational awareness and operational discipline from the point of entry. It supports the principle that safety extends beyond procedural compliance and lives in the daily choices that shape our culture. Safety campaign at FWGR In response to the site’s elevated risk profile, FWGR reinforced its incident‑reduction approach through two high‑visibility campaigns aimed at strengthening accountability, risk awareness and safe decision‑making: • The Safety Pledge programme formalises safety accountability among management, employees and contractors, reinforcing individual responsibility for hazard reporting, procedural compliance and risk mitigation. It is visible at the plant entrance, promoted through internal platforms and supported by individual pledge cards for daily reference. • The Vuli Mehlo campaign encourages an alert, proactive and risk‑conscious workforce. It focuses on eliminating operational shortcuts and using lessons from incidents to reinforce situational awareness during tasks. FWGR also runs monthly behaviour‑based safety campaigns that break complex hazards into focused, practical themes. This reinforces critical messages throughout the year, letting employees concentrate on specific risk areas while promoting continuous learning. The monthly campaigns are designed to: • reinforce awareness of key workplace hazards and reduce incidents through targeted interventions; • combat safety fatigue by introducing fresh, relevant themes that keep safety top of mind; • strengthen a proactive safety culture by encouraging employees to identify, report and address hazards before they cause incidents; and • promote personal accountability and shared responsibility for a safe working environment. Key campaign themes during the year included: • I Chose to Look the Other Way: inspired by the poem by Don Merrell, this focused on human behaviour, psychological safety and personal accountability. It encouraged employees to speak up about unsafe conditions, building a culture where concerns can be raised without fear. • Mentis Grating Safety: focused on the safe use and inspection of steel grating, highlighting regular inspections, corrosion prevention, structural integrity and slip resistance. • Sections 22 and 23 of the MHSA: reinforced employees’ rights and responsibilities under the MHSA, including the right to refuse dangerous work without fear of victimisation, and emphasised correct use of PPE, timely reporting of hazards and injuries, and active participation in safety initiatives. • Workplace Safety Fundamentals: promoted core principles of safe work, including good housekeeping, situational awareness, focus on the task, effective incident and near‑miss reporting, and ergonomic practices. • Road Safety: raised awareness of transport‑related risks, addressing driver fatigue, distracted driving, mobile device policies, speeding, aggressive driving, pedestrian safety and vehicle roadworthiness. Together, these campaigns support FWGR’s commitment to a proactive safety culture in which every employee takes personal ownership of safety, contributing to the Company’s overarching objective of achieving and sustaining Zero Harm. Silly Season campaign at FWGR During the first half of FY2026, safety efforts focused on the elevated risks of the festive season through the Silly Season and Khumbula ekhaya (Homecoming) campaigns. This period historically carries higher risk from behavioural distractions and, this year, heightened operational pressure from the DP2 expansion projects. The campaigns aimed to reinforce employees’ commitment to safety at work and at home, supporting a safe transition into the holiday period. A structured Silly Season Safety Calendar guided the programme, integrating key health, wellbeing and operational safety messages. It ran in two phases: introductory awareness sessions in November prepared employees for the demands of the festive period, and daily engagements in December reinforced high‑risk topics including substance abuse, working at heights, equipment handling and gender‑based violence. Health and wellness campaigns Health poster campaigns A number of health poster campaigns ran during the year, posted at the entrance to the operations. These covered silicosis awareness, noise‑induced hearing loss and eye protection, breast cancer awareness, and TB awareness. Health performance As part of our strategy to educate and empower employees, we addressed several monthly health topics in FY2026, communicated by email and during medical surveillance. These included men’s health, how to talk to loved ones about your mental health, gender‑based violence, and why women are important in families and communities. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 66 Safety and health review continued Review of our health performance As part of our strategy to educate and empower employees with knowledge, several monthly health‑related topics were addressed in FY2026 and communicated via email and during medical surveillance. The following topics were part of this ongoing initiative: • Men’s health • How to talk to loved ones about your mental health • Gender‑based violence • Why women are important in families and communities Health performance 2026 2025 Medical examinations performed 8 471 6 349 Employees and contractors tested for HIV1 353 426 HIV counselling sessions performed 6 656 6 349 Number of TB cases reported 3 1 Cases of silicosis and asbestos cases reported — — 1 HIV testing is voluntary although strongly encouraged. Noise-induced hearing loss (NIHL) NIHL is caused by repeated or prolonged exposure to sound at or above 85 decibels (dB(A)). At our operations, noise can reach 102dB(A). Although 32 areas have noise levels above 85dB(A), we do not operate equipment measuring more than 107dB(A). Any excessively noisy equipment is reported to an engineer for corrective action. Hearing protection is issued to all employees and visitors, its use is covered during induction, and signage marks demarcated noise zones and plant entrances. All NIHL cases are referred to Rand Mutual Assurance, a private insurer for occupational injuries. Silicosis and dust No cases of silicosis or asbestosis were reported in FY2026 at Ergo and FWGR (FY2025: nil). Our silica reduction strategy remains in force: employees are reminded to damp down equipment before working on it and to water roadways to prevent dust. All respirable silica over‑exposures are investigated and additional measures put in place where necessary. Noise-induced hearing loss Number of cases Cases concluded Pending cases Reported in FY2024 19 3 16 Reported in FY2025 20 0 20 Reported in FY2026 20 0 20 OUTLOOK Our health and safety priority for the year ahead is unchanged: achieving Zero Harm across our operations. This is supported by our integrated safety management system, which applies rigorous risk management while reinforcing a proactive, safety‑first culture. Delivering on it requires consistent adherence to our core principles: a Zero Harm mindset, No Repeats, and uncompromising compliance with safety standards. We will continue to empower employees to take ownership of safety, fostering an environment where everyone is encouraged and expected to speak up and stop work whenever unsafe conditions or behaviours arise. Executive leadership and management remain accountable for embedding health and safety into daily decision‑making and performance. Through ongoing stakeholder engagement, strong supervisory leadership and disciplined compliance, we will keep strengthening our safety culture, with the ultimate objective of ensuring that every employee returns home safely every day. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 67 Safety and health review continued Value distributed to employees R768m (2025: R747m) EMPLOYEE RELATIONS AT A GLANCE 868 3 107 28% 79% R23.8m Employees Specialist providers Women in mining HDPs Training spend People as the foundation of long-term sustainability DRDGOLD's operating model is built on long-life assets, infrastructure investment and a commitment to progressive rehabilitation, none of which is possible without a stable, capable and committed workforce. Our people are not incidental to the value we return to shareholders, communities and the environment, they are the mechanism through which that value is created. This is reflected in how we manage employment: By focusing on recruitment practices, remuneration policies, engagements with employees and employee wellness and development. In doing so, we are building operational resilience and returning lasting value to the people who make this business work. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 68 Employee relations

HR strategy at a glance DRDGOLD’s people strategy in FY2026 was shaped by five priorities: 1. Wage settlement and workforce stability Concluding a multi‑year wage agreement at Ergo was key this year. Alongside salary outcomes, the agreement included commitments on employee development, reflecting DRDGOLD’s broader investment in its people. 2. Digital transformation and systems integration DRDGOLD migrated from separate human resources and payroll platforms to a single integrated system, and launched an employee self‑service portal giving employees direct access to payslips, IRP5s , leave balances, leave applications and all expense claims. The rollout marks a shift from administrative dependency towards employee autonomy and digital capability. 3. Workforce readiness for Vision 2028 As the Company prepares to scale throughput towards three million tonnes per month, people planning is now aligned to growth. Additional roles are being phased in through to 2028 to build capacity, strengthen critical capabilities and succession depth, and ensure the organisation remains appropriately resourced to support sustainable growth and the delivery of Vision 2028. 4. Salary equalisation between operations A programme of salary equalisation between Ergo and FWGR commenced in FY2026 and will be implemented in a phased approach. The programme is intended to align salary scales across the operations over time, enabling workforce mobility and reinforcing the Company’s one‑business identity. 5. Social media and AI literacy The Company identified emerging risks around employee conduct on social media and broader AI literacy as themes requiring active management. A guardrail policy for digital engagement is in development, and broader workforce digital literacy is being positioned as a strategic capability priority. Emerging workforce themes and risks Financial pressure and cost of living: Inflationary pressure continued to affect employees across all income bands. The nature of requests received through the Employee Assistance Programme (EAP) is a useful indicator: employees are increasingly seeking budgeting and financial planning support, suggesting a workforce that is actively managing debt, rather than reactively. DRDGOLD’s response is to continue providing access to financial education and planning tools, and to ensure that remuneration remains competitive. Mental health: Mental health has moved up the presenting‑problem rankings within the EAP, displacing relationship issues as the second most common category after financial concerns. This is consistent with broader societal trends and reinforces the importance of DRDGOLD’s ongoing investment in psychological support services. Societal instability and crime: Employees in Gauteng face real risks in their daily commute and in their communities. In FY2026, DRDGOLD introduced insurance cover for employees against criminal incidents on their way to and from work, recognising that the duty of care does not begin and end at the mine gate. The increasing fragility of municipal service delivery was identified as an ongoing risk to employee quality of life and operational continuity. Community pressure on project delivery: As Vision 2028 capital projects progress, community engagement has become an increasingly material operational risk requiring proactive management. During the year, project‑related interruptions were experienced, mainly arising from community expectations around the Company’s procurement opportunities. DRDGOLD has responded by embedding proactive community engagement as part of project planning, including training of operational teams who act as the first point of contact on the ground. Employees also play an important role as community ambassadors, helping to communicate the Company’s activities and address misunderstanding where they arose. AI and digital disruption: The accelerating adoption of AI tools and social media by a relatively young workforce presents both opportunity and risk. The Company is developing policy frameworks to guide responsible use, while building broader digital literacy as a capability for the future. Wellbeing: Best Life Programme DRDGOLD’s employee wellness programme "Best Life", continued to be widely utilised by employees in FY2026, with participation levels exceeding the industry benchmark as measured by the company’s EAP provider, LYRA. The top three presenting concerns were financial wellbeing, mental health and relationship issues. Notably, employees are accessing the programme not only for themselves but for their families, reflecting the degree to which the service has become embedded in the lives of DRDGOLD’s workforce. The programme operates through a combination of a confidential telephonic helpline, face to face counselling referral pathways for line managers, and an on‑site chronic disease management clinic that operates monthly. Employees also have access to a financial coach who comes on site monthly and also assists with preparing employees for retirement. Ergo subsidises two-thirds of the medical aid contribution for each employee, with cover extended to spouses and dependent children. Effective 1 July 2026, FWGR increased its contribution from 50% to two-thirds, aligning its medical aid benefit with that of Ergo. The EAP’s referral function has had a significant positive impact on line management. Managers can now refer employees experiencing distress to trained professionals rather than managing complex personal situations themselves, reducing burden and improving outcomes. LYRA reporting on presenting trends also informs HR strategy, with stress management now identified as an area requiring focused intervention in the year ahead. Housing: Ergo and FWGR Home Loan Scheme DRDGOLD’s Home Loan Scheme provides first‑time home buyers in payband categories 4 to 9 with a R90 000 lump‑sum contribution to their home loan at the point of purchase. The contribution is written off over eight years of continuous service on a sliding scale. Since the scheme was established in 2018, 57 employees have taken up the offer, representing approximately 13% of the eligible workforce of around 321 people. Uptake accelerated significantly in 2022 and 2023 following a targeted promotion campaign conducted in partnership with organised labour. For many, the scheme provides access to the property market that would otherwise be out of reach, bridging the gap between government subsidy thresholds and commercial lending requirements. For DRDGOLD, it reinforces the philosophy of a settled, locally rooted workforce that is anchored to its communities, invested in the Company’s long‑term success and less likely to seek employment elsewhere. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 69 Employee relations continued Training and development DRDGOLD’s approach to training and development is shaped by the competency requirements of its workforce and its Social and Labour Plan (SLP) commitments. The Company operates an internal bursary scheme, runs leadership and management development programmes, and directs a significant portion of its Human Resources Development (HRD) budget to community training through learnerships, bursaries and internships. Approximately 70% of the HRD budget is allocated to community training. This is both a compliance obligation and a strategic one: community learners serve as a talent pipeline for future recruitment, and the programme directly supports DRDGOLD’s commitment to increasing female participation and broadening its representation at all levels. DRDGOLD also provides learners from TVET Colleges with on the job training for a period of 18-24 months per learner. This training is a requirement for the learners to complete their Diplomas. Some of the learners have been offered permanent placement in the operations. Internal programmes include a junior leadership programme at both Ergo and FWGR, which prepares employees from lower bands for junior management positions, and a management development programme delivered through GIBS Business School that equips junior managers for middle management roles. The wage agreement concluded in FY2026 included a commitment to fund employee bursaries beyond engineering, allowing employees to pursue qualifications in fields such as accounting, reflecting the Company’s broader commitment to self‑directed development. The EBDA training facility, operated in partnership with Africa Skills Village, continues to provide training infrastructure for community learners and supports the delivery of SLP obligations. A challenge the Company is actively managing is the gap between training completion and available vacancies. As a stable employer, DRDGOLD sometimes graduates artisans and skilled employees faster than positions become available, creating pressure from organised labour to accelerate appointments. The Company manages this through honest communication with unions but also provides employment opportunities to the learners when these arise. In FY2026, 97% of entry level engineering positions were filled by former EBDA learners from our local communities. 2026 2025 Employee training spend (Rm) 23.8 15.8 Training days 5 009 5 424 Number of employee training sessions 2 790 2 620 Average employee training hours per day 6 6 Recruitment: diversity, transformation and the leadership pipeline DRDGOLD employs approximately 3 975 people including contractors and remains committed to creating employment opportunities surrounding its operations. The Company’s diversity and transformation agenda is shaped by the sectoral targets gazetted by the Department of Labour in FY2025, which set requirements for female participation and HDSA representation at all levels. DRDGOLD’s most significant gap is in the junior management band, particularly among artisans and shift foremen, where female participation is currently at approximately 50% of the target. The challenge is structural: in a low‑turnover workforce, opportunities to change the composition of the workforce arise slowly. The Company’s strategy is to build its female pipeline through in-house skills and community training programmes and to convert those candidates into permanent employees as vacancies arise. The appointment of the Company’s first female CFO and FWGR General Manager reflects meaningful progress in advancing diversity and transformation at the highest levels of leadership, a commitment that is also evident in the Board’s diverse composition. Vision 2028 is creating new headroom. As the operation expands, vacancies will be filled in line with operational requirements while supporting fair recruitment and diversity objectives. The salary equalisation programme also opens the prospect of greater mobility between operations, and support broader workforce development. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 70 Employee relations continued Diversity profile of total employees (excluding contractors) Employees Number Gender Male 627 Female 241 Total 868 Race Black1 752 Non-black 116 Total 868 Age Group Under 35 141 35 - 55 575 Over 55 152 Total 868 1 Includes African, Coloured and Indian employees. Gender (%) 72 28 Male Female Race (%) 87 13 Black % Non-black % Age group (%) 16 66 18 Under 35 35-55 Over 55 2026 2025 Permanent employees 868 893 Specialist service providers 3 107 2 517 Number of new employees 43 101 Number of terminations 62 111 Employee turnover % 7 12 Human rights incidents — — Women in mining Women in management % 23 22 Total women in mining % 28 27 HDPs % 79 79 Union affiliation (in collective bargaining unit) NUM % 65 63 AMCU % 21 23 UASA % 7 4 Non-union % 7 9 18% of our employees do not fall within the collective bargaining unit. % of HDPs per occupational level categories Male Female % Board 4 3 57 Top management 5 1 33 Senior management 11 4 27 Middle management 37 15 69 Junior management 224 59 85 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 71 Employee relations continued 2026 2026 2026 Engagement: labour relations and wage negotiations Employees have the right to choose whether or not to join a trade union in accordance with the Company’s freedom of association policy. A key labour relations development of FY2026 was the conclusion of a five‑year wage agreement at Ergo following protracted negotiations. This agreement brings much- needed certainty for employees and for the Ergo operations. It reflects constructive engagement by all parties and balances meaningful improvements in employee remuneration with the long-term sustainability of the business. Importantly, it allows us to move forward together, focused on safe, stable operations and continued value creation At FWGR, a four‑year wage agreement was concluded in FY2025. Negotiations there were straightforward, reflecting the relative maturity of the union leadership at that operation. There were no CCMA referrals or formal picketing incidents arising from wage negotiations in FY2026. Remuneration and reward DRDGOLD’s remuneration philosophy is that competitive pay is one component of a broader value proposition. The Company pays at the upper end of the mining industry for lower and mid‑band employees, and complements salary with medical aid (two‑thirds employer‑subsidised), a 13th cheque, pension and provident fund contributions, death and disability cover and access to the Home Loan Scheme. DRDGOLD’s employment value proposition is designed to support workforce stability by offering a holistic package that extends beyond remuneration, enabling employees to maintain strong family and community connections. In FY2026, the Company successfully attracted additional talent, with many recruits highlighting DRDGOLD’s proximity to urban amenities, access to quality schools and reputation for organisational stability as key factors in their decision to join, while remuneration was generally viewed as a secondary consideration. The commencement of the FWGR salary equalisation programme in FY2026 was a significant milestone. Employees at FWGR currently earn less than their Ergo counterparts, a legacy of the original acquisition. The equalisation plan phases in parity over three years, with the first step implemented in FY2026. Full parity is targeted by FY2028, at which point the Company will negotiate centrally across both operations. Entry-level salaries are well above minimum wage and we continue to offer competitive remuneration. The gross basic monthly salary for entry‑level employees was R18 362 at Ergo and R16 772 at FWGR, compared with R17 081 and R15 602 respectively in FY2025. Cost of labour relative to the gold mining industry DRDGOLD Industry 1 Labour as a percentage of operating cost (%) 16 34 Production per employee per annum (kg produced / total employees and contractors) 1.2 1.0 Average pay per employee (excluding contractors) per annum (R’000) 885 511 1 Based on information from gold mining companies for the year ended 31 December 2025 and 30 June 2026. Misconduct, ethics and whistleblowing DRDGOLD maintains an independently operated ethics hotline for employees and other stakeholders to report concerns. The hotline is managed in conjunction with the Company’s legal and compliance function. During FY2026, the HR function was made aware of three to five hotline reports with HR‑related content. In the majority of cases, these reflected grievances that had not been routed through the Company’s internal grievance procedures. All were investigated and closed out. None involved substantiated misconduct. The Company views the use of the hotline for grievance matters as an area for communication improvement and will reinforce awareness of internal grievance channels in FY2027. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 72 Employee relations continued OUTLOOK In FY2027, DRDGOLD’s people agenda will be shaped by three priorities. • Vision 2028 workforce ramp‑up. As FWGR expands under Visions 2028, recruitment will continue in phases to support operational requirements. HR will support a consistent onboarding process, fair remuneration and induction into the Company’s culture. • Salary equalisation. The second phase of the FWGR equalisation programme will be implemented, to align salary scales to Ergo, reinforcing the foundations for centralised bargaining in the next wage cycle. • Digital and AI literacy. The Company will formalise its social media and digital engagement policy for employees, and begin building broader AI and digital literacy into its workforce development offer. The aim is to equip employees to navigate and benefit from new technologies, while understanding the boundaries of responsible use. Leadership teams will further be capacitated to leverage the benefits of using AI responsibly and how this will shape their roles into the future.

Environmental spend: R44.5m (FY2025: R45.3m) ENVIRONMENTAL VALUE ADD AT A GLANCE 932MlLA 59haLA 216 357MWhLA potable water consumption of land clearance applications lodged with NNR for approval electricity consumption after wheeling and offsetting 43haLA 51haLA No fines of monetary value or directives for non-compliance with environmental laws and regulations were imposed on the Group in FY2026. vegetated of land clearance certificates received from the NNR We produce gold by processing mine waste, with a strong focus on reusing our process water and producing renewable energy from our Solar PV plant at Ergo. We aspire to enhance our value proposition and to grow our profile as a surface reclamation specialist and provide sustainable solutions to mine waste through specialist skills and technology Overview Performing concurrent rehabilitation on our TSFs decreases nuisance dust impacting those living within our areas of influence. Our surface reclamation process yields an environmental dividend, as it removes potential pollution sources and opens up land for beneficial post-mining reuse. Environmental management is key during the project planning phase of a new reclamation site and related infrastructure. Before embarking on new mining projects, we undertake an environmental authorisation process, performed by external consulting specialists that conduct detailed specialist studies, an environmental impact assessment and compile environmental management plans (EMP's) for the management of these projects. These reports are discussed and reviewed by our stakeholders through a public participation process. Through this process, we can identify, address and minimise the effects of our activities on the environment and surrounding communities. Our internal environmental management processes and policies have been designed in accordance with South Africa’s National Environmental Management Act 107 of 1998 and associated regulations. Internal and external audits are performed annually and recorded in a database to ensure compliance. We have spent more than R339 million on various rehabilitation activities (including dust management activities) in the past 5 years. Our site-specific EMP's encompass all operational activities cross reclamation sites, processing plants, and active deposition sites. These programmes assess and manage the environmental impacts associated with our mining operations, ensuring compliance with regulatory requirements and supporting responsible environmental stewardship. We annually update our closure and rehabilitation plans with our financial provisions for rehabilitation to ensure that they remain as accurate as possible in relation to current activities. We have estimated that the total environmental financial provision for the Group as of 30 June 2026 is R721.4 million (gross financial provision: R1 280.3 million). We are therefore able to systematically audit and monitor our activities. Required audits are undertaken by independent consultants and submitted to the DMPR annually. We actively manage and monitor the consumption of natural resources (including potable water and energy) at monthly and weekly meetings. This entails the analysis of trends to identify excess use and discuss various focus areas to ensure responsible natural resource usage. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 73 Environmental review Environmental spend 2026 2025 Rm Rm Tailings complex (vegetation, dust suppression and cladding, among others) Crown Complex 10.8 11.9 Brakpan 18.8 19.8 Daggafontein 1.6 0.9 Driefontein 4 2.1 4.0 Reclamation sites (vegetation and dust suppression, among others) Crown sites 1.2 0.7 Rehabilitation insurance expense 6.4 3.4 Ergo sites 1.1 0.4 Demolition of plant and infrastructure 2.5 4.2 Total 44.5 45.3 Rehabilitation All mining companies are required to rehabilitate the land post-mining to a determined standard for alternative use in line with South African mining legislation. Our business involves the reclamation of previously discarded material deposited, in many cases, by other companies, most of which are no longer in business. We do this by reprocessing the material and redepositing resultant waste in modern, well-managed TSFs, cleaning environmentally sensitive areas and liberating valuable land for redevelopment, allowing sustainable land use to take place in areas previously sterilised. Since inception, we have removed and reprocessed more than 138 mine dumps, rehabilitating approximately hundreds of hectares of previously sterile land for re-use. During the year, our Ergo operation made good progress in its land rehabilitation programme, securing NNR clearance for 51ha of rehabilitated land for redevelopment. The operation also lodged new clearance applications for a further 59ha, reflecting ongoing progress in restoring previously impacted land and creating opportunities for future environmental, biodiversity and socio-economic value. In FY2026, total environmental expenditure amounted to R44.5 million, comprising R39.3 million spent at Ergo and R5.2 million at FWGR (FY2025: R37.1 million spent at Ergo and R8.3 million at FWGR). At Ergo, hectares vegetated on active TSFs during the year were 37ha (FY2025: 40ha). At FWGR, hectares vegetated on active TSFs were 6ha (FY2025: 4ha), reflective of the hectares which were able to be vegetated as these initiatives are life-cycle dependent. Beyond land rehabilitation, we are focused on understanding and enhancing the biodiversity value of these regenerated landscapes, ensuring that rehabilitated areas contribute to ecosystem health, resilience and sustainable land-use opportunities. Biodiversity and ecological restoration Biodiversity is one of the ways we assess whether rehabilitation is restoring ecological functionality to landscapes altered by mining. Traditionally, rehabilitation in mining focused on stabilising slopes, controlling erosion, suppressing dust and establishing vegetation cover. These interventions remain important and continue to form part of DRDGOLD’s rehabilitation programme. While rehabilitation seeks to restore stability to disturbed areas, biodiversity provides a deeper measure of success by assessing whether soils are recovering, ecological succession is occurring, biodiversity is returning and rehabilitated landscapes are capable of supporting ecological processes without ongoing intervention. At the Brakpan TSF, concurrent rehabilitation continues as deposition progresses. Rehabilitation is informed by restoration ecology principles and supported by long‑term monitoring programmes that evaluate vegetation performance, biomass production, carrying capacity, grazing status, ecological succession, soil functionality, species diversity and faunal activity. Results are assessed against nearby reference sites to provide context on how rehabilitated areas compare with surrounding natural conditions. The use of reference sites is particularly important. Nearby undisturbed areas provide insight into what ecological performance realistically looks like under local environmental conditions and help distinguish ecological recovery from short‑term environmental variability. This approach reflects international restoration science and allows DRDGOLD to track long‑term ecological trends. Ecological monitoring undertaken during FY2026 continued to indicate that rehabilitated areas are capable of supporting greater herbaceous production than surrounding veld and provide an indicator of ecosystem productivity and carrying capacity: • All monitored rehabilitation sites exceeded the defined biomass success criterion of 3 000kg/ha. • Average biomass production increased by 28% year‑on‑year, from 3 805kg/ha in 2025 to 4 865kg/ha in 2026 • Rehabilitated side slopes outperformed surrounding reference sites by 74% under current environmental conditions. • Four of the six monitored slopes are now classified as climax‑dominated systems, indicating increasing ecosystem maturity, stability and resilience. Soil assessments also continue to demonstrate significant improvement relative to unrehabilitated tailings. Soil pH improved from highly acidic conditions of approximately 2.7 in unrehabilitated tailings to between 4.1 and 6.2 in rehabilitated areas. Organic carbon levels, nutrient availability and water‑holding capacity similarly improved, supporting the development of soil systems capable of sustaining long‑term vegetation growth and broader ecological processes. Biodiversity monitoring and field observations recorded species including black‑backed jackal, slender mongoose, Cape porcupine, Cape hare and bushpig, providing evidence that rehabilitated areas are increasingly supporting ecological activity. Managed game introductions, including zebra, blesbok, sable antelope, black wildebeest, red hartebeest and waterbuck, continue to provide insight into the long‑term grazing potential of rehabilitated land. Field observations confirm ongoing utilisation of rehabilitated slopes and associated infrastructure without evidence of significant degradation during the monitoring period. At FWGR, historical mine residue deposits situated across the Far West Rand are being retreated and consolidated onto a modern regional tailings storage facility built to current standards, incorporating a high‑density polyethylene liner system to strengthen seepage control and water management. Rehabilitation remains a long‑term process. Alien invasive plants, less mature slopes, soil nutrient limitations and isolated contamination hotspots continue to require monitoring and management. Biodiversity remains one of the clearest indicators of whether rehabilitation is working, measured not by hectares rehabilitated but by the resilience of the ecosystems that result. Meaningful rehabilitation is not a cosmetic exercise or a once‑off compliance process. It is a long‑term adaptive undertaking grounded in monitoring, learning and continuous refinement over decades – which should be started long before a mine can contemplate closure. – Jaco Schoeman, Chief Operating Officer DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 74 Environmental review continued Our priorities Water and wastewater management Many of the historic tailings dumps that we target for reclamation were not built to contemporary standards of environmental governance. In fact, many of these dumps have been long defunct and are sources of groundwater pollution. Our entire business model is premised on the removal of old, defunct mine dumps. In doing so, the source of pollution is removed, and the contamination of groundwater is significantly reduced. Over time as more dumps are removed, pollution will reduce and the quality of groundwater will improve. These processes are, however not without their challenges. The economic feasibility of retreating old mine waste depends on very significant economies of scale. Water is decanted into return water dam facilities and reused in the process. This requires strict water circuit management protocols to make sure that all process water and slurry remain contained. At Ergo, water is kept in a closed circuit and managed from a centralised water reticulation facility. The same applies to water on Driefontein 4 TSF – all of it is contained by way of return water dams and dust suppression systems that are integrated into the centralised water reticulation system. In recent times, due to the climate change-related increase in the severity of rain events, the design and management layout of reclamation sites have also been adapted to enable us to separate ‘clean’ and ‘dirty’ water and to contain the affected stormwater run-off in situ and release the clean stormwater to the environment, all aimed at preventing the contaminated stormwater from flowing into the natural environment. To further our commitment to water stewardship and reduce reliance on scarce water resources, studies during the year assessed reducing potable water use in Ergo's plant elution section by treating and reusing process water through reverse osmosis. Capital has been allocated for implementation, subject to completion of the advanced- stage studies. Water consumption South Africa's water scarcity presents a significant operational risk. To mitigate this, our operations employ a diversified water strategy that prioritises recycled process water, treated AMD water, and water sourced from lakes and dams. Potable water is used only where operationally necessary, reducing our dependence on potable water sources and strengthening the resilience of our operations. Our water management strategy prioritises water reuse and alternative water sources. More than 73% of Ergo's process water requirements are met through returned water from the Brakpan TSF, while treated underground AMD water supplies a further 10%. Surface water from Cinderella and Rosherville dams contributes 13%, with the remainder sourced from potable water. This diversified approach reduces reliance on potable water and strengthens the resilience of our operations in a water- constrained environment. At FWGR, approximately 62% of process water requirements are met through water harvested from the Driefontein 4 TSF. The remaining water demand is supplied through utilisation of excess underground water, supporting a reliable and sustainable water supply for operations. The Group's potable water consumption continued to average only 3% of total water consumption, demonstrating our ongoing commitment to responsible water stewardship. Group total water consumption decreased from 28 991MI in FY2025 to 28 149Ml in FY2026. Ergo's total water consumption decreased from 21 451MI in FY2025 to 20 521Ml in FY2026, while FWGR total water consumption increased from7 540Ml to 7 628MI. The increase at FWGR reflects the impact of ongoing capital expansion programmes. Refer to page 52 for the Climate change and renewable energy section for more information on climate change impacts on water consumption. Ergo 2026 2025 MI % MI % Potable water externally sourced 813 LA 4 1 025 LA 5 Surface water extracted 2 751 13 4 363 20 Water recycled in process 14 988 73 13 144 61 TCTA water (AMD) 1 969 10 2 919 14 Total water used 20 521 LA 100 21 451 LA 100 LA Limited assurance FWGR 2026 2025 MI % MI % Potable water externally sourced 119 LA 2 189 LA 3 Underground water extracted 2 721 36 3 186 42 Water recycled in process 4 788 62 4 165 55 Total water used 7 628 LA 100 7 540 LA 100 LA Limited assurance Total water use 2026 2025 Potable water externally sourced MI 932 LA 1 214 LA Total water used MI 28 149 LA 28 991 LA Percentage % 3 4 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 75 Environmental review continued Freshwater consumption sources1 2026 2025 Cinderella dam MI 958 957 Rosherville dam MI 1 793 3 406 Total surface water extracted MI 2 751 4 363 1 Freshwater is water that contains only minimal quantities of dissolved salts thus distinguishing it from sea water. All freshwater ultimately comes from precipitation of atmospheric water vapour, reaching inland lakes and groundwater bodies directly, or after melting of snow or ice. Freshwater consumption intensity 2026 2025 Gold production kg 4 839 4 830 Surface water extracted MI 2 751 4 363 Total surface water use per kg produced MI/kg 0.57 0.90 Refer to www.drdgold.com for details on our views of AMD and the agreement with TCTA. Total figures include only Ergo and FWGR operations. Water pollution Environmental stewardship is critical to both our operations, and we have taken preventative as well as remedial actions, as previously mentioned in the water and wastewater management section on page 75, to minimise wastewater discharge to the environment. Any affected water discharge is contained either through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source of wastewater discharge is attributed mainly to compromised or ageing piping that may cause leaks. As one of our preventative actions to avoid wastewater discharge through compromised pipelines, we have an external independent expert who continuously inspects and monitors our pipelines to identify any water leaks to minimise affected water and slurry discharges to the environment. In addition, we have a comprehensive pipeline maintenance plan in place for replacing any compromised pipelines and the maintenance crew ensures that any identified leaks are attended to as soon as possible, as water is critical for reclamation on our sites At Ergo, one reportable environmental incident occurred when a slurry pipeline transporting material from City Deep Plant to the Ergo Plant ruptured in the Brakpan area, resulting in the release of slurry into the surrounding environment, neighbouring properties and the Withok Spruit. The pipeline was shut down immediately and clean-up activities were undertaken at the affected areas. The incident resulted in localised soil and water contamination, however, subsequent water analysis conducted on the Withok Spruit indicted a very low impact on the water course. Two reportable environmental incidents occurred at FWGR. The first involved a slurry leak at the Driefontein 4 TSF, caused by the failure of a perished rubber sleeve on an open-body valve. While the release was largely contained within the facility, limited seepage entered a historic stormwater trench. The incident was immediately reported to the DWS, and the plant was shut down to enable isolation of the affected area and implementation of additional containment measures. Follow-up water quality monitoring confirmed that the incident did not impact the receiving stream. Suppliers were engaged to investigate the failure and identify corrective actions, and a close-out report detailing the incident, remedial measures and monitoring results was submitted to the regulator. The second incident occurred following a significant rainfall event that caused the launder and screen at the Driefontein 3 TSF pump station to overflow into the facility's spillage paddock. The volume of water exceeded the available containment capacity, resulting in tailings material entering stormwater management infrastructure and a concrete drainage channel adjacent to the R501 road. The incident was promptly reported to the DWS. While the impact was confined to the immediate spill area and adjacent drainage trench, remediation measures were undertaken promptly and included the removal of deposited tailings material, desilting of affected infrastructure, enhancement of containment structures, and the repair and raising of the bund wall to strengthen future resilience and reduce the risk of recurrence. In our Annual Financial Statements (AFS) for the year ended 30 June 2026, we have disclosed a contingent liability for environmental rehabilitation for the potential impact that pollution may have on groundwater through seepage. For more information on the contingent liability, please refer to the 2026 AFS on our website: https://www.drdgold.com/investors/ reports-and-results#ars2026. Dust monitoring Our operations naturally generate dust and are situated near populated areas therefore we remain deeply committed to being considerate of our neighbours. We closely monitor and manage dust and other potential impacts to minimise disruption. The impact of nuisance dust fallout on the surrounding environment and community is addressed through a comprehensive monitoring network including appropriate community engagements. Dust samples analysis is done through an independent accredited laboratory and the monitoring reports are sent to regulators, municipalities, and interested and affected parties. In accordance with the National Dust Control Regulation, Government Notice No. 54440 on 31 March 2026, our operations are updating various comprehensive dust management plans, which are to be submitted to the Air Quality Officers of the respective municipalities where we operate. This ensures regulatory compliance while safeguarding the health and wellbeing of surrounding communities. For residential zoned monitoring buckets, an exceedance is defined as above the dust fallout limit of 600mg/m2/day. For non- residential zoned monitoring buckets, an exceedance is defined as above the dust fallout limit of 1 200mg/m2/day. Dust exceedances per area type Ergo FWGR Residential area 5 — Non-residential area 2 — Total dust exceedances 7 — Ergo 2026 2025 Total samples for the year 1 256 LA 1 263 LA Total dust exceedances 7 LA 29 LA Percentage % 0.56 2.30 LA Limited assurance DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 76 Environmental review continued

FWGR 2026 2025 Total samples for the year 240 LA 210 LA Total dust exceedances — LA 2 LA Percentage % — 0.95 LA Limited assurance At Ergo, 1 256 dust monitoring samples were analysed during the year (FY2025: 1 263), and 7 exceedances were detected (FY2025: 29). Some 240 dust monitoring samples were analysed at FWGR (FY2025: 210) and no exceedances were detected (FY2025: 2). The improvement in dust exceedance performance can be attributed to the ongoing site vegetation programme implemented across the operations, as well as higher-than-average summer rainfall. An amount of R19.7 million (FY2025: R21.5 million) was spent on dust monitoring and mitigation measures during the year. Total dust exceedances 2026 2025 Total samples for the year 1 496 LA 1 473 LA Total dust exceedances 7 LA 31 LA Percentage % 0.47 2.10 LA Limited assurance Energy consumption While our indirect emissions are significant due to Eskom's reliance on coal-fired power stations for electricity generation, we continue to implement measures aimed at reducing both energy and material consumption wherever possible. Group electricity consumption from Eskom and municipalities declined by 10% from 240 416MWh in FY2025 to 216 357MWh. Reflecting the positive impact of its solar plant and BESS, Ergo reduced its electricity consumption from Eskom and municipalities to 156 563MWh from 182 322MWh in FY2025. Over the same period, the operation increased its solar energy consumption from 108 760MWh in FY2025 to 146 873MWh in FY2026. At FWGR, electricity consumption sourced from Eskom and municipalities increased slightly from 58 094MWh in FY2025 to 59 794MWh in FY2026. While electricity wheeling enabled through Ergo's solar plant and BESS helped to mitigate the increase, higher energy demand associated with the operation's expansion projects resulted in overall consumption rising during the reporting period. Greenhouse gas (GHG) emissions Our scope 1 carbon emissions relate mostly to the consumption of diesel by machinery and equipment, as well as the combustion of natural gas during our elution process. Indirect emissions are a result of the use of Eskom power after taking into account wheeling and offsetting associated with the Solar plant and BESS (Scope 2 carbon emissions). We base travel emissions (Scope 3 carbon emissions) on reported kilometres claimed by our employees during the financial year. During the year we engaged an independent expert consultant to assess the completeness of Scope 3 emissions. Their scope extended to identifying gaps in systems and processes required for future reporting. The outcomes will guide the development of a structured approach to Scope 3 emissions measurement. The pie chart indicates how dominant electricity use continues to be in our overall emission profile. During the financial year, an external independent expert performed an assessment of our GHG emissions for the 2025 calendar year. The assessment was conducted on those GHG emissions that result from diesel use by on-site vehicles or stationary industrial equipment and natural gas consumed through two Sasol pipelines to the Ergo plant. The assessment was conducted in accordance with the following: • The National GHG Emission Reporting Regulations (the regulations) • The Methodological Guidelines for Quantification of GHG Emissions (Methodological Guidelines) The Scope 1 GHG emissions for the 2025 calendar year were determined to be 7 803tCO2e (2024: 7 189tCO2e) which attracted a carbon tax of R544 476 (2024: R390 640). FWGR is currently below the applicable emissions threshold and thus does not pay carbon tax. Following the commissioning of the new elution circuit and smelt house at DP2 on 14 July 2026, FWGR will continue to monitor and assess its emissions performance during FY2027 to determine whether the operation remains below the relevant carbon tax threshold. This assessment will include ongoing emissions tracking, verification of production-related emission sources, and evaluation of any changes in operational throughput that may affect the operation's carbon tax liability. Based on these assessments, FWGR will determine whether it remains below the threshold or whether additional carbon tax obligations may arise in future reporting periods. Our carbon footprint has been reduced by the solar PV plant, which supports our commitment to climate change mitigation and sustainable operations through the increased use of renewable energy. We will continue to assess and report on the positive environmental impact and emissions reductions achieved. Refer to page 53 for the Climate change and renewable energy section for more information. Emissions by scope (%) 4 96 * Scope 1 Scope 2 Scope 3 96 3 1 0 Electricity Gas Diesel Petrol * Less than 1% DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 77 Environmental review continued CO2e by power source (%) 2026 2026 Energy consumption and emissions 2026 Ergo FWGR Total Total load requirement MWh 288 280 61 980 350 260 Solar energy produced MWh 146 873 — 146 873 Electricity consumption after wheeling and off-setting MWh 156 563 LA 59 794 LA 216 357 LA Diesel consumption litres 723 830 LA 74 716 LA 798 546 LA Natural gas consumption1 GJ 146 945 LA — LA 146 945 LA Electricity consumption after wheeling and off-setting per tonne kWh per tonne 8.25 9.81 8.63 Total energy intensity2 (GJ/tonne milled) 1.06 0.36 0.89 CO2e emissions 3 Scope 1 tonnes CO2e 9 625 LA 221 LA 9 846 LA Scope 2 tonnes CO2e 169 088 LA 64 578 LA 233 666 LA Scope 35 tonnes CO2e 59 22 81 Total tonnes CO2e 178 772 LA 64 821 LA 243 593 LA Total CO2e per gold kilogram6 tonnes CO2e/kg gold 50.9 48.8 50.3 LA Limited assurance 2025 Ergo FWGR Total Total load requirement MWh 279 083 58 094 337 177 Solar energy produced MWh 108 760 — 108 760 Electricity consumption after wheeling and off-setting MWh 182 322 LA 58 094 LA 240 416 LA Diesel consumption litres 905 937 LA 68 573 LA 974 510 LA Natural gas consumption1 GJ 142 500 LA — LA 142 500 LA Electricity consumption after wheeling and off-setting per tonne kWh per tonne 9.36 9.48 9.39 Total energy intensity2 (GJ/tonne milled) 1.28 0.33 1.05 CO2e emissions 3 Scope 1 tonnes CO2e 9 862 LA 200 LA 10 062 LA Scope 24 tonnes CO2e 189 615 LA 60 418 LA 250 033 LA Scope 35 tonnes CO2e 64 7 71 Total tonnes CO2e 199 541 LA 60 625 LA 260 166 LA Total CO2e per gold kilogram6 tonnes CO2e/kg gold 57.5 44.7 53.9 Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as not deemed to be significant. 1 FWGR reported no natural gas consumption during the reporting period, as elution activities were undertaken at Sibanye-Stillwater's Driefontein 1 Plant or Ergo Knights Plant. 2 Total energy intensity per tonne milled is based on electricity, solar, diesel and natural gas consumption reported. 3 The Greenhouse Gas (GHG) Protocol – a partnership between the World Resources Institute and the World Business Council for Sustainable Development to tackle climate change – distinguishes emissions in terms of direct (Scope 1: from owned or controlled sources) and indirect (Scope 2: consumption of purchased electricity, heat or steam) and other emissions (Scope 3: other emissions, including extraction and production of purchased materials and fuels, transport-related activities in vehicles not owned or controlled, electricity-related activities not covered in Scope 2, such as transmission and distribution losses, outsourced activities and waste disposal, among others). The global warming potential of the GHG emissions is expressed as carbon dioxide equivalent (CO2e). 4 FY2025 Scope 2 emissions restated to reflect the net electricity consumption after taking into account wheeling and offsets associated with solar plant and BESS. 5 Scope 3 emissions are limited to employee travel and subject to change following completion of the scoping exercise. 6 CO2e per unit of physical output based on gold production for FY2026 for Ergo, FWGR and Group of 3 511kg, 1 328kg and 4 839kg respectively. For FY2025 for Ergo, FWGR and Group of 3 473kg, 1 357kg and 4 830kg respectively. LA Limited assurance.` DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 78 Environmental review continued Primary reagents (tonnes) 2026 2025 Ergo FWGR Total Ergo FWGR Total Cyanide consumption* 5 909 LA 1 662 LA 7 571 LA 5 250 LA 1 510 LA 6 760 LA Steel balls 2 053 1 590 3 643 2 113 1 587 3 700 Hydrochloric acid 1 4 433 — 4 433 3 845 — 3 845 Caustic soda 1 924 — 1 924 1 749 8 1 757 Lime 42 289 4 571 46 860 39 639 3 903 43 542 Carbon 1 203 266 1 469 1 278 281 1 559 * Cyanide use is regulated in terms of Section 9 of the Mine Health and Safety Act, 1996 (Act No 29 of 1996), and DRDGOLD conducts regular internal and external compliance audits. 1 FWGR does not use hydrochloric acid in its operations. LA Limited assurance OUTLOOK DRDGOLD remains focused on creating sustainable value through the rehabilitation and reprocessing of historical mine waste, while continuing to deliver positive environmental outcomes. Key priorities for the year ahead include optimising the benefits of the fully commissioned solar plant and battery energy storage system, leveraging the renewable energy supplied through the NOA agreement, maintaining strong environmental compliance and ESG performance, and advancing biodiversity conservation initiatives and water reverse osmosis technologies. The Group will also continue to strengthen its water stewardship practices by maximising the use of recycled and treated water sources. As operations expand, DRDGOLD will pursue further opportunities to reduce its carbon footprint and electricity costs through renewable energy optimisation, and the evaluation of additional low-carbon energy solutions. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 79 Environmental review continued Our focus on data security, cybersecurity and generative AI centres on helping the business meet its delivery targets and strengthen decision making. FY2026 was an important step in our digital journey, marked by faster delivery, stronger resilience and closer alignment to business outcomes. In a landscape shaped by commodity volatility, regulatory shifts and sustainability pressures, digital transformation remains a key enabler of performance and value creation. During the year, we prioritised targeted platforms, tools and capabilities that simplify operations, accelerate execution and give leaders better insight for informed decisions. Key work included a centralised data platform, stronger cyber resilience through strategic partnerships and advanced detection and response, and the expansion of automation and AI across critical operational areas. We are investing in a digitally enabled culture, upskilling talent and optimising systems to improve reliability, scalability and user experience. Whether supporting compliance, uptime or secure hybrid work, the IT function acted as a trusted partner to operations, finance and strategic leadership. FY2026 was a year of momentum and focused execution, reinforcing our conviction that technology is a critical enabler of efficiency, agility and resilience for DRDGOLD. Focus areas included: Cybersecurity maturity and resilience In partnership with CyriskCo Advisory, we deepened our cybersecurity governance, aligning with the NIST Cybersecurity Framework, CIS Controls and King IV. We extended coverage to solar infrastructure and third-party vendors, and deployed Network Detection and Response (NDR) to improve real-time threat detection. Business system optimisation We stabilised and enhanced Sage 300 People, ESS and Syspro to improve reliability, performance and user experience. AI and automation As we began our AI journey, we piloted AI tool capabilities for selected business initiatives. These early pilots are already showing value through improved uptime, operational efficiency and resource optimisation. Remote operations and connectivity Secure, high-availability infrastructure and network redundancy enabled resilient connectivity across operations, supporting uninterrupted productivity in hybrid and remote settings. Email and data security DRDGOLD strengthened email security through advanced threat filtering, attachment scanning and user awareness initiatives to reduce phishing and malware risk. The Company also implemented Data Loss Prevention (DLP) controls to safeguard sensitive information, prevent unauthorised data exfiltration and support compliance across key data channels. Together, these enhancements improved cyber resilience, reduced risk exposure across email, data and network layers, and reinforced our compliance posture. Digital culture and upskilling We continue to invest in digital literacy and agile delivery, embedding continuous learning, innovation and accountability at every level. This remains an ongoing journey focused on upskilling, knowledge sharing and adapting to emerging technologies. These achievements rest on strong collaboration between IT, the business and strategic partners. Our digital strategy continues to evolve as a key enabler of DRDGOLD's purpose, supporting sustainability, driving efficiency, ensuring compliance and strengthening responsiveness in a dynamic global landscape. IT governance At DRDGOLD, IT governance and compliance are foundational pillars in ensuring the responsible and effective use of technology across our operations. Our IT governance framework aligns with industry best practices and regulatory requirements, emphasising transparency, accountability and strategic alignment with business objectives. This framework is designed to ensure that our technology investments deliver value while managing risks associated with IT operations, cybersecurity and data privacy. Key components of our IT governance include: • Strategic alignment: ensuring that our IT initiatives support the broader business strategy, focusing on operational efficiency, innovation and sustainability. • Risk management: identifying and mitigating risks related to IT, including cybersecurity threats and data breaches, while ensuring business continuity through robust disaster recovery plans. • Regulatory compliance: We are committed to adhering to all relevant data protection and privacy laws, including the Protection of Personal Information Act (POPIA) and Sarbanes-Oxley (SOX) to safeguard both corporate and stakeholder data. • Performance Management: Enhanced IT governance and assurance through our combined assurance programme and the continuous monitoring of key performance metrics, supporting effective risk management, service-level performance, operational efficiency and optimal resource utilisation. Our governance structure is underpinned by the King IV and SOX principles of corporate governance, ensuring that IT is leveraged as a strategic asset while complying with the highest standards of ethical conduct, risk management and accountability. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 80 The IT enabler

Total socio-economic development spend: R56.8m LA (2025: R55.4m LA) 72% 319 total discretionary spend with B-BBEE companies members of the community on learnerships Social licence to operate As directed by the Department of Mineral and Petroleum Resources (DMPR), DRDGOLD submitted five separate Social and Labour Plans (SLPs), one for each of Ergo's mining rights. Following the resubmission process in March 2026, all five SLPs received regulatory approval, representing a significant compliance and strategic achievement for the Group. The approvals strengthen regulatory compliance, reduce operational risk, and enable the implementation of commitments made to employees, host communities and other stakeholders. They also reinforce Ergo's social licence to operate and support the long-term sustainability of the business. FWGR has developed a SLP for the 2026 to 2030 period to provide a structured framework for its socio-economic and stakeholder investment initiatives. The SLP aligns with FWGR's sustainability objectives of fostering shared value creation, stakeholder development and long-term operational resilience. Our procurement of goods and services continues to align with the national efforts to promote B-BBEE companies and meet the requirements of the Mining Charter. During FY2026, 72% of total discretionary spend was directed to accredited B-BBEE companies, maintaining the same level of performance as the prior year. This sustained performance reflects our continued commitment to advancing economic transformation and fostering inclusive growth within our supply chain. Significant capital expenditure associated with the ongoing capital expansion programmes at Ergo and FWGR continued to create opportunities for B-BBEE suppliers and contractors to participate meaningfully in our projects. In aligning with international best practice, DRDGOLD’s livelihoods and local economic development (LED) initiatives have run over multiple years and have delivered significant socio-economic impact in our mine communities. DRDGOLD continues to support the LED priorities focused on poverty alleviation, income creation and (productive) infrastructure development. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 81 Community engagement and social support Our total socio-economic development (SED) spend is broken down as follows: Project Outcome Area 2026 R 2025 R Vegetation rehabilitation Local youth employment Geluksdal 1 588 782 1 571 702 BBL programme Local economic development Tsakane, Soweto and Merafong 8 168 886 16 209 123 Metallurgical research at Wits university Metallurgical research Braamfontein, Johannesburg 1 500 000 1 500 000 Crown logistics Economic development Soweto, Ekurhuleni 109 679 291 647 Employee training Upskilling Gauteng 23 835 689 15 839 069 Employee home loans Home ownership Gauteng 1 083 386 972 258 Community training Local youth development Local communities 13 715 760 15 771 136 Donations CSI spend Gauteng 6 794 603 3 216 195 Total SED spend 56 796 785 LA 55 371 130 LA LA Limited assurance Educating our communities STEM- Science, Technology, Engineering and Mathematics Our maths, science and accounting teaching programs have been redesigned to provide combined support in STEM. The aim is to build an understanding of how these subjects are integrated and to build problem-solving capabilities in learners. We currently support 100 Grade 9 learners from schools in Ekurhuleni. The support takes the form of a Saturday school, where learners are transported to EBDA for lessons. Part of the offering also includes an annual exam preparation and like skills camp. Learners are also supported in their participation in various STEM related Olympiads. We want to ensure that learners continue with STEM subjects beyond Grade 9, educate learners about tertiary study options that become available when they progress with STEM subjects until Grade 12. Bursaries We are proud to support young people throughout their educational journey. DRDGOLD’s bursary programmes reflect this commitment by supporting a diverse range of fields of study. While these programmes help build a pipeline of suitable candidates for DRDGOLD, they also enable learners to pursue qualifications that realise their potential and contribute to both our organisation and South Africa’s economy. During FY2026 , R4.3 million was spent on bursaries (FY2025: R2.0 million). Learnerships In line with the national strategy to eliminate the shortage of skills, we provide artisan training for our youth and offer learnerships, which are structured learning programmes that lead to lifelong skills. During FY2026, 319 members from the community have completed their Mining Qualification Authority learnerships. Corporate social investment (CSI) In consultation with legitimate stakeholders, we have focused our CSI programme on initiatives that have proved to be of benefit to the communities surrounding our operations within the Johannesburg, Ekurhuleni and Merafong municipalities. Ideally, these initiatives will have a positive impact on the communities affected by the Group’s operations and will leave a lasting legacy. A total of R8.3 million (FY2025: R4.7 million) was spent on the CSI programme during the year. Wits School of Chemical and Metallurgical Engineering partnership DRDGOLD continues to invest in research and innovation through its long-standing partnership with the University of the Witwatersrand's School of Chemical and Metallurgical Engineering. Established in FY2017 with funding of R1.2 million per annum over five years and renewed in 2022 with an increased commitment of R1.5 million per annum for a further five years, the partnership supports research aimed at improving gold recoveries and enhancing the economic treatment of lower-grade material. These initiatives contribute to reserve growth and life-of-mine extension, while generating industry-wide benefits through the development and sharing of new knowledge and technologies. The partnership forms part of DRDGOLD's broader education, training and skills development initiatives, reflecting the Group's commitment to advancing technical expertise, innovation and sustainable value creation within the mining sector. Gauteng Education Department Grade 12 Exam Preparation Ergo has continued to support Grade 12 learners in the City of Johannesburg mining footprint. In partnership with the Gauteng Department of Education; Ergo supported 300 learners in eight subjects. This program is termed ‘the final push’ in the department’s effort to get learners exam ready. DRDGOLD supported some of the top performers from these schools with full bursaries in the studies of their choice. It is important that learners are encouraged to stay steadfast in their studies and that these efforts will be recognised. Education and training spend 2026 R 2025 R Maths, science and accountancy 1 683 344 2 147 925 Learnerships 7 734 476 11 573 796 Bursaries 4 297 940 2 049 415 Total 13 715 760 15 771 136 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 82 Community engagement and social support continued Community engagement and social support at a glance Our social investment approach empowers host communities through practical interventions that build household resilience, improve food security and stimulate local economic participation. Through our Ergo and FWGR operations, DRDGOLD delivers livelihood and enterprise development programmes that equip community members with practical skills they can turn into sustainable income. The focus is on helping people build lasting livelihood systems, rather than creating short-term standalone projects. 31 Over 1,460 community learning and training groups supported across both operations in 2026 participants reached through supported livelihood, skills development and enterprise programmes in 2026. 80 seasonal regenerative agriculture farmers supported across five FWGR communities during the 2026 farming season. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 83 Community engagement and social support continued A practical model for shared value The livelihoods and enterprise development programme is designed around access, continuity and practical application. Participants start with the land, household resources, skills and informal economic activities already available to them. New participants can begin immediately, while returning participants deepen production, strengthen market readiness and improve resilience over successive seasons. By strengthening local food systems, income-generating activity and practical skills, the programme supports local economic development while building constructive relationships with host communities. • Open access and inclusion: training is open to interested community members, including unemployed people, women and youth, with content designed for immediate application. • Climate-smart production: farmers learn regenerative practices, diversified crop planning, cover cropping, composting and water-wise techniques. • Enterprise development: participants strengthen business skills, opportunity planning, market timing, collective action and informal-to-formal market readiness. • Infrastructure for resilience: where qualifying criteria are met, tunnels, rainwater harvesting tanks and guttering help growers improve consistency and production capacity. Ergo: building growers, entrepreneurs and partnerships Ergo's social investment programme supported existing growers while extending training to community groups located alongside Ekurhuleni Metropolitan Municipality infrastructure and in City of Johannesburg expansion areas. In the first half of 2026, 19 groups participated in training, reaching more than 470 participants. In communities with limited space for agriculture, the programme placed greater emphasis on foundational mindset, entrepreneurial skills and opportunity planning. In agricultural groups, training continued to build seasonal planning, seedling production, climate resilience, market timing and the capacity to produce at quality and volume. Infrastructure that strengthens resilience Infrastructure support is allocated to qualifying farmers and households to strengthen production capacity, protect crops and improve the reliability of water supply. Agricultural tunnels, rainwater harvesting tanks and guttering help beneficiaries move from occasional production to more consistent, planned growing cycles that better support household needs and market opportunities, reducing losses and working towards volumes that can serve informal and formal markets. Outlook: from participation to sustainable local enterprise Our social investment programmes are strengthening a pathway from participation to production, from production to income generation, and from individual effort to more sustainable local enterprise. The next phase will deepen support for growers and emerging entrepreneurs who have shown commitment, while keeping an inclusive entry point for new community members who wish to learn and participate. Far West Gold Recoveries: expanding regenerative livelihoods FWGR's programmes continued to expand across Rand West and Merafong, with growing recognition of the value of practical livelihood and enterprise development. During the first half of 2026, 12 new learning groups were established in Rand West, reaching more than 989 participants. These included foundational mindset and entrepreneurial activities for unemployed participants, as well as follow-on home- based agriculture and business skills training in communities where earlier training had been well received. The seasonal regenerative agriculture programme is also gaining momentum. Participation in the 2026 summer season rose to 80 farmers across five areas, while more than 30 farmers progressed to buying winter cover crop seed in 2026. Crop diversification remains central to the model, with cowpea, sorghum, okra and amaranth among the crops grown. Case study: GBVF and Recovery Programme, Kokosi (FWGR) The GBVF and Recovery Programme in Kokosi formed part of DRDGOLD's broader Social Renewal initiative, supported by FWGR, to strengthen community responses to gender-based violence, substance abuse and related social challenges. The programme was delivered in two linked phases. The first equipped faith leaders with the knowledge, confidence and practical tools to raise awareness, challenge harmful social norms, support survivors and promote prevention within their congregations and communities. The second established Learning and Accountability Groups, bringing together faith leaders, government departments, local institutions and community actors to improve referral pathways, strengthen coordination and promote shared accountability. The programme drove meaningful change at both leadership and community level. Faith leaders integrated GBVF messaging into sermons, youth programmes and community engagements, and many implemented Community Action Plans, supported survivors and referred cases to relevant service providers. At institutional level, the Learning and Accountability Groups helped stakeholders move away from working in isolation, encouraging information-sharing, mandate clarification and collaborative problem solving. Key lessons highlighted the importance of trust, survivor-centred responses, leadership ownership and multi-sector collaboration. The programme leaves Kokosi with a stronger network of community leaders and institutions, improved awareness and a growing culture of collective accountability. Continued investment in coordination, psychosocial support, economic empowerment and youth-focused interventions will be important to sustain and deepen this progress. Real-life stories from Kokosi In the heart of Kokosi, three remarkable women stepped into some of the toughest corners of their community with one mission: to break the silence around GBVF and substance abuse. With nothing but their conviction and a deep love for their community, they walked into taverns and drinking spots, places where courage is often tested. Many patrons were rude, dismissive or resistant, but the women did not turn around. They persevered, holding to their belief that every person reached is a life potentially saved. They did not stop there. Moving from street to street and house to house, they spoke to families, raised awareness and reminded the community that GBVF is not a private matter but everyone's responsibility. Their work is now entering a new phase. Recognising the role that alcohol-serving establishments play in both preventing and escalating violence, they are planning a workshop with tavern owners to equip them with knowledge, accountability and tools to foster safer environments. In their bravery we are reminded of something important: change begins when ordinary people choose to act, even when the spaces are uncomfortable. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 84 Community engagement and social support continued

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Governance

At DRDGOLD, we believe that integrity and good conduct are the foundation of our business, and we are fully committed to conducting business ethically and legally throughout our surface retreatment organisation.

GOVERNANCE

86 Value-creating governance summary
88 Directors and management
93 Corporate governance report
99 Remuneration report

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Value-creating governance summary

The Board is committed to maintaining the highest standards of corporate governance, ethics and integrity, recognising these as fundamental to sustainable value creation. Our governance framework promotes ethical and effective leadership and supports the achievement of an ethical culture, sustainable performance, effective control and legitimacy.

The Board consistently demonstrates integrity, competence and ethical leadership, working in tandem with management to ensure alignment with strategic objectives, foster sustainable value creation and supporting the achievement of our strategic objectives.

1 Ethical culture
Our shared values, beliefs and practices within the organisation promote ethical behaviour and decision making.

3 Good performance and value creation
Organisational performance that creates value in a sustainable manner

2 Conformance & prudent control
Adherence to the spirit and intent of laws, policies, codes and standards, with an establishment of internal controls and accountability mechanisms

4 Legitimacy
Our social licence to operate through transparently demonstrating responsible corporate citizenship

The Board's governance oversight is driven by its commitment to its responsibilities and governance objectives through the application of the principles and practices of King IV Report on Corporate Governance South Africa, 2016 (King IV). King V Code on Corporate Governance South Africa, 2025 (King V) was published during the financial year under review. The Company continued to apply and report against the principles and recommended practices of King IV for the current reporting period and will implement King V with effect from the new financial year.

Our application of King Report principles is embedded throughout our governance framework, allowing us to achieve the good governance principles of ethical culture, good performance, effective control and legitimacy. Disclosure on the application thereof can be found on the Company's website: www.drdgold.com/about-us/governance.

Board's key focus areas

At the 2026 Board strategic session, the Board reaffirmed the Group's current strategy for continued focus on investment in tailings storage, reclamation, throughput and considered opportunities beyond Vision 2028. The key focus areas of the Board in 2026 included:

1. Managing Board and executive succession

Through the Nominations Committee, the Board proactively manages succession to ensure continuity. The Nominations Committee oversees the composition of the Board, monitoring the balance between executive, non-executive and independent directors, as well as the diversity, skills, experience and tenure of board members.

- Board changes - The focus on Board succession continued in 2026, considering the retirement of Board members over the next years, Mr Johan Holtzhausen will step down at the conclusion of the AGM in November 2026 and Mr Edmund Jeneker in November 2027. In August 2026 Mr Mark Hoffman was appointed to enhance skills and experience in the areas of finance, accounting, auditing, sustainability and climate change.
- Executive leadership changes – Mr Riaan Davel resigned as the Chief Financial Officer and Executive Director on 31 January 2026 and he was succeeded by Ms Henriette Hooijer.
- Committee changes - In August 2026, Mr Andrew Brady was appointed to serve on the Remuneration Committee and Social and Ethics Committee and Mr Mark Hoffman was appointed to serve on the Audit Committee, Remuneration Committee and Social and Ethics Committee. Ms Charmel Flemming was appointed as Audit Chair to succeed Mr Johan Holtzhausen following his retirement from the Board at the conclusion of the 2026 Annual General Meeting (AGM).

2. Overseeing strategy execution

The Board maintained active oversight of the execution of Vision 2028, with particular focus on the planned expansion of the Group's primary operations, Ergo and FWGR for the short and medium term. The Board monitored progress against approved strategic priorities, reviewed key milestones and considered management's reporting on delivery against the five pillars of the Vision 2028 capital projects. This included oversight of the allocation and prioritisation of capital to ensure that investment decisions remained aligned with the Group's long-term strategy, operational capacity, financial position and value-creation objectives.

3. Overseeing risks

During the reporting period, the Board continued to exercise oversight over the organisation's governance structures, risk management framework and reporting processes to ensure that these remained appropriate and responsive to the evolving risk environment.

Particular focus was placed on the organisation's exposure to emerging and interconnected risks, including geopolitical developments, environmental and climate-related impacts, cybersecurity, social and political instability, regulatory change and broader economic uncertainty. The Board considered the extent to which these risks could affect the organisation's strategy, operations, reputation, compliance obligations and stakeholder confidence.

Board composition

DRDGOLD has a unitary Board of Directors which is guided by the Board Charter and that is reviewed annually. Our multi-skilled Board comprises ten directors (including Mark Hoffman who was appointed in August 2026), six of whom are independent non-executive directors; two non-executive directors and two are executive directors. An independent non-executive director has been appointed as lead independent director to provide support and guidance to the Board chair and to serve as an additional channel for independent oversight. To read more about our directors, see page 88.


STRATEGY
> Steers the Group's strategy and direction
OVERSIGHT
> Oversees and monitors implementation and execution of strategy by management
ACCOUNTABILITY
> Ensures accountability for organisational performance
> Ensures transparency through reporting and disclosures

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Value-creating governance summary continued

The roles of the Board Chairman, Lead Independent Director and Chief Executive Officer are clearly defined in the Board charter, demonstrating a clear balance of power and authority at Board level. The CEO supported by the Group executive management team, is responsible for leading and implementing the Company strategy in line with the delegation framework of authority.

Board characteristics

The Board recognises that diversity is a key driver of effective governance. The diversity of the Board in terms of background, experience, skills, race, gender and age promotes inclusivity and contributes to robust and balanced decision making by bringing a broad range of perspectives to Board and committee discussions. This strengthens the Board's ability to fulfil its oversight responsibilities and supports sustainable value creation for stakeholders. The Board has a policy to promote diversity which is available on our our website: www.drdgold.com/about-us/governance.

In nominating and appointing directors, the Board applies the principles of its diversity policy by considering the appropriate balance of skills, experience, gender, race, age, independence and other attributes required to support the Company's strategic objectives and governance needs. The Nominations Committee takes these diversity considerations into account when identifying and recommending suitably qualified candidates, with appointments ultimately being made on merit while seeking to enhance the overall diversity, effectiveness and composition of the Board.

Average age:
57 years

Younger than 60 years of age:
70%




Board independence
2026
2
2
6
Non-executive (Independent)
Executive (non-independent)
Non-executive (non-independent)


Gender diversity (%)
2026
60
40
2025
67
33
0
25
50
75
100
Male
Female


Racial diversity (%)
2026
40
60
2025
44
56
0
25
50
75
100
Black
White

Board tenure and rotation

While there is no tenure limit or prescribed retirement age for directors, there is a roster of three-yearly director rotation and re-election. The directors due for rotation at the forthcoming AGM are Johan Holtzhausen, Thoko Mnyango and Niel Pretorius. Mark Hoffman will stand for election as an independent director. Johan Holtzhausen would be retiring at the conclusion of 2026 AGM and therefore would not be eligible for re-election.


Board tenure (years)
1
2
3
4
2026
Less than 1 year
1-5 years
5-10 years
More than 10 years

Average period of tenure:
8 years

For more detail on our corporate governance, see the section Corporate governance, from page 93.

DRDGOLD Annual Integrated Report 2026
88
INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Directors and management

Executive Directors



Niël Pretorius (59)
BProc, LLB, LLM

Chief Executive Officer
- Member: Risk Committee

Niël Pretorius has more than 27 years of experience in the mining industry. He was appointed Chief Executive Officer of DRDGOLD on 1 January 2009, having served as CEO Designate since 21 August 2008.

Since joining DRDGOLD in May 2003 as Legal Advisor, Niël has held several senior leadership positions within the Group. He was promoted to Group Legal Counsel in September 2004, General Manager: Corporate Services in April 2005, and Chief Executive Officer of Ergo Mining Operations (formerly DRDGOLD SA) in July 2006. In April 2008, he was appointed Managing Director of Ergo Mining Operations.

Under his leadership, DRDGOLD has strengthened its position as a leading surface gold retreatment company, focusing on operational excellence, responsible mining practices and sustainable value creation for stakeholders. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council, contributing to the advancement and sustainability of the mining industry both locally and globally.



Henriette Hooijer (46)
BCom (Hons), CA(SA)

Chief Financial Officer
- Member: Social and Ethics Committee

Henriette Hooijer was appointed as the Chief Financial Officer Designate and Executive Director on 1 July 2025 and assumed the role of Chief Financial Officer on 1 February 2026, succeeding Riaan Davel. She joined DRDGOLD in May 2016 as Group Financial SOX and Compliance Manager and was appointed Financial Director of Far West Gold Recoveries Proprietary Limited (FWGR) in August 2018. In March 2024, she was appointed General Manager: Group Finance.

Prior to joining DRDGOLD, Henriette spent 11 years with KPMG, where she led and participated in audits of listed companies, including mining companies and SEC registrants. With more than 20 years of experience in the mining industry, she brings extensive expertise in financial management, reporting, governance, assurance and regulatory compliance. Henriette has played a key role in strengthening the group's financial leadership and supporting the implementation of DRDGOLD's Vision 2028 growth strategy.

Non-executive Directors Timothy Cumming (69) Edmund Jeneker (64) Thoko Mnyango (61) Johan Holtzhausen (80) BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics) Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA Dip Juris, BJuris BSc (Geology and Chemistry), BCompt (Hons), CA(SA) Non-executive Chairman Lead Independent Non-executive Director Independent Non-executive Director Independent Non-executive Director • Chairman: Board • Chairman: Nominations Committee • Member: Risk Committee and Remuneration Committee • Chairman: Remuneration Committee and Social and Ethics Committee • Member: Nominations Committee • Member: Social and Ethics Committee; Nominations Committee and Risk Committee. • Chairman: Audit Committee • Member: Remuneration Committee and Nominations Committee Timothy (Tim) Cumming joined the DRDGOLD Board on 1 August 2020 and was appointed non-executive Chairman and Chairman of the Nominations Committee on 1 December 2021. He is an independent non- executive director of Nedgroup Investments Limited and Riscura Holdings Limited and previously served on the boards of Sibanye Stillwater Limited and Sasol Limited. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African based company providing leadership development and advisory services to senior business executives. His career started at Anglo American Corporation of South Africa as an engineer, where he was also involved in the geotechnical design of the Ergo tailings facility. Thereafter he held senior leadership roles at Allan Gray, HSBC Securities (SA) and Old Mutual. Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust. Edmund Jeneker was appointed as a non-executive director in November 2007 and lead independent non- executive director in August 2017. He has more than 32 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves as Chairman of IZI Africa Group, member of the Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Badisa NPC Investment Committee and serves on the Board of The Cape Philharmonic Orchestra. He is a Fellow Member of the Institute of Directors SA, a Certified ESG and Climate Change Competent Director and Chartered Director (SA). Thoko Mnyango was appointed as an independent non- executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Proprietary Limited and Vitom Brands Communication Proprietary Limited, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based Non-Governmental Organization which focused on community development. Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years’ experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States. As announced on the Stock Exchange News Service on 24 October 2025, Johan will be stepping down from the board of directors of DRDGOLD with effect from the conclusion of the 2026 AGM. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 89 Directors and management continued Non-executive Directors continued Andrew Brady (51) Prudence Lebina (45) Charmel Flemming (43) Mark Hoffman (57) BCom, Post Graduate Diploma in Business Administration BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA(SA) BAcc (Hons), CA(SA) B Com, B Acc, CA(SA) Non-executive Director Independent Non-executive Director Independent Non-executive Director Independent Non-executive Director • Member: Remuneration Committee, Risk Committee and Social and Ethics Committee • Chairperson: Risk Committee • Member: Audit Committee, Nominations Committee and Remuneration Committee • Member: Audit Committee; Risk Committee and Social and Ethics Committee • Member: Audit Committee; Remuneration Committee and Social and Ethics Committee Andrew Brady was appointed an independent non- executive director on 1 December 2024 and became a non-executive director on 19 August 2025. He has more than 25 years’ experience in resource-sector corporate finance and business development. Andrew is an executive director of Clean World Capital. He was previously Senior Vice President: Business Development at Sibanye Stillwater and a founding shareholder and Managing Director of Qinisele Resources. Qinisele Resources, an independent boutique resources advisory business played a leading role in the restructuring and consolidation of South Africa’s gold and platinum group metals industries. He has advised international and South African mining companies on investment and expansion strategies and has an extensive resources and banking network. As announced on SENS on 13 August 2026, Andrew was appointed to the Remuneration Committee and the Social and Ethics Committee with effect from 1 September 2026. Prudence Lebina was appointed as an independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors. Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Telkom SA SOC Limited. Charmel Flemming was appointed as an independent non-executive director on 1 August 2020. Ms Flemming is the Founder and CEO of FTwelve, a boutique cloud- based accounting firm. She currently serves as a non- executive director of ATKV MSW and previously served as a non-executive director of Acorn Agri & Food Limited and MixTelematics Limited. Earlier in her career, she was employed by KPMG and De Beers, where she also served as a trustee on the boards of the De Beers Benefit Society Medical Aid and the De Beers Pension Fund. Charmel is a Chartered Accountant and an advocate for diversity in the financial industry and inclusivity in the boardroom. As announced on SENS on 1 September 2026, Charmel was appointed as Chair of the Audit Committee, replacing Johan, with effect from the conclusion of the 2026 AGM. Mark Hoffman was appointed as an independent non- executive director on 1 August 2026. He is a Chartered Accountant and has worked in the professional services space for over 35 years. Mark previously served as a partner at Deloitte and KPMG in advisory and audit across multiple sectors in financial, sustainability, investor and integrated reporting. Mark is currently an independent consultant with extensive experience in dealing with corporate reporting, strategy, risk and opportunity, business performance management, internal controls, governance and integrated thinking solutions. As announced on SENS on 13 August 2026, Mark was appointed to the Audit Committee, Remuneration Committee and Social and Ethics Committee with effect from 1 September 2026. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 90 Directors and management continued Management Thulo Mogotsi Moletsane (58) Jaco Schoeman (52) Henry Gouws (57) Refiloe Vengeni (37) BA, LLB National Diploma (Analytical Chemistry), BTech (Analytical Chemistry) National Higher Diploma (Extraction Metallurgy), MDP, EDP Admitted Attorney of the High Court of South Africa, LLB, BCom Chairman and Non-executive Director: Ergo Mining Operations Proprietary Limited Chief Operating Officer Head of Operations Legal Counsel Thulo Mogotsi- Moletsane is the Chairman and Non- Executive Director of Ergo Mining Operations Pty Ltd having been appointed in August 2010. Thulo is a Director of Thureskho (Pty) Ltd as well as Thumadui Projects ( Pty) Ltd. Thulo completed the Executive Program in Mining and Minerals (EPP) offered by the MQA in 2004. Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development, with responsibility for expanding the Group's surface retreatment business and maximising value from its existing resources. He was appointed as an Executive Director of Ergo Mining Operations Proprietary Limited in July 2014 and subsequently assumed the role of Chief Operating Officer of the Group. Jaco brings extensive operational and business development experience, having played a key role in advancing DRDGOLD's surface retreatment strategy and supporting the sustainable growth of the Group's operations. Henry Gouws has more than 37 years of experience in the mining industry, having held various managerial positions at Crown and Ergo. He obtained a National Diploma in Extraction Metallurgy from Technikon Witwatersrand in 1990, followed by a National Higher Diploma in Extraction Metallurgy in 1991. He further completed a Management Development Programme through the UNISA School of Business Leadership in 2003 and an Executive Development Programme through the University of Stellenbosch Business School in 2012. Henry was appointed Head of Operations for DRDGOLD on 1 January 2024, with responsibility for overseeing the Group's production performance. Henry serves as a director of Ergo Mining Proprietary Limited, Far West Gold Recoveries Proprietary Limited and other DRDGOLD subsidiaries and brings extensive operational, technical and leadership expertise to the Group. Refiloe Vengeni was appointed Legal Counsel of DRDGOLD in November 2022. She is an admitted attorney of the High Court of South Africa with 12 years of legal experience, including 10 years specialising in the mining sector. Prior to joining DRDGOLD, she practised law at various multidisciplinary law firms, with a specialisation on mining law and related legal advisory services. Refiloe brings extensive expertise in legal, mining regulatory and compliance matters, supporting the organisation in navigating the complex legal and compliance landscape of the mining industry. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 91 Directors and management continued Management continued Kevin Kruger (58) Kgomotso Mbanyele (45) Mpho Mashatola (36) BSc Eng, MDP, PMD, Government Certificate of Competency (Mines) ACG BAccSc, CA(SA) , ACMA, CGMA, Post Graduate Certificate in Mining Tax Head of Technical Services Company Secretary Senior Executive: Finance Kevin Kruger has 36 years of experience in the mining industry across Africa. He graduated from the University of the Witwatersrand with a Bachelor of Science in Mechanical Engineering in 1989 and obtained his Government Certificate of Competency (Mines) in 1993. He further completed a Management Development Programme (MDP) and a Programme for Management Development (PMD), strengthening his leadership and management capabilities. Kevin was appointed Head of Technical Services at DRDGOLD on 1 June 2024 and is responsible for the execution of the Group's major projects. Previously, he served as the Managing Director of Far West Gold Recoveries Proprietary Limited, Technical Director of Ergo Mining Operations Proprietary Limited and held several engineering management roles. He currently serves as a director of FWGR and brings extensive technical, operational and project execution expertise to the Group. Kgomotso Mbanyele was appointed Company Secretary of DRDGOLD on 25 October 2023. She has more than 17 years of company secretarial experience, including over 12 years in the mining industry. Prior to joining DRDGOLD, she served as Assistant Group Company Secretary of Sibanye Stillwater Limited. Kgomotso is a qualified Associate Company Secretary and a member of the Chartered Governance Institute of Southern Africa. She brings extensive expertise in corporate governance, board administration, regulatory compliance and supporting the Board and its committees in the effective discharge of their governance responsibilities. Mpho Mashatola joined DRDGOLD in 2018 and was appointed Senior Executive: Finance in August 2025. Her portfolio combines finance, investor relations and business development, with responsibility for corporate finance, treasury, taxation, technical accounting, Sarbanes-Oxley compliance, and financial and integrated reporting. Through this portfolio, she supports investor-facing reporting, capital allocation discipline, governance and strategic growth initiatives. Mpho serves as a Non-executive Director of Rand Refinery Proprietary Limited, is a member of its Audit and Risk Committee, and attends DRDGOLD's Executive Committee meetings as a standing invitee. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 92 Directors and management continued

The Board is supported by established governance processes designed to guide the delivery of the Group’s strategy and support sustainable value creation for all stakeholders. In line with our purpose, we remain focused on addressing the environmental legacy of mining while creating long-term value for our stakeholders. Ethical leadership The Board is responsible for providing ethical, responsible and effective leadership in guiding DRDGOLD and overseeing the Group’s long-term value creation. In discharging this responsibility, Board members exercise independent judgement and act with competence, diligence and due care. The Board assumes ultimate accountability for the Group’s ethical performance and holds management responsible for embedding and implementing the Code of Business Conduct and Ethics (the Code) across the organisation. There are mechanisms in place to ensure ethical conduct, regulatory compliance and the entrenchment of good governance principles across the Group. The Board is supported by five committees, each operating under clearly defined mandates and delegated decision- making authority, as well as by the Group Executive Committee, which is responsible for the operational management of the business. The Group Governance Framework is designed to enable effective oversight, clear delegation of authority and robust accountability across the Group. Board responsibilities The Board is responsible for providing ethical and effective leadership, setting the strategic direction of the Company and ensuring that the Group is governed in a manner that supports sustainable value creation. The Board discharges its duties in accordance with its Board charter, which is reviewed annually to ensure continued alignment with applicable legislation, the JSE Listings Requirements and the King Report. During the year, the Board and its committees reviewed their respective annual work plans to confirm that all responsibilities assigned in terms of their mandates were appropriately addressed. These committees assist the Board in fulfilling its oversight responsibilities while ensuring that accountability for decision making remains with the Board. The roles of the Chairman, Lead Independent Director and Chief Executive Officer are clearly defined in the Board charter, supporting an appropriate balance of power and authority at Board level. The approved framework of authority further sets out the matters reserved for the Board and those delegated to management, enabling clear decision making, effective oversight and appropriate accountability across the Group. The Board is satisfied that the delegation of authority to its committees and to management supports an effective governance structure through which authority and responsibilities are exercised. The Board remains ultimately accountable for the performance and affairs of the Company and is supported in this regard by its committees and senior management. See diagram on page 95. Board composition The Company has a unitary Board comprising ten directors: six independent non-executive directors, two non-executive directors and two executive directors. The Board is satisfied that its composition provides an appropriate balance of knowledge, skills, experience, independence and diversity to discharge its duties effectively and to exercise objective judgement in the best interests of the Company and its stakeholders. The Board has delegated ongoing oversight of Board composition, succession planning and director nominations to the Nominations Committee. The Committee considers the Board’s diversity policy, the rotation and re-election of non-executive directors, tenure, independence and the skills required to support the Company’s strategy. Although the Company has not prescribed a fixed tenure limit or retirement age for directors, the Board assesses director independence annually, taking into account tenure, conduct and the ability of each director to exercise unfettered and objective judgement. The Board recognises that diversity and inclusion at Board level promote diversity of thought, broaden perspectives and enhance the quality of deliberations and decision making. The Board has a policy to promote broader diversity, which is available on our website: www.drdgold.com/about-us/governance. The policy promotes a broader diversity across attributes including age, experience, nationality, culture, race, gender, independence, industry knowledge, skills and expertise. In applying the policy, the Board and Nominations Committee consider appointments on merit, while having due regard to the benefits of a balanced, diverse and inclusive Board that reflects the needs of the Company and its stakeholders. Directors are encouraged to express divergent and dissenting views, and the Board maintains a vigilant approach to corporate governance, risk oversight and ethical leadership in support of the Company’s long-term sustainability. The roles of the Chairman and executive management are clearly separated. The distribution of authority between the Chairman, the lead independent director, Board committees and management supports a balance of power and prevents any one individual from exercising unfettered decision- making authority. In addition to the Chairman, the Board has appointed a lead independent director who leads the Board in the absence of the Chairman, serves as a sounding board to the Chairman and, where required, acts as an intermediary between the Chairman and other members of the Board. The Board is satisfied that the composition of its committees, the allocation of responsibilities and the participative nature of Board deliberations support effective governance and clear accountability. The following changes were made to the composition of the Board and its committees in 2026: • Henriette Hooijer was appointed to the Board on 1 July 2025 and subsequently appointed Chief Financial Officer with effect from 1 February 2026, succeeding Riaan Davel following his resignation from the Board effective 31 January 2026. • Mark Hoffman was appointed as an independent non- executive director with effect from 1 August 2026. • On 13 August 2026, Andrew Brady was appointed to serve on the Remuneration Committee and Social and Ethics Committee and Mark Hoffman was appointed to serve on the Audit Committee, Remuneration Committee and Social and Ethics Committee effective 1 September 2026. • On 28 August 2026 Charmel Flemming was appointed as the Audit Committee Chair following the retirement of Johan Holtzhausen at the conclusion of the 2026 AGM. Succession planning is an essential component of corporate governance, involving regularly assessing Board composition for diversity and expertise. To bolster skills and experience in the areas of financial reporting, sustainability, innovation, accounting and auditing, the Board appointed Mark Hoffman. Board evaluation In accordance with the King Report and the Board charter, the Nominations Committee oversaw the annual assessment of the performance and effectiveness of the Board, its committees and key leadership roles during the year under review. The independent Board evaluation considered the collective performance of the Board, the effectiveness of Board committees, the leadership of the Chairman, the role of the lead independent director and the performance of the Chief Executive Officer against agreed performance measures and governance expectations. The 2026 external Board assessment confirmed that directors were satisfied with the overall effectiveness, functioning and governance processes of the Board. The review indicated that the Board continues to operate effectively, with appropriate procedures, reporting lines and governance practices in place to support informed decision making, compliance oversight and the fulfilment of its fiduciary responsibilities. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 93 Corporate governance report The Board expressed satisfaction with the leadership and performance of the Chairman, including the manner in which Board deliberations are facilitated and the Board’s governance agenda is managed. The Board was also satisfied with the performance of the Chief Executive Officer, having regard to the agreed performance measures and the execution of the Company’s strategic priorities. The Board is satisfied that it discharged its responsibilities in accordance with the Board charter during the reporting period. The Board further concluded that its committees operated effectively within their approved terms of reference and that the Audit Committee continued to provide independent oversight and guidance on the integrity of the Company’s reporting, internal controls and related assurance processes. No material concerns were identified through the evaluation process. Areas for continued focus will be addressed through the Board and committee work plans to ensure ongoing improvement in governance practices, effective control, ethical leadership and accountability to stakeholders. For more on Board characteristics, key Board focus areas in FY2026, see Value-creating governance – a summary, page 86. Code of Conduct The Code of Business Conduct and Ethics is underpinned by our values of unity, integrity, commitment and accountability. It sets out the fundamental principles that guide our daily business conduct and supports a culture of ethical decision- making across the organisation. The Code provides guidance on mitigating key risks, including bribery, corruption, fraud, insider trading, sanctions, export controls, recruitment practices, modern slavery, health and safety, data protection and anti-competitive behaviour. The Board and senior management have demonstrated their full commitment to the Code and recognise their responsibility to provide ethical leadership in the execution of their duties. The Company also encourages suppliers doing business with us to adopt the Code. Refresher ethics training is presented annually by an external consultant, and the Code forms part of the employee induction process. An anonymous tip-off hotline is available to facilitate the reporting of incidents of non-compliance with the Code. Employees, suppliers and other third parties may use the toll- free lines to report irregularities and misconduct without fear of victimisation. Allegations or information relating to unethical behaviour, fraud, theft or corruption are investigated and managed by the Asset Protection Department. Anonymous tip-offs and incident reports are reviewed by the Social and Ethics Committee and the Risk Committee. Posters are displayed in the workplace to remind employees of the importance of ethical behaviour, the availability of the hotline and the procedures to follow should they witness unethical conduct. During the past financial year, no tip-offs relating to possible unethical behaviour were received via the hotline. During FY2026, the Company did not receive any monetary fines or non-monetary sanctions for non-compliance and was not involved in any incidents of corruption. There were no significant regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, statutory obligations. The Code requires all Board members to declare, at the start of each quarterly meeting, any conflicts of interest relating to the agenda. In addition, in accordance with the King Report, the Companies Act, as amended, the JSE Listings Requirements and the NYSE Listed Company Manual, directors and prescribed officers are required to submit declarations of all material interests at least annually, or more frequently should their circumstances change. Board members’ conflicts of interest are minuted, and affected directors are recused from debating and voting on matters in respect of which they are conflicted. Senior and middle management complete declarations of interest biannually, or sooner if their circumstances change. Company Secretary The Company Secretary is not a member of the Board and all directors have access to the services of the Company Secretary. The Board assesses the Company Secretary annually and is satisfied with the competence, qualifications and experience of the Company Secretary. The Company Secretary maintains an arm’s-length relationship with the Board and has discharged her responsibilities effectively in the year under review. The Board assessed the Company Secretary as required in terms of the JSE Listings Requirements and confirms that the Company Secretary demonstrates the requisite level of knowledge, competence and experience to carry out her duties. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 94 Corporate governance report continued Governance structures and responsibilities Board Audit Committee Nominations Committee Remuneration Committee Risk Committee Social and Ethics Committee Responsible for providing ethical leadership and ensuring that principles of governance are observed to implement DRDGOLD's strategy Ensures that the Company has established appropriate financial reporting procedures and that those procedures are operating. Appoints independent, external auditor. Oversees regulatory and legislative reporting compliance Monitors and evaluates effectiveness and composition of the Board Ensures that the Company remunerates Directors and Executives fairly and responsibly and the disclosure of Directors and Executive remuneration is accurate, complete and transparent Ensures that Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified Ensures the Company conducts its business in an ethical, responsible and properly governed manner and to have oversight for reviewing and/or developing policies, governance structures and practices for sustainability Chairman: TJ Cumming Chairman: J Holtzhausen Chairman: TJ Cumming Chairman: EA Jeneker Chairperson: KP Lebina Chairman: EA Jeneker Members: Six independent non-executive directors, two non-executive directors and two executive directors Members: CD Flemming and KP Lebina Members: JA Holtzhausen, EA Jeneker, KP Lebina and TVBN Mnyango Members: TJ Cumming, JA Holtzhausen and KP Lebina Members: TJ Cumming, CD Flemming, TVBN Mnyango, RA Brady and DJ Pretorius Members: CD Flemming, H Hooijer and TVBN Mnyango Number of meetings held in 2026: 4 Number of meetings held in 2026: 4 Number of meetings held in 2026: 4 Number of meetings held in 2026: 4 Number of meetings held in 2026: 4 Number of meetings held in 2026: 4 Members attended all meetings in 2026. Mr Mark Hoffman was appointed to the Board on 1 August 2026 and would not have attended any Board or Committee meetings for the 2026 reporting period Members attended all meetings in 2026, with an exception for the October 2025 meeting where Mr J Holtzhausen tendered his apology Members attended all meetings in 2026 Members attended all meetings in 2026 Members attended all meetings in 2026 Members attended all meetings in 2026, with an exception for the May 2026 meeting where Ms H Hooijer tendered her apology DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 95 Corporate governance report continued Committee reports The Committees are appropriately constituted, and members are appointed by the Board. To ensure that all aspects of the Board's mandate are addressed, the committee chairs report to the Board after each committee meeting. Board members have access to all committee packs. The Audit Committee reviewed the Integrated Report and recommended it to the Board for approval, as it does with the Annual Financial Statements, King IV disclosures and other assurance reports. The committee satisfied itself that the external auditor and internal auditors are independent. The committee assessed the effectiveness of the CFO function and it was satisfied that the CFO has the appropriate expertise and experience to fulfil her role. The Social and Ethics Committee monitored the Company's activities regarding social and economic development, good corporate citizenship, the environment, occupational health and safety, labour and employment transformation, employee wellness and development. The Remuneration Committee supported the Board with the governance of remuneration throughout the Group to ensure fair and responsible remuneration practices. The committee provided oversight over the implementation of the Single Incentive Plan. The Nominations Committee considered the Company's strategy and future board strength needs by reviewing the independence of all directors, tenure and board composition. The committee conducted an internal board evaluation assessment of the independence of all directors, the Board Chair, Lead Independent Director and performance of the committees in the year under review. The committee considered the succession planning for the Board and Executive Directors. The Risk Committee provided oversight over the enterprise risk management framework, including the review and approval of significant strategies, policies, procedures, controls and systems established to identify, assess, monitor and report on operational and strategic risks facing the Company. The committees structure and attendance are set out in page 95. Investment Committee DISSOLUTION OF THE INVESTMENT COMMITTEE The Board dissolved the Investment Committee, with all investment-related matters now escalated directly to the Board under the delegation of authority. Audit Committee The Audit Committee plays a vital role in ensuring the integrity of the Company's financial controls, integrated reporting and the identification and management of financial risks. The committee comprises independent non-executive directors. Its members, collectively, have the requisite expertise, experience, and appropriate financial and related qualifications required to discharge their responsibilities. The committee met four times in FY2026, with meetings scheduled in line with the financial reporting cycle. The committee also met with the internal and external auditors during the year. No areas of concern were noted. The external auditor and internal auditor have unrestricted access to the Audit Committee. The committee fulfilled its mandate as per its terms of reference and work plan. Key deliverables FY2026 • Continually evaluate the general viability of the business and its status as a going concern. • Reviewed the internal audit plans to ascertain the extent to which the scope of audits could be relied upon to detect weaknesses in internal controls. • Satisfied itself that appropriate financial reporting procedures have been implemented and are operating effectively across all entities included in the consolidated and Company Annual Financial Statements, thereby enabling the Company to obtain the necessary financial information to prepare and report its financial statements accurately and on a timely basis. • Satisfied itself of the competence, qualifications and experience of the Chief Financial Officer, and that the finance function operated effectively. • Reviewed the IT Charter together with the IT Governance Framework. • Considered the findings and recommendations contained in the JSE proactive monitoring report relating to financial statement. • Assessed the external auditors and designated external audit partner's suitability for appointment in accordance with the JSE Listings Requirements. • Ensured that the reappointment of BDO South Africa, Inc. as the Company's independent external auditor was included as a resolution at the upcoming Annual General Meeting. • Pre-approved all audit and non-audit services provided by the external auditors. • Provide oversight over the Company's internal controls over financial reporting and review significant deficiencies and remediation plan. • Reviewed and recommended the Consolidated Financial Statements, Annual Integrated Report, Form 20F for Board approval. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 96 Corporate governance report continued

Remuneration Committee The Remuneration Committee ensures that the Company remunerates directors and executive management fairly and responsibly and that the disclosure of director and executive remuneration is accurate, complete and transparent. The committee evaluates performance in relation to reward. Its terms of reference provide the scope of responsibility, as delegated by the Board, to review and make decisions on the remuneration policy and its implementation. All members were elected by the Board and are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2026, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2026 • Evaluated the remuneration structure for Executive Directors and Group Exco members and ensured that they are fairly rewarded, in the context of overall employee remuneration and taking into account the Company’s performance and remuneration philosophy. • Considered and recommended to the Board the remuneration package for the Chief Financial Officer designate. • Conducted annual monitoring and review of the terms and conditions of Executive Directors’ service agreements. • Reviewed and assessed the effectiveness of the Company performance scorecard to ensure alignment between performance outcomes and remuneration decisions. • Approved incentive grants to the Executive Directors and other Group Exco members in accordance with the Company’s Single Incentive Policy. • Reviewed and monitored recent changes and proposals regarding the remuneration elements of the Companies Amendment Act. • Considered and approved the Remuneration Policy. Risk Committee The Risk Committee monitors risk management performance and ensures that the Company implements its risk management framework. The committee provides oversight of the Group's risk management framework, including a review of strategic risks, procedures, processes, controls and systems established to identify, assess, monitor and report on major risks faced by the Company. The committee comprises of majority of independent non-executive directors. All members of the committee are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2026, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2026 • Reviewed operational and strategic risks. • Reviewed Vision 2028 project risk assurance. • Conducted an annual review of Group risk tolerance and risk appetite statements. • Conducted annual review of enterprise risk management. • Provided oversight of insurance renewals. • Conducted annual review of IT risks, including business continuity, back-ups and offsite storage, and security of network and information. • Reviewed and monitored processes and procedures for risk identification, analysis and quantification. • Reviewed processes implemented to monitor the ongoing management of risks and ensured that continuous monitoring by management takes place. • Reviewed reports from internal audit on the effectiveness of the processes and procedures of risk management. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 97 Corporate governance report continued Nominations Committee The Nominations Committee ensures that the Board has the appropriate composition to execute its duties effectively. The committee guides formal, transparent and fair conduct in the nomination and election process for members of the Board. The committee reviews the Board composition to confirm independence, tenure, and skills to ensure that the Board's competence and balance are maintained and enhanced. All members are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2026, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2026 • Reviewed Board composition, skills, tenure, independence and future board strength needs. • Ensured that directors received regular briefings on changes to the appropriate risks and laws. • Oversaw development and implementation of continuing professional development programmes for directors. • Monitored progress against the feedback from the FY2026 Board and committee performance evaluations. • Ensured that succession plans for the Board, Executive Directors and senior management are developed and implemented. • Prior to the appointment of the director, the Nominations Committee conducted a fit and proper assessment which included independent verification of qualifications, background screening and other relevant due diligence investigations. Having considered the candidate's skills, experience, competence, integrity, reputation and independence, the Committee concluded that the candidate is suitably qualified to serve on the Board. The Board reviewed the assessment and is satisfied with its outcome. Social and Ethics Committee The Social and Ethics Committee ensures that the Company conducts its business in an ethical, responsible and properly governed manner and has oversight of the review and/or development of policies, governance structures and practices related to sustainability. The committee monitors the Company's activities regarding good corporate citizenship, the environment, health and safety, social and economic development, transformation, labour, diversity and inclusion and reports to shareholders at the Company’s AGM. The committee complies with all relevant legislation, regulations and governance codes and executes its duties in terms of the requirements of King IV, the Companies Act and related regulations. The Board is satisfied that the Chairman of the Social and Ethics Committee has sufficient expertise and experience to oversee sustainability-related issues, as he is certified as an ESG Competent Director and a Climate Change Competent Director. In addition, all members of the committee have the necessary skills and expertise required to discharge their responsibilities. The committee met four times in FY2026, with meetings scheduled in line with the Group's financial reporting cycle. Key deliverables FY2026 • Monitored activities relating to the 10 principles set out in the United Nations Global Compact Principles and the Organisation for Economic Co-operation and Development recommendations regarding corruption, the Employment Equity Act 55 of 1998 and the Broad-Based Black Economic Empowerment Act 53 of 2003. • Reviewed and monitored progress on the implementation of the Enterprise and Supplier Development programme. • Monitored the quarterly reports on environmental, safety and health and confirmed that no adverse compliance inspections by environmental regulators were issued. • Considered the quarterly human resources report, including employment equity, employee complement and movements, and training and development. • Reviewed the integrated and sustained stakeholder communication programme for identified and implemented projects. • Reviewed significant cases of employee conflicts of interest, misconduct or fraud, or any other unethical activity by employees of the Group. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 98 Corporate governance report continued Edmund Jeneker / Remuneration Committee Chairman Dear Shareholders I am pleased to present the Remuneration Report for FY2026 on behalf of the Remuneration Committee (the committee). The committee is mandated by the DRDGOLD Board to actively work towards enhancing remuneration governance and policies that support the strategic goals of the Company. The year under review is an important year in the execution of DRDGOLD’s Vision 2028 Strategy and the committee remained focused on aligning remuneration outcomes with the Company’s strategic goals, sustainability and long-term value creation. The committee also undertook an external Benchmark Study to ensure that executive and non-executive directors’ remuneration is market-relevant and competitive. The committee has also taken into account legal and regulatory changes during FY2026, in particular the implementation of sections 30A and 30B of the Companies Act, JSE Listing Requirements and Principle 11 of the King V Code on Corporate Governance 2025. Sections 30A and 30B of the Companies Act came into force on 22 May 2026 with immediate effect. These sections replace the non-binding advisory vote mechanism previously provided for under the JSE Listings Requirements with a binding ordinary resolution regime, in terms of which shareholders are now formally required to approve both the remuneration policy and the remuneration report. On the 25th of May 2026, the JSE confirmed that, for South African primary-listed issuers subject to the Companies Act, compliance with sections 30A and 30B amounts to compliance with the JSE listing requirements. King V becomes mandatory on an apply-and-explain basis for financial years beginning on or after 1 January 2026. As DRDGOLD's FY2026 ended on the 30th June 2026, King V will formally apply to the company from FY2027. In preparing this remuneration report, the committee has incorporated certain relevant principles of King V, in particular principle 11 and the related recommended practices, on a partial basis ahead of the mandatory effective date. This remuneration report is presented in compliance with section 30B of the Companies Act and comprises the following parts: • this background statement • the Remuneration Policy for Executive Directors, Prescribed Officers and other Senior Management (Part A) and • the implementation report disclosing remuneration outcomes for FY2026 (Part B) Company performance The Company achieved an exceptional operating and financial performance in FY2026, ending the year with strong overall financial results and exceeding its performance metrics against Vision 2028 Strategy targets set for the year under review. In particular, gold revenue, a positive return on equity, efficient management of all-in sustaining costs and production throughput and ESG dimensions has contributed to the favourable performance, also supported by the increase in the gold price. Executive management performance The Executive Directors, Prescribed Officers and Senior Management have performed very well with their focus on delivery towards their performance targets and the strategic objectives set out in the year under review. Voting Outcomes: At the last AGM on the 26 November 2025, the previous Remuneration Policy and implementation report were tabled for non-binding advisory votes in accordance with the JSE Listings Requirements and the non-executive Directors fees were tabled as a special resolution at the AGM. Shareholders voting results were as follows: • Endorsement of the Remuneration Policy: Votes in favour 97.67% • Endorsement of the Implementation Report: Votes in favour 97.72% • Approval of Non-executive Directors’ Remuneration: Votes in favour 99.11% As less than 25% of the votes exercised were cast against the Company's Remuneration Policy and implementation report, there was no need to invite dissenting shareholders for engagement on these matters. In accordance with section 30A of the Companies Act, the Remuneration Policy set out in Part A will be presented to the shareholders for approval by ordinary resolution at the AGM on 6 November 2026. Subject to shareholder approval, the Remuneration Policy will apply on a prospective basis for FY2027 to FY2029 subject to ongoing review by the committee. The implementation report in Part B is presented for approval by ordinary resolution in accordance with section 30B of the Companies Act. Committee meetings and changes The committee held four meetings during the financial year ended 30 June 2026 with attendance as follows: Committee members Meetings attended EA Jeneker (Chairman) 4/4 KP Lebina 4/4 JA Holtzhausen 4/4 TJ Cumming 4/4 The Board has approved the following appointments to the Remuneration Committee, with effect from 1 September 2026: • Mr Andrew Brady, a non-executive director of the Company. • Mr Mark Hoffman, an independent non-executive director. Remuneration consultants The committee engages independent consultants to assist in fulfilling its remuneration mandates. During FY2026, the committee engaged Deloitte and Remchannel to perform a benchmarking exercise on the remuneration for all non- executive directors, executive directors and senior management and to assist with best practice disclosures related to the Remuneration Policy. Furthermore, the committee appointed SAGE 300 People to support the preparation of the pay gap disclosures in line with the requirements of the Companies Act The Board and committee are satisfied that Deloitte, Remchannel and SAGE 300 People are independent and objective service providers. Acknowledgements I wish to acknowledge the specialist inputs by external independent assurance service providers on the Remuneration Benchmark Study and remuneration best practice recommendations. The feedback received from shareholders on elements of the Remuneration Policy and implementation thereof is welcomed and the committee endeavours to consider all feedback and engage with shareholders as and when relevant. Lastly, the committee through its mandate from the Board, are fully committed to upholding the principles of fair, equitable and transparent remuneration and remuneration governance. Edmund Jeneker / Remuneration Committee Chairman 30 September 2026 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 99 Remuneration report Part A – FY2026 to FY2029 Remuneration Policy This Remuneration Policy is presented for approval by shareholders by ordinary resolution in terms of section 30A of the Companies Act at the 6 November 2026 AGM. Subject to shareholder approval, this policy will apply on a prospective basis from FY2027 to FY2029, subject to ongoing review by the committee. Should the committee conclude that a material change to the policy is necessary before the end of that three-year cycle, shareholders will be asked to approve the amended Remuneration Policy afresh before it is implemented. Remuneration governance The Remuneration Committee consists of a majority of independent non- executive directors and oversees our Remuneration Policy and its implementation, while ensuring best practices of remuneration within the Group. The CEO, CFO and General Manager: Human Resources are standing invitees to the meetings. They have no vote at the meetings and are not present when their remuneration or performance is discussed. There were no deviations from the Remuneration Policy during the financial year. Remuneration Policy Our Remuneration Policy is aligned with our strategy We are committed to maintaining a Remuneration Policy that is aligned with the Company’s business strategy and performance objectives, to create development opportunities for employees, resulting in rewards aligned with the attraction and retention of human capital and value creation. Our Remuneration Policy and practices are consistent with stakeholder interests. The Remuneration Committee is satisfied that the policy has achieved its objectives. Fair and responsible compensation We are committed to non-discriminatory employment practices. Remuneration is therefore fairly and equitably distributed within occupational levels and should there be any discrepancies in occupational job levels, these are justified according to the level of responsibility, the complexity of the position, experience and qualifications. Promote an ethical culture within the Group and responsible corporate citizenship It is important that our policy complements our Group’s core values, while supporting the achievement of our performance objectives. Employees are not remunerated solely on a set of rigid financial performance objectives but are rather developed in their trades and professions, and evaluated based on their commitment to ethical values, and ultimately, for contributing to a sustainable business. Attract and retain competent employees In an increasingly competitive labour market, it is important to motivate individual and team performance to create a high-performance culture. This will ensure that the Company’s safety standards are maintained and value is created for the business and our stakeholders, to manage the total cost of employment as well as to achieve the most effective returns for the Company’s investment in its people. Competitive reward strategy The Company’s reward strategy includes guaranteed pay, variable pay, performance-based rewards, learning and development, and the creation of a high- performance culture and a safe working environment. Maintain a healthy and safe environment Our Company has developed various internal procedures guided by legislation to prevent injuries and fatalities. This cannot be achieved without the commitment of employees to adhere to these safety protocols. Our remuneration strategy therefore aims to facilitate an environment in which all employees feel safe. Remuneration Principles There are two main elements that make up DRDGOLD’s reward approach: Reward element 1 – Guaranteed pay Objective and operation The guaranteed package is determined by the need to attract and retain the skills and competencies required in the organisation. Job grades, reflecting the level of responsibility and conceptual complexity of job roles, are established through the application of the Paterson job grading methodology, which is used throughout the South African mining sector. To apply this, benchmarking is conducted to compare the fairness and market competitiveness of guaranteed packages at the different job levels. This is done annually for employees graded 18 “Paterson DL” and above. All other employees are remunerated based on a negotiated and approved wage agreement with organised labour. Benchmarking is based on South African national and mining industry companies. We believe these organisations are our competitors for sought-after skills, and therefore deemed to be a reasonable, relevant and defensible selection from which key skills could be gained or to whom key skills could be lost. DRDGOLD makes use of independent remuneration consultants to perform benchmarking. Within a range applicable to the job level, individual remuneration is decided with reference to compensable factors, which are neither arbitrary nor discriminatory in terms of prevailing laws and regulations. Annual increases to Guaranteed Pay are informed by historical and projected consumer price index, market positioning and market increases. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 100 Remuneration report continued

Reward element 2 – Single incentive scheme Single Incentive Plan The key design features of the Single Incentive Plan (SIP), including the participant categories, the basis on which the cash and deferred share components are determined, the applicable performance measures and the safeguard mechanisms, are set out below. The committee retains the discretion to calibrate the on-target percentages, weightings and allocation parameters on an annual basis, with year- specific detail disclosed in the implementation report for the relevant financial year. The Single Incentive Plan recognises the difficulties in setting stretching but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria which are focused on inflexible financial performance, much of which is driven by two factors beyond management control namely, the gold price and exchange rates, and give balanced weightings to financial and non- financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised or rewarded unduly for factors outside their control. The SIP rewards excellence and incentivise behaviours and outcomes that drive the Company's broader sustainability goals, production and financial targets, thus serving the interests of our shareholders. The SIP participants are those graded Category 19 and above (Paterson D Upper to F Upper). All other employees participate in incentive schemes aligned to the performance criteria of the respective operations. Performance measures The SIP incorporates the Deferred Share Plan (DSP) and is made up of two portions consisting of (i) an Incentive Free cash flow (IFCF) portion and (ii) a Scorecard portion. • IFCF up to a maximum of 10% of incentive free cash flow which is split between those executives and senior management who participate in this aspect of the variable pay and in proportion to their allocated percentage of the ' incentive free cash flow' pool. The individual’s incentive free cashflow portion is capped at a percentage of their Cost to Company (CTC) based on the applicable Paterson band in which they are employed. • IFCF is defined with reference to cash generated from operating activities, less sustaining capex. In the budgeting process, if the Group believes that any capex, investment or other items should be excluded or amortised or treated in any different way for determining IFCF at the end of the year, they may make representations to the committee on the treatment of such item/s for the purposes of calculating IFCF for the IFCF Pool. The committee will consider and determine approval based on the following factors amongst others: • The personal share percentage of the IFCF pool by eligible Senior Managers which is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the committee • The IFCF pool which may be reduced up to 25% per fatality and may be further reduced by 100% if the fatality is due to a breakdown in safety culture. • A “Scorecard Portion” determined by using a “bottom up” incentive method based on an individual’s CTC multiplied by an “On-Target” modifier and multiplied by the Group and Personal Scorecard modifier ranging from 0% for poor performance to 100% for good performance and up to 200% for exceptional performance. • The scores from these two portions are combined to make up each individual’s Single Incentive (SI). A portion of this SI is then paid out upfront in Cash and the balance is awarded to an individual as Deferred Shares which vest over 3 years for band D Upper to E Upper and over 5 years for band F Lower and F Upper. • Where the total value of the cash payments due exceed 15% of IFCF, the excess will be awarded as Deferred Shares. • Deferred shares are determined using the volume weighted average share price on the JSE over the seven business days preceding the award date. Deferred Shares may be settled through an issue of new shares, treasury shares held in the group or acquiring shares in the market through a third party. Termination and adjustment rules Active employees Participation is only for active employees within the category 19-26 band, unless otherwise determined by the committee (“active” excludes employees serving their notice period). Temporary occupation Any person temporarily occupying a position is not eligible to participate in the SI scheme based on this temporary position. Determination period Annually Eligibility and value Subject to the committee's discretion. Service period Employee must be rendering services in the year the SI relates to. New appointment Pro-rated based on the number of months served during the applicable period. No-fault termination Awards and vesting in line with the SIP rules Pending disciplinary/poor work performance Award or settlement suspended until proceedings concluded. Grant or settlement at the committee's discretion. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 101 Remuneration report continued Features of the DRDGOLD Single Incentive Plan Single Incentive Plan Components and determination: Single Incentive = Incentive Free Cash Flow Portion + Scorecard Portion whereby: Incentive Free Cash Flow Portion = incentive free cash flow for the relevant financial year x 10% x personal share percentage*. Scorecard Portion = personal Cost-to-company x scorecard on-target percentage x performance multiplier. * The personal share of the Incentive Free Cash Flow pool is capped at 50% of Cost to Company for Executive Directors, Prescribed officers and F Lower Paterson band and 67% of Cost to Company for all D Upper and E Upper band managers. The personal share percentage of the free cash flow pool by participants is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the Remuneration Committee. Participants Active employees from category 19 to 26 excluding non-executive directors (Paterson band D upper to F upper). Pay-out form Cash payment (short-term component) Cash payment = Single Incentive x 67% DRDGOLD Shares (long-term component) Deferred DRDGOLD shares = Single Incentive x 33% + any approved retention award Pay-out period Settled annually for all employees Vesting in tranches over five years for Category 25 and 26 (F-band) and over three years for Category 19 to 24 (D Upper - E Upper) participants, without further performance conditions and subject to continued employment. Basis of award Group and individual scorecards for initial award. Safeguards The quantum and award of the Single Incentive is tested against certain safeguards including a specified percentage of profit before tax and a 1% limitation on the total number of DRDGOLD shares in issue during that year. Scorecard on-target percentages and weightings The company scorecard measures performance across a balanced range of financial and non-financial measures, which may include shareholder returns, financial performance, operational delivery, ESG factors and/or strategic capital expenditure. Performance is assessed against threshold, on-target and stretch levels, with linear interpolation applied between levels. The committee sets the performance targets annually, with specific measures, weightings, and outcomes disclosed in the implementation report for the relevant financial year. Strategic level Category Scorecard on-target percentage Performance multiplier weighting Paterson grade Company Personal Top management, strategic intent 26 F Upper 90% 90% 10% 25 F Lower 75% 90% 10% General management, strategic execution 24, 23 E Upper 60% 90% 10% Senior Management 22, 21 E Lower 45% 90% 10 % Middle Management, Qualified and experienced professionals 20, 19 D Upper 45% 90% 10 % DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 102 Remuneration report continued Company scorecard Area Measure Weight Threshold Target Stretch Measures0% 100% 200% Shareholders (20%) Relative total shareholder return 10.0% Median Halfway between median / Upper quartile Upper quartile Relative to comparators Return on equity 10.0% Cost of equity Cost of equity plus 3% Cost of equity plus 6% Return higher than weighted average cost of capital Financial (30%) Cash operating cost (R/tonne) 10.0% 115% Budget x 110% Budget x Budget Based on achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.Cash operating cost (R/kg) 10.0% All-in sustaining cost (R/kg) 10.0% Operations (25%) Production (kgs) 15.0% 85% Budget x 90% Budget x Budget Based on achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.Tonnage throughput (tonnes) 10.0% Current scorecard modifier evaluation (ESG factors) (10%) Environmental 2.0% Under-performance (2) Meets Expectations (3) Exceptional (5) Based on current scorecard modifier evaluation, a portfolio of evidence is compiled. Health and safety 2.0% Local economic development 2.0% Human resources development 2.0% Transformation 2.0% Strategic capex Vision 2028 (15%) Schedule 10.5% 85% Schedule x 90% Schedule x Schedule Based on achieving critical milestones as per the project schedule Budget 4.5% 115% Budget x 110% Budget x Budget Based on budgeted growth capex Performance will be assessed based on the following: • For "threshold performance", 0% will be scored for that performance area • For "on-target performance", 100% will be scored for that performance area • For "stretch", 200% will be scored for that performance area • Linear vesting will be applied between threshold, on-target and stretch DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 103 Remuneration report continued Remuneration on appointment Remuneration on appointment is set on consideration of the market benchmarks for the role, and the skills and experience of the prospective employee. Sign-on awards may be offered up to the value of remuneration forfeited at the previous employer. Remuneration on termination On termination of employment, any payments made are as per statutory entitlements. Malus and clawback Variable remuneration awards are subject to malus (pre-vesting forfeiture) and clawback (post-vesting recovery) provisions. Malus or clawback may be applied upon the occurrence of certain trigger events, including material misstatement of financial results or other performance measures; discovery that any information or the assessment of any performance condition used to determine an award was based on erroneous, inaccurate or misleading information; a material downturn in the financial performance of the Group, Company or relevant business unit; a material failure of risk management; conduct resulting in significant reputational damage to the Company or the Group; or gross misconduct by the participant. The Company has also adopted a NYSE Compensation Clawback Policy in accordance with the requirements of the NYSE Listed Company Manual and the US Securities Exchange Act of 1934, which provides for the mandatory recovery of erroneously awarded incentive-based compensation in the event of a financial restatement. Where the provisions of the NYSE Compensation Clawback Policy are triggered, those provisions govern the recovery of erroneously awarded compensation. Exercise of discretion The committee and the Board are responsible for exercising sound judgement in assessing performance and determining remuneration outcomes. This remuneration policy authorises the Board and the committee to apply fair and transparent discretion in its decision-making on variable remuneration in instances where the formulaic application of the policy may result in unintended consequences, such as unanticipated windfall gains or being unfairly punitive. Discretion may be applied both upward and downward, recognising exceptional contributions beyond standard metrics or, where necessary, reducing awards where remuneration outcomes do not appropriately reflect actual performance. Each case will be evaluated on its merits, having regard to the Company’s specific circumstances. Discretion may also be applied in connection with recruitment, retention, termination, malus and clawback, or other exceptional circumstances not specifically contemplated by this remuneration policy. The committee will ensure that any exercise of discretion is substantively and procedurally fair, remains within the framework and maximum remuneration limits approved by shareholders under this policy, and is disclosed in the implementation report for the relevant financial year. Non-executive Directors’ Remuneration Policy The objective of the non-executive Directors’ Remuneration Policy is to compensate them fairly for their roles in steering the Group toward the achievement of its strategic objectives and applying good corporate governance principles. Their remuneration is based on the following principles: • They do not participate in the employee incentive scheme as participation could be seen as compromising their independence and the impartiality of their oversight role. • Fees are benchmarked against a peer group of South African companies to ensure that they remain competitive. In addition, the complexity, scale and locality of the Group’s operations and the governance environment in which we function are taken into account to ensure that candidates of the required experience and skill are sourced and retained to serve on the Board. • They receive fixed retainers made up of a base fee and committee fee as outlined in clause 30 of the MOI read with sections 66(8) and (9) of the Companies Act. • They are reimbursed for travel expenses on official business where necessary, as well as other direct business-related expenses. • Fees are reviewed annually. The proposed fees for the next financial year, as well as the fees paid in respect of the year under review, are disclosed in the implementation report in Part B. Part B: Implementation report of Remuneration Policy for FY2026 This implementation report sets out how the previously approved Remuneration Policy was implemented during the financial year ended 30 June 2026. The committee confirms that remuneration outcomes for FY2026 were determined in compliance with the Remuneration Policy approved by shareholders at the 26 November 2025 AGM, and there were no substantial deviations from the policy during the period under review. Total guaranteed pay outcomes Executive Directors and Prescribed Officers Movement1% 2026 R’000 2025 R’000 CEO 5.5 9 279 8 794 CFO2 5.5 5 100 5 434 COO 5.5 5 734 5 434 1 Percentage movement is impacted by rounding to the nearest R’000. 2 2026 figures relate to H Hooijer, appointed as CFO designate and executive director on 1 July 2025 and became CFO on 1 February 2026. The 2025 figures relate to R Davel, who resigned as executive director and CFO with effect from 31 January 2026. Average salary increases 2026% 2025 % CEO (January each year) 5.5 6.0 CFO (January each year) 5.5 6.0 COO (January each year) 5.5 6.0 Senior management (January each year) 5.5 6.0 Unionised and non-unionised (July each year) – Ergo Category 4-5 7.5 9.5 Category 6-9 7.0 8.0 Category 10-16 6.0 6.6 Unionised and non-unionised (July each year) – FWGR Category 4-8 7.5 8.0 Category 9-16 6.5 6.0 Consumer Price Index1 3.7 3.3 1 Annual average consumer price index for financial year 2026 and 2025 respectively. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 104 Remuneration report continued

Executive Director Remuneration Description of Total Earned Remuneration by executive director CEO remuneration based on total single figure remuneration 2026 (Rm) Total guaranteed remuneration SIP cash portion SIP deferred share portion LTI 0.00 10.00 20.00 30.00 40.00 Maximum Minimum Actual earnings CEO remuneration based on total single figure remuneration 2025 (Rm) Total guaranteed remuneration SIP cash portion SIP deferred share portion LTI 0.00 10.00 20.00 30.00 40.00 Maximum Minimum Actual earnings CFO remuneration based on total single figure remuneration 2026 (Rm) Total guaranteed remuneration SIP cash portion SIP deferred share portion LTI 0.00 5.00 10.00 15.00 20.00 Maximum Minimum Actual earnings CFO remuneration based on total single figure remuneration 2025 (Rm) Total guaranteed remuneration SIP cash portion SIP deferred share portion LTI 0.00 5.00 10.00 15.00 20.00 Maximum Minimum Actual earnings 1 In FY2026, equity settled LTI vesting 25 October 2026 is reflected at fair value of R20.86. In FY2025, equity settled LTI vesting 19 October 2025 is reflected at fair value of R16.61. SIP deferred share portion for FY2026 was awarded by the committee on 12 August 2026. 2 2026 figures relate to H Hooijer, appointed as CFO designate and executive director on 1 July 2025 and became CFO on 1 February 2026. The 2025 figures relate to R Davel, who resigned as executive director and CFO with effect from 31 January 2026. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 105 Remuneration report continued Total remuneration Directors’ and Prescribed Officers’ remuneration The tables below illustrate the total earned remuneration and the total cash equivalent received reconciliation in R’000 for Directors and executive management. Executive management includes the Executive Directors and Prescribed Officers, who are also referred to as Exco of the Group. Total Earned Remuneration 2026 2025 Remuneration earned during the year but not yet settled Remuneration earned during the year but not yet settled Name Total guaranteed remuneration1 SIP cash portion related to this cycle SIP deferred share portion related to this cycle2 Unvested equity settled LTI3 Total earned remuneration Total guaranteed remuneration1 SIP cash portion related to this cycle SIP deferred share portion related to this cycle Unvested equity settled LTI4 Total earned remuneration Executive Directors DJ Pretorius 9 334 12 002 5 912 9 115 36 363 8 843 9 892 4 872 13 281 36 888 AJ Davel5 3 377 — — — 3 377 5 582 5 416 2 667 7 071 20 736 H Hooijer6 4 926 5 433 2 676 1 753 14 788 — — — — — Prescribed Officers WJ Schoeman 5 894 6 500 3 201 4 853 20 448 5 582 5 401 2 660 7 071 20 714 Non-executive Directors TJ Cumming 1 867 — — — 1 867 1 797 — — — 1 797 EA Jeneker 1 082 — — — 1 082 1 026 — — — 1 026 JA Holtzhausen 970 — — — 970 917 — — — 917 TVBN Mnyango 902 — — — 902 856 — — — 856 JJ Nel7 — — — — — 379 — — — 379 KP Lebina 1 120 — — — 1 120 1 010 — — — 1 010 CD Flemming 943 — — — 943 893 — — — 893 RA Brady 700 — — — 700 467 — — — 467 1 Includes contributions made by the Company to the Sanlam Group Life plan and medical aid contributions. 2 The deferred shares were awarded by the committee on 12 August 2026. 3 For FY2026, unvested equity settled LTI refers to the 25 October 2023 awards which are expected to vest on 25 October 2026. This is reflected at fair value of R20.86 per share. 4 For FY2025, unvested equity settled LTI refers to the 19 October 2022 awards which vested on 19 October 2025. This is reflected at fair value of R16.61 per share. 5 Resigned from his position as executive director and CFO effective 31 January 2026. Unvested equity settled LTI forfeited. 6 Appointed as CFO designate and executive director effective 1 July 2025 and subsequently appointed as CFO effective 1 February 2026. 7 Resigned from the Board with effect from 27 November 2024. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 106 Remuneration report continued Total cash received reconciliation 2026 2025 Remuneration earned during the year but not yet settled Long-term incentives settled during the year1 Remuneration earned during the year but not yet settled Long-term Incentives paid during the year Name Total earned remuneration SIP cash portion earned during the period but not yet paid SIP deferred share option earned during the period but not yet settled Unvested equity settled LTI SIP cash portion related to previous cycle paid during the year Grant date fair value @ R6.15 Market movement since grant date Vesting fair value @ R45.55 Total cash equivalent received reconciliation Total earned remuneration SIP cash portion earned during the period but not yet paid SIP deferred share option earned during the period but not yet settled Unvested equity settled LTI STIs related to previous cycle paid during the year Grant date fair value @ R8.33 Market movement since grant date Vesting fair value @ R22.07 Total cash equivalent received reconciliation Executive Directors DJ Pretorius 36 363 (12 002) (5 912) (9 115) 9 892 3 444 22 053 25 498 44 724 36 888 (9 892) (4 872) (13 281) 8 062 1 375 2 265 3 641 20 546 AJ Davel 3 377 — — — 5 416 1 833 11 741 13 574 22 367 20 736 (5 416) (2 667) (7 071) 4 982 732 1 207 1 939 12 504 H Hooijer 14 788 (5 433) (2 676) (1 753) 3 085 646 4 140 4 786 12 797 — — — — — — — — — Prescribed Officers WJ Schoeman 20 448 (6 500) (3 201) (4 853) 5 401 1 833 11 741 13 574 24 869 20 714 (5 401) (2 660) (7 071) 4 982 732 1 207 1 939 12 503 Non-executive Directors TJ Cumming 1 867 — — — — — — — 1 867 1 797 — — — — — — — 1 797 EA Jeneker 1 082 — — — — — — — 1 082 1 026 — — — — — — — 1 026 JA Holtzhausen 970 — — — — — — — 970 917 — — — — — — — 917 TVBN Mnyango 902 — — — — — — 902 856 — — — — — — — 856 JJ Nel — — — — — — — — — 379 — — — — — — — 379 KP Lebina 1 120 — — — — — — — 1 120 1 010 — — — — — — — 1 010 RA Brady 700 — — — — — — — 700 467 — — — — — — — 467 CD Flemming 943 — — — — — — — 943 893 — — — — — — — 893 1 70% of the total grant vested on 19 October 2025, as a result of performance conditions not being met DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 107 Remuneration report continued DRDGOLD equity settled share scheme (including Deferred Share Plan) During FY2025, the Committee completed the transition from the previous equity-settled incentive scheme to the Single Incentive Plan incorporating the Deferred Share Plan. The table below reflects the residual unvested awards under the previous scheme, which continue to vest in accordance with their original terms, alongside new awards made under the DSP. No further awards will be made under the previous scheme with the last vesting taking place in October 2027. 2026 Name Opening balance Granted number Expired number1 Forfeited/lapsed number Vested number settled Fair value of vested awards settled (R’000)2 Closing balance Grant date fair value of unvested awards as at 30 June 2026 (R’000)3 Fair value of unvested awards as at 30 June 2026 (R’000)3 Executive Directors DJ Pretorius 1 640 896 177 688 (239 878) — (559 717) 25 498 1 018 989 16 177 27 148 AJ Davel4 873 563 97 277 (127 704) (545 160) (297 976) 13 574 — — — H Hooijer5 329 537 55 418 (45 028) — (105 069) 4 786 234 858 3 729 6 257 2 843 996 330 383 (412 610) (545 160) (962 762) 43 858 1 253 847 19 906 33 405 Prescribed Officers WJ Schoeman 873 563 97 015 (127 704) — (297 976) 13 574 544 898 8 651 14 517 Total 3 717 559 427 398 (540 314) (545 160) (1 260 738) 57 432 1 798 745 28 557 47 922 1 70% of the total grant vested on 19 October 2025, as a result of performance conditions not being met. 2 Conditional shares vested on 19 October 2025. The average fair value of the conditional shares settled was R45.55 each. 3 The average fair value per share at grant date is R15.88. The average fair value per share at 30 June 2026 is R26.64 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of R35.23 at 30 June 2026, risk-free rate of between 7.0% and 7.3%, volatility of between 44.7% and 51.4% and dividend yield of between 3.7% and 3.9% 4 Resigned from his position as executive director and CFO effective 31 January 2026. 5 Appointed as CFO designate and executive director effective 1 July 2025 and subsequently appointed as CFO effective 1 February 2026. 2025 Name Opening balance Granted number Expired number1 Forfeited/lapsed number Vested number settled Fair value of vested awards settled (R’000)2 Closing balance3 Grant date fair value of unvested awards at 30 June 2025 (R’000)4 Fair value of unvested awards as at 30 June 2025 (R’000)4 Executive Directors DJ Pretorius 1 786 540 404 342 (384 990) — (164 996) 3 642 1 640 896 15 971 24 108 AJ Davel 951 100 215 259 (204 957) — (87 839) 1 939 873 563 8 503 12 834 2 737 640 619 601 (589 947) — (252 835) 5 581 2 514 459 24 474 36 942 Prescribed Officers WJ Schoeman 951 100 215 259 (204 957) — (87 839) 1 939 873 563 8 503 12 834 Total 3 688 740 834 860 (794 904) — (340 674) 7 520 3 388 022 32 977 49 776 1 30% of conditional shares vested on 20 October 2024 as a result of certain performance conditions not being met. 2 Conditional shares vested on 20 October 2024. The average fair value of the conditional shares settled was R22.07 each. 3 Closing balance restated to correct mathematical accuracy. 4 The average fair value per share at grant date is R9.73. The average fair value per share at 30 June 2025 is R14.69 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of 23.73 at 30 June 2025, risk-free rate of between 6.9% and 7.2% and volatility of between 43.9% and 52.0%. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 108 Remuneration report continued

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Company scorecard achieved for 2026

Area	Measure	Weight	FY2026 Threshold	Target	Stretch	Actual	Score	Weighted
Shareholders (20%)	Relative total shareholder return[1]	10.0%	49.0%	62.3%	75.6%	**25.6%**	– %	– %
	Return on equity[2]	10.0%	14.9%	17.9%	20.9%	**26.6%**	200%	20%
Financial (30%)	Cash operating cost (R/tonne)[3]	10.0%	200.1	191.4	174.0	**188.0**	120%	20 %
	Cash operating cost (R/kg)	10.0%	1 131 208	1 082 025	983 659	**967 523**	200%	20 %
	All-in sustaining cost (R/kg)	10.0%	1 259 023	1 204 283	1 094 803	**1 078 068**	200%	20 %
Operations (25%)	Production (kgs)	15.0%	3 868	4 095	4 550	**4 839**	200%	30%
	Throughput (000't)	10.0%	21 967	23 260	25 844	**25 070**	170%	17%
Current scorecard modifier evaluation (ESG factors) (10%)	Environmental	2.0%	2	3	5	**5**	200%	4%
	Health and safety	2.0%	2	3	5	**5**	200%	4%
	Local economic development	2.0%	2	3	5	**4**	150%	3%
	Human resources development	2.0%	2	3	5	**4**	150%	3%
	Transformation	2.0%	2	3	5	**4**	150%	3%
Strategic capex Vision 2028 (15%)	Schedule	10.5%	–%	11%	21%	**18%**	167%	18%
	Budget	4.5%	–%	5%	9%	**9%**	200%	9%
		100.0%						171%

[1] The relative total shareholder return (TSR) score over the performance period was assessed at 0%. This outcome reflects that DRDGOLD's TSR of 25.6% over the three-year performance measurement period was below the median market capitalisation-weighted TSR of its peer group, which was 49.02%.

[2] Return on equity (Profit for the year divided by total equity) is calculated using the average over a three-year period. For details on DRDGOLD's return on equity over this period, please refer to the Three-year review section on page 60.

[3] The weighted score for cash operating cost (R/tonne) was increased from 12% to 20% by the committee's discretion following the achievement of gold production levels exceeding budget reflecting deliberate margin-accretive decisions to truck material that carry higher head-grades.

ESG scorecard for 2026

	Measures	Score		Weighted score
Environmental	Rehabilitation-Vegetation and site clearance as per plan.	5	5	4%
	Maintaining water use licence compliance.	5		
	Receiving zero environmental notices.	5		
	Maintaining dust exceedances below 6%.	5		
Health and Safety	Zero Fatalities.	5	5	4%
	Reportable Injury Rate below 1 standard deviation of the preceding year rolling average.	5		
	Lost time Injury rate below 1 standard deviation of the preceding 5 year rolling average	5		
	Number of compensable noise-induced hearing loss cases below the average cases for the preceding 5 years.	5		
	Percentage of reportable dust exposed employees below the preceding 5 year rolling average	5		
Local Economic Development	Local Economic Development as budgeted for in the Social and Labour Plan	4	4	3%
	Corporate Social Investment spent as a percentage of budget	4		
Human Resources Development	HRD as budgeted in the Social & Labour Plan	4	4	3%
	Number of Learnerships, Apprenticeship, Bursaries and Individuals on the talent pool as per plan.	4		
Transformation	Percentage Employment Equity in terms of Mining Charter guidelines	4	4	3%
	Percentage Woman in Mining in terms of Mining Charter guidelines	4		
	Percentage HDSA procurement in terms of Mining Charter guidelines	4		

Key	Rating	%
Threshold	1 to <2	0
	2 to <3	50
On Track	3 to <4	100
Stretch	4 to <5	150
	5	200

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Vision 2028 – FY2026 scoring

		Proposed weight	Threshold 0%	Target 100%	Stretch 200%	Score awarded	Result	Supporting motivation
Daggafontein tailings storage facility	Schedule	2.50%	85%	90%	Schedule	**100%**	**200%**	Completed on time and within budget
	Budget	1.0%	115%	110%	Budget	**100%**	**200%**	
Withok Tailings Storage Facility	Schedule	2.00%	85%	90%	Schedule	**95%**	**150%**	Delayed by DWS authorisation; within budget
	Budget	0.5%	115%	110%	Budget	**100%**	**200%**	
DP2 Plant Expansion	Schedule	1.50%	85%	90%	Schedule	**100%**	**200%**	Completed on time and within budget
	Budget	1.0%	115%	110%	Budget	**100%**	**200%**	
New Regional Tailings Storage Facility	Schedule	2.50%	85%	90%	Schedule	**90%**	**100%**	Impacted by rainfall; costs within budget
	Budget	0.5%	115%	110%	Budget	**100%**	**200%**	
135 Km Pipeline between the plant and RTSF	Schedule	1.50%	85%	90%	Schedule	**100%**	**200%**	Substantially complete and within budget
	Budget	1.0%	115%	110%	Budget	**100%**	**200%**	
AZTEC Upflow reactor	Schedule	0.50%	85%	90%	Schedule	**100%**	**200%**	Commenced on time and within budget
	Budget	0.5%	115%	110%	Budget	**100%**	**200%**	
	Schedule	10.5%					**17.5%**	
	Budget	4.5%					**9.0%**	
	Total weight	**15.0%**			**Total score schedule**		**26.5%**	



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The performance of the CEO and CFO was measured as follows:

CEO performance scorecard

Component	Description	(R'000)
Total guaranteed remuneration		9 334
Single incentive	**IFCF portion** Incentive Free Cash Flow Pool X 10% X personal share % of senior management payroll (capped at 50% cost to company).	4 518
	Scorecard portion Personal cost to company X scorecard on target percentage X performance multiplier.	13 396
Total Single Incentive		17 914
Cash payment	Total single incentive* 67%	12 002
Deferred share award	Total single incentive* 33%	5 912
Total remuneration related to this cycle		**27 248**



CEO personal scorecard FY2026

Priorities for FY2026	Weight	Strategic focus areas	Performance commentary	Actual Score	Weighted Score
Strategic development for growth	30%	Formulation and progress on adequate strategic plan.	The successful commencement of deposition at Daggafontein, commissioning of the DP2 smelt house and elution circuit, and advancement of the Libanon Pump Station, RTSF and Withok projects marked significant progress towards Vision 2028.	3.50	1.01
		Optimisation of current resources for extended sustainability.	Advanced resource sustainability through the commissioning of the Daggafontein TSF pipeline project and completion of the DP2 upgrade within budget.	3.50	
		Review potential for commodity and regional diversification.	Advisory firm retained to explore growth opportunities beyond South Africa African growth opportunities.	3.00	
Business transformation and operational excellence	40%	Ensure optimal organisational structure and its resourcing whilst also addressing diversity needs.	Strengthened organisational accountability through enhanced financial responsibility.	3.50	1.40
		Build and develop adequate bench strength in the management team for future needs.	Enhanced leadership capacity through the COO function and Operations and Technical Services, while prioritising succession planning and talent development.	3.50	
		Maintain and enhance the Company's culture to underpin excellence in business delivery.	Demonstrated operational excellence through the successful delivery of the Daggafontein TSF pipeline project and DP2 upgrade within approved budget.	3.50	
Stakeholder engagement	30%	Develop and extend sound relationships with shareholders.	Sustained shareholder engagement and expanded the long-term investor base, underpinned by strong financial and market performance.	3.50	1.10
		Ensure adequate interaction and healthy relationships with other external stakeholders.	Sustained stakeholder engagement on regulatory and community priorities, advancing key initiatives while continuing to strengthen municipal relationships.	3.50	
		Exhibit leadership excellence in 'living the values' and promoting the same.	Provided values-led leadership through support for operational delivery, community rehabilitation and social investment initiatives.	4.00	
	100%				**3.5**

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CFO performance scorecard

Component	Description	Remuneration (R'000)
Total guaranteed remuneration		4 926
Single incentive	**FCF portion** Incentive Free Cash Flow Pool X 10% X personal share % of senior management payroll	2 334
	Scorecard portion Personal cost to company X scorecard on target percentage X performance	5 775
Total Single Incentive		8 109
Cash payment	Total single incentive* 67%	5 433
Deferred share award	Total single incentive* 33%	2 676
Total remuneration related to this cycle		**13 035**



CFO – personal scorecard FY2026

Priorities for FY2026	Weight	Strategic focus areas	Performance commentary	Actual Score	Weighted Score
Financial	30%	Maintain liquidity and free cash flow within approved financial and operational parameters.	Maintained a debt-free balance sheet and strong liquidity while funding the Group's capital programme. Record profitability and production above budget supported a strong year-end cash position.	3.75	1.12
		Maintain appropriate funding structures and committed facilities.	Maintained appropriate committed facilities and enhanced returns on surplus cash through prudent treasury management.	3.50	
		Apply disciplined capital allocation and financial oversight to major growth and sustaining capital projects.	Provided financial oversight of the Vision 2028 capital programme, supporting disciplined project delivery within budget and improved commercial outcome.	4.00	
		Maintain robust financial reporting controls and support tax-efficient capital investment.	Supported tax-efficient capital investment while maintaining appropriate financial oversight.	3.50	
Business process and excellence	40%	Improve the efficiency and effectiveness of the annual financial management and reporting cycle.	Advanced initiatives to shorten the annual reporting cycle, with key annual reporting deliverables remaining on track.	3.75	1.41
		Maintain regulatory and financial compliance through effective controls and monitoring, including SOX and JSE requirements.	Maintained a strong control environment with limited audit and regulatory findings.	3.50	
		Use technology to improve efficiency, strengthen capacity and enhance decision-useful information.	Advanced digital enablement and strengthened the efficiency, governance and quality of financial and non-financial reporting.	3.50	
		Embed sustainability and climate-related considerations in governance, controls and reporting.	Progressed the integration of sustainability and climate-related controls and improved source-data collection and the consistency of non-financial reporting.	3.25	
Organisational capacity	30%	Strengthen the integration of finance, risk, assurance, compliance and information technology as organisational support functions.	Strengthened engagement with key regulatory, funding and investment stakeholders during the CFO succession process.	3.75	1.07
		Maintain constructive relationships with external stakeholders.	Broadened engagement with the JSE, banks, funders, analysts and potential shareholders following the CFO succession process.	3.25	
		Demonstrate values-based leadership and build organisational capability.	Transitioned into the CFO and Executive Director roles, supporting continuity in financial leadership, governance and strategic execution. Continued to support employee development and organisational capability.	3.50	
	100%				**3.6**

Pay-gap disclosures In accordance with section 30B(3)(c) of the Companies Act. The pay gap disclosures of the total annualised cash remuneration for employees1 for the 2026 financial year at DRDGOLD are as follows: Description Total remuneration (R) Highest paid employee 44 723 729 Lowest paid employee 207 957 The average remuneration of all employees 1 196 146 Median remuneration of all employees 695 852 Description Ratio2 Ratio of top 5% highest paid employees average remuneration to average remuneration of bottom 5% lowest paid employees 25 : 1 1 Employees are permanent, fixed term and interns in employment during FY2026 2 The ratio is calculated based on an average amount of R8 208 767 for the top 5% highest paid employees and an average of R326 803 for the lowest 5% paid employees Directors’ service contracts Service contracts which incorporate their terms and conditions of employment and approved by the Remuneration Committee have been concluded with executive directors as well as the non-executive directors. Mr AJ Davel resigned from his position as executive director and CFO of the Company, having provided three months' written notice. His last day with the Company was 31 January 2026. Effective 1 February 2026, Mrs H Hooijer was appointed as the new CFO under an indefinite-term service contract. It has been the practice that non-executive directors have had fixed-term service contracts but these have been adjusted such that the duration of their engagements as directors is aligned with the director rotation retirement requirements in terms of the Company's MOI and their re-election by shareholders at the relevant AGM. The directors had no conflicting interests during the year under review and up to the date of issue of the Annual Reporting Suite. Exercise of discretion During FY2026, the committee did not exercise any material discretion in its decision-making on variable remuneration for executive directors or prescribed officers that resulted in a departure from the formulaic application of the Remuneration Policy. This includes confirmation that no trigger events occurred during the financial year that required the application of malus and clawback provisions or the recovery provisions under the NYSE Compensation Clawback Policy. Non-executive director's remuneration The last increase proposed and approved for the non-executive directors' fees was at the AGM on 26 November 2025. A proposed increase of 5.25% will be submitted for approval at the AGM on 6 November 2026, to take effect from 1 January 2027. Proposed fees per annum Current approved fees per annum Non-executive Director’s role Annual retainer Rand fee 2027 Annual retainer Rand fee 2026 Chairperson of the Board1 1 965 019 1 867 002 Lead independent director1 1 113 511 1 057 968 Board member 563 306 535 207 Audit Committee Chairperson2 235 802 224 040 Other Committees’ Chairperson2,3 183 402 174 254 Audit Committee member 157 202 149 360 Risk Committee and Remuneration Committee member 131 001 124 467 Nominations Committee and Social and Ethics Committee member 117 901 112 020 Ad hoc fee applicable for additional special meetings4 31 191 29 635 1 The Fee per annum for the Chairman of the Board and the Lead Independent Director are all-inclusive fees i.e., they will not receive committee membership fees. 2 The per annum fee for the chairperson of a committee is inclusive of both as a chairperson of the committee and as a member of the committee. 3 The per annum fee for the chairperson of all committees except the Audit Committee. 4 It was agreed that ad hoc fees for additional work by a non-executive director would only be payable in extraordinary circumstances. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 113 Remuneration report continued Supplementary information We seek to mine our minerals resources profitably and sustainably while adding social and economic value. SUPPLEMENTARY INFORMATION 115 Mineral Resources and Mineral Reserves statement 122 GRI content index 133 Independent assurance practitioner’s report 135 Glossary of terms and abbreviations 138 Administration and contact details DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 114 6.58Moz Mineral Resources of which 6.24Moz are Mineral Reserves Our manufactured capital includes the volume of gold we recover by embracing innovation and technology. DRDGOLD’s current annual production target is 160 000oz to 170 000oz from Mineral Reserves of 6.24Moz. Our Mineral Resources are inclusive of our Mineral Reserves. 3.99Moz Ergo Mineral Resources of which 3.65Moz are Mineral Reserves 2.59Moz FWGR Mineral Resources of which 2.59Moz are Mineral Reserves Group overview of Mineral Resources and Mineral Reserves The statement of Mineral Resources and Mineral Reserves as at 30 June 2026 outlines the Mineral Resources and Mineral Reserves for our Ergo and FWGR operations. It is compared to the last full declaration which was made as at 30 June 2025 and therefore includes a full year’s production depletion due to reclamation activities, as well as survey and model adjustments and the inclusion of Kloof 2 at FWGR. In reclaiming these Mineral Reserves, our business model is to minimise the impact on the environment. Refer to the Environmental review section on page 73 of this report as well as the ESG summary 2026, published on our website: https://www.drdgold.com/investors/reports-and- results#ars2026 Our Mineral Resources and Mineral Reserves are reported in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition (SAMREC Code), and are compliant in all material respects with the requirements of the SAMREC Code and Table 1 requirements. Reporting is also in accordance with Section 14 of the JSE Listings Requirements and takes cognisance of the Subpart 1300 of Regulation S-K of the US Securities Act (Regulation S-K 1300). The FWGR Technical Report Summary (TRS) for FY2026 is expected to be filed on or about 2 October 2026, filed in line with the new regulations and can be accessed via EDGAR, and is also available on our website: https://www.drdgold.com/investors/reports-and- results#ars2026 The latest version of Ergo's TRS which was filed in FY2025 is available on our website: https://www.drdgold.com/investors/reports-and- results#ars2025 We file our TRS only if there are material changes to Mineral Resources and Mineral Reserves. DRDGOLD Limited owns 100% of Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary Limited. The Mineral Resources and Mineral Reserves are reported on an aggregated attributable beneficial interest basis. Mineral Resources and Mineral Reserves are 100% attributable to DRDGOLD. A brief history of the operations is included on page 7. Geological setting, mineralisation and deposit type Our surface deposits are by-products or residue of the processing of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest known gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma). The deposits consist of gold, uranium and sulphur-bearing waste material derived from the mining and processing of the Witwatersrand Basin ores. Deposits possess characteristics, determined by the geometry, material source and processing plants in which the original ores were processed. A description of our mining activities and related infrastructure is included in our Business model section on page 15, What we do section on page 8 as well as in the Operational performance section on page 61. A map of DRDGOLD's operations can be found on page 9. Legal aspect and permitting We have numerous surface, mining and prospecting rights and ownership of the surface rights and mine dumps vests in various legal entities. Mineral Resources and Mineral Reserves held by Ergo include ownership through common law, verified contractual arrangements, prospecting rights and various mining rights as well as the required environmental permitting. Ergo has submitted applications to renew these mining rights. The intention is to consolidate the various mining rights into a single mining right once the renewals have been granted. These applications are receiving attention from the Department of Mineral and Petroleum Resources (DMPR). Ergo has applied to renew the mining rights for 30 years, which is the maximum allowable period as detailed in the MPRDA. These rights are enforceable until such stage as the DMPR has accepted or rejected the mining renewal applications as per the MPRDA. The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Proprietary Limited (Sibanye Gold), a subsidiary of Sibanye-Stillwater Limited (Sibanye-Stillwater), in a transaction in which common law ownership was established over the various TSFs containing the said Mineral Resources and Mineral Reserves, and control was established by Sibanye-Stillwater over DRDGOLD. FWGR conducts its activities, inter alia, in accordance with environmental approvals (EAs) and the provisions of the Mine Health and Safety Act No 29 of 1996 and Regulations. A use and access agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms of which FWGR operates, pending the transfer to FWGR of those that are transferable. DRDGOLD and its subsidiaries own the surface rights to some of the properties where the Mineral Resources are located. In other cases, agreements are in place with the landowners to mine the dump material and rehabilitate the land for other uses. The details of the related surface rights are not material for the purpose of this report. The necessary agreements are in place for all properties in the LoM plan. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 115 Mineral Resources and Mineral Reserves statement Mineral Resources inclusive of Mineral Reserves reconciliation Tonnes Mt Grade Au g/t Contents Moz Mineral Resources at 30 June 2025 685.30 0.28 6.27 Depletion of Mineral Resources – Ergo* (16.95) 0.32 (0.18) Survey and other adjustments 1.44 1.56 0.08 Addition of Kloof 2 Dump 67.36 0.24 0.52 Depletion of Mineral Resources - FWGR (6.35) 0.55 (0.11) Mineral Resources at 30 June 2026 730.80 0.28 6.58 * The depletion includes the mining of Mineral Resources that were not included in the LoM plan (the mining of Mineral Resources not converted into Mineral Reserves). The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models. Mineral Reserves reconciliation Tonnes Mt Grade Au g/t Contents Moz Mineral Reserves at 30 June 2025 642.88 0.28 5.85 Depletion of Mineral Reserves - Ergo (16.49) 0.32 (0.17) Survey and other adjustments 7.22 0.56 0.15 Addition of Kloof 2 Dump 67.36 0.24 0.52 Depletion of Mineral Reserves – FWGR (6.35) 0.55 (0.11) Mineral Reserves at 30 June 2026 694.62 0.28 6.24 The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models. Group summary DRDGOLD’s Mineral Reserves increased by 7% from 5.85Moz (642.88Mt @0.28g/t) in FY2025 to 6.24Moz (694.62Mt @ 0.28g/t) mainly as a result of the inclusion of Kloof 2 in FWGR's LoM plan, partly offset by mining depletion at both operations. The current Mineral Reserves reflect an operating life of 21 years for Ergo and 20 years for FWGR. DRDGOLD’s Mineral Resources increased by 5% from 6.27Moz (685.3Mt @ 0.28g/t) in FY2025 to 6.58Moz (730.80Mt @ 0.28g/t) mainly due to the inclusion of Kloof 2 at FWGR, partly offset by depletion and model adjustments at both operations. Drilling programme During the current financial year, a total of 198 auger drill holes were completed by Ergo, covering 1,614 metres across the 5L25, 3L9, Valley Silts Extension, 2L6, 3L1, 3L49, 5L23, 3L4, and 3L32 areas. The drilling programme was successfully executed by independent drilling contractor under the supervision of experienced geologists from Ergo. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 116 Mineral Resources and Mineral Reserves statement continued DRDGOLD GROUP STRUCTURE AND ASSOCIATE LICENCES GP 158MR GP 184MR GP 185MR GP 186MR GP 187MR Currently common law owners of Mineral Resources and Mineral Reserves Transferred surface assets from ERPM: GP 151MR

Logging and sampling were completed by the experienced geologists from Ergo. A comprehensive Quality Assurance and Quality Control programme was implemented throughout the drilling campaign. On various occasions, the Competent Person (CP) visited the drilling sites, sample sorting area and analytical laboratories. Samples were analysed by MAED and SGS laboratories, while bulk density measurements were undertaken using a Troxler densitometer. At FWGR, an auger-drilling campaign was originally undertaken across the Kloof 2 TSF on a 100m × 100m grid, in support of the 2009 Mineral Resource estimate. Slimes material was subsequently deposited on top of this Mineral Resource estimate and consequently FWGR commissioned an exploration drilling programme to sample this cap and to confirm the previous 2009 exploration work. An air-core drilling campaign was undertaken in May 2026, with drill holes spaced on a 150m grid. In addition, an auger-drilling campaign was completed on the Driefontein 3 TSF using a 150m grid to enhance the confidence in the grade estimates. During both exploration campaigns, sampling was undertaken at 1.5m intervals and using industry best practice. Quality Assurance and Quality Control procedures incorporated the adequate inclusion Certified Reference Material (CRM), blanks and field duplicates. Sound Mining observed the drilling, sampling and sample preparation procedures during site visits and are satisfied that the programs were undertaken in accordance with accepted industry practice. The CP considers the resulting data suitable and reliable for incorporation into the current Mineral Resource estimate. To date, Ergo and FWGR have collectively invested more than R41 million in TSFs’ evaluation or exploration (surveying, drilling, assaying, test-work, Mineral Resource and Mineral Reserve definition, and reporting). FWGR and Ergo’s mining method is to mine the entire dump, as to mine only a portion of the dump will lead to adverse environmental impacts. The SEC regulation SK 1300 does not permit Inferred Mineral Resources to be included in the life-of-mine plans. There have been no Inferred Mineral Resources included for either Ergo or FWGR. Evaluation methodology Different methodologies are used for the evaluation of Mineral Resources and Mineral Reserves. Mineral Resources The assumption is that the current mining method is suitable for all dumps. No selective mining will take place and the entire dump will be processed. Selective mining is not applied due to the following four conditions inherent in the operations: • There is no place on the mining sites to dump the below average grade material • The mining method is not conducive to selection • The operation is a rehabilitation exercise and all material must be removed from site and it is therefore most efficient to process all material, even that of a low-grade • Mineral Resources and Mineral Reserves are determined, amongst other parameters, by the average grade of the dump which must be above or equal to the cut-off grade The assumption is that the current extraction process is suitable. The determination of the cut-off grade per Mineral Resource is based on working costs, the average plant recovery and the gold price. Mineral Resources consist of sand dumps, slimes dams and silted ‘vlei’ areas and dams. Before dumps are included as Mineral Resources, they are evaluated by drilling and sampling, modelling and the reasonable prospects for eventual economic extraction determined. With respect to Mineral Resources and Mineral Reserves, drilling takes place on a predetermined grid to enable the modelling of grade (grade model), moisture, expected extraction factors and ultimate financial viability before mining begins. Auger drilling is usually limited to a maximum depth of about 50m but, where possible, continues into the underlying soil to sample the entire thicknesses of the TSFs. Reverse circulation drilling was undertaken on Ergo’s and FWGR's dumps to penetrate the base of the dams at greater depths. Drill holes were typically spaced on a 100m to 200m grid across the TSFs. Drill hole intersections are logged by experienced geologists. Contaminants such as rock, soil, ash or any other foreign material are also captured in log sheets. Samples are taken over 1.5m intervals, packaged and sent to two analytical laboratories and a metallurgical laboratory for testing: • MAED metallurgical laboratories situated at Ergo is not accredited but used for grade control and daily plant samples by Ergo and FWGR. MAED is independent of DRDGOLD • SGS South Africa Proprietary Limited (SGS) in Randfontein is independent of DRDGOLD and is an accredited facility (T0265) by the South African National Accreditation System (SANAS) for gold analysis using fire assay techniques • The Ergo Metallurgical Research Laboratory, located in Brakpan inside the Ergo processing plant, is geared to perform bottle roll testing. The laboratory is not accredited and is the internal test facility for DRDGOLD. The laboratory is not independent of DRDGOLD. DRDGOLD has TSFs with sizes of between 0.5Mt and 110Mt. Estimation methods vary depending on data distribution and statistics. Some TSFs were estimated using nearest neighbour, inverse distance weighting (power 2) and some ordinary kriging. Different estimation techniques are applied to best suit the TSF. Mineral Resources are reported as in situ. A block model is generated and used to estimate the quantity and distribution of gold in 3D space. The Mineral Resource classification is used to describe the degree of certainty in the estimate and is underpinned by sample density, data quality and confidence in the whole process. As the material is removed for retreatment, the Mineral Resources and Mineral Reserves for each operation are adjusted accordingly. Continuous checks of modifying factors and ongoing surveys are conducted to monitor the rate of depletion and the accuracy of factors used in conversion. Verification of estimates is a routine part of the plant feed sampling programme. Plant feed grades are compared to the expected grades from the Mineral Reserves and updated monthly. Surveys are undertaken monthly and a reconciliation is reported semi-annually. Any adjustments for shortfall or overruns are made in the Mineral Resources and Mineral Reserves statement for the following year. Gains or losses are largely related to volume adjustments on survey, although adjustments may be made for other reasons. Mineral Reserves In addition to the Mineral Resource assumptions, infrastructure must be in place or planned to access dumps and dispose of residues. The LoM plan includes purchased sand and slime material which has been excluded from the Mineral Reserves declared. This constitutes less than 5% of the tonnages included in the LoM plan. The exclusion of purchased sand or slime does not have a material effect on the Mineral Reserves. Modifying factors Due to the nature of mining dumps (also known as TSFs), no mining loss or mining dilution is considered in the conversion of Mineral Resources to Mineral Reserves. The entire TSF is planned to be mined (no selective mining) and processed in the LoM planning for the conversion of a Mineral Resource to a Mineral Reserve estimate. A TSF is included in the Mineral Reserves when it is included in the LoM plan and is classified as Measured or Indicated Mineral Resource when the average grade is equal to or above the prevailing cut-off grade. The cut-off grade takes into account the expected residue grade per Mineral Resource area, the working costs and the gold price resulting in the minimum (breakeven) head grade. FWGR reclaims footwall material where deemed economically viable. This practice could imply the application of an appropriate modifying factor in the derivation of Mineral Reserves when not part of the Mineral Resource estimate. Suitable records are being kept to assess the materiality of this practice on the Mineral Reserve estimate and if material may be included in future Mineral Reserve estimates. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 117 Mineral Resources and Mineral Reserves statement continued The modifying factors are checked to confirm the accuracy of the Mineral Resource to Mineral Reserve conversion process. The entire process is reviewed by the Competent Persons to ensure that the accepted industry standards, deposit-type procedures have been followed. Mineral Reserves are reported as material delivered to the processing plants. The level of the study conducted to support the declaration of the 30 June 2026 Mineral Reserve is based on studies conducted to at least a Preliminary Feasibility Study (PFS) level of accuracy. Source area/ plant Recovery % Mine call factor % Opex R/t Average cut-off grade g/t Ergo 40 100 154.73 0.19 FWGR 54 100 126.98 0.14 Key risks identified affecting the determination of Mineral Reserves and Mineral Resources include the following: 1 Limited tailings deposition facilities 2 Country risk 4 Certainty of power supply and rising electricity costs 5 Potable water scarcity and access and cost to secondary water sources 6 Heightened regulatory change, uncertainty and fragmentation 7 Threat to social and operating license and other permits 10 Supply chain vulnerabilities (heightened by geopolitical volatility) 11 Climate change physical risks 12 Impact of geopolitical and macro- economic volatility The detailed description of these risks and mitigating actions are included in the Material risks and opportunities section on pages 40 to 51. Refer to the Operational performance section on pages 61 to 63 for production figures and the Environmental review section for the environmental management on page 73 to 79. Independent review The Group follows a process to independently review the Mineral Resources and Mineral Reserves at least every five years or as the need arises, such as significant changes in operations or the resources footprint. The 30 June 2026 Ergo’s statement of Mineral Resources and Mineral Reserves was updated by The RVN Group Proprietary Limited (The RVN Group). There were no material changes identified in Ergo's Mineral Resource and Mineral Reserve estimates during FY2026. Sound Mining International SA (Proprietary) Limited (Sound Mining) updated FWGR's Mineral Resources and Mineral Reserves as at 30 June 2026. Competent Persons The designated Competent Person, for the Ergo Mineral Resources in terms of the SAMREC Code, 2016 Edition is Mpfariseni Mudau (BSc (Hons) – Geology, MSc (Mining Engineering)) Pr.Sci.Nat. 400305/12, a geologist with 20 years’ experience in mineral exploration, mining and Mineral Resource estimation of precious metals. The Competent Person is recognised by the South African Council for Natural Scientific Professions (SACNASP) located at the Management Enterprise Building, Mark Shuttleworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa. He is a director of The RVN Group. The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven Rupprecht (BSc (Mining Engineering); PhD (Mechanical Engineering)). Professor Rupprecht is an associate Principal Mining Engineer at The RVN Group and is a registered honorary fellow at The South African Institute of Mining and Metallurgy (HFSAIMM Reg. no. 701013) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa. Professor Rupprecht has 39 years’ experience in the minerals industry. The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for the compilation and reporting of FWGR's Mineral Resources is Nicholas Weeks, who holds a B.Sc. (Hons) in Geology. He is registered with the South African Council for Natural Scientific Professions (SACNASP, Pr.Sci.Nat. 155508) located at the Management Enterprise Building, Mark Shuttlesworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa. He is a principal geologist with over 7 years' experience in mining, geology and consulting, and is a Director of Sound Mining. The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for compilation and reporting of FWGR’s Mineral Reserves is Vaughn Duke, a partner of Sound Mining located at 2A 5th Avenue, Rivonia, 2128, South Africa. He holds a BSc Mining Engineering (Hons). He is also registered with the Engineering Council of South Africa (ECSA) located at 1st Floor, Waterview Corner Building, 2 Ernst Oppenheimer Avenue, Bruma Lake Office Park, Bruma, Johannesburg, South Africa as a Professional Engineer with Reg. No. 940314. He is also a fellow of the Southern African Institute of Mining and Metallurgy (FSAIMM) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa, and his membership number is 37179. He has over 41 years of experience in the minerals industry, specialising in engineering studies, due diligence audits and valuations. He has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2016 Edition of the SAMREC Code. DRDGOLD has written confirmation from the Competent Persons that the information disclosed in this report is compliant with the SAMREC Code and, where applicable, the relevant section 14 of the JSE Listings Requirements and the SAMREC Table 1 requirements. The Competent Persons have confirmed that this report may be published in the form and context in which it is presented. All Competent Persons are independent contractors of DRDGOLD and its subsidiaries. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 118 Mineral Resources and Mineral Reserves statement continued Mineral Reserves and Mineral Resources internal controls disclosure The Company maintains internal controls over the data used to estimate and disclose its Mineral Resources and Mineral Reserves. These controls are designed to provide reasonable assurance regarding the reliability of exploration, sampling, assaying, surveying, modelling, estimation and reconciliation information. The principal controls include: • documented drilling, sampling and survey procedures; • supervision of drilling and sampling by appropriately experienced technical personnel; • technical site visits and review by the relevant Competent Persons; • sample identification, security and chain-of-custody procedures; • assaying by reputable commercial laboratories with quality-assurance and quality-control procedures acceptable to the Competent Persons • review of results by operational and senior management to identify anomalies and confirm compliance with prescribed procedures; • monthly comparison of actual plant-feed grades and tonnages with the relevant Mineral Resource and Mineral Reserve models; • monthly surveys and annual reconciliation of estimated and actual depletion; and • annual review and approval of the life-of-mine plans, operating costs, capital costs and other material assumptions used to support the Mineral Reserve estimates. Mineral Reserve estimates are developed through the annual life-of-mine and budget-planning process and are supported by studies completed to at least a prefeasibility-study level. Adjustments arising from surveys, plant reconciliation, changes in assumptions or other relevant information are evaluated by management and the Competent Persons and are reflected in the following annual Mineral Resource and Mineral Reserve statement, where appropriate. Exploration The Group did not incur any significant exploration expenditure during the year. The Group incurred the following expenditure on technical studies during the year: • Expenditure on EBM feasibility work amounted to R6.4 million during the reporting period. • A total expenditure of R1.1 million was incurred on drilling and associated studies on Kloof 2 to support its conversion to a Mineral Reserve. There were no Inferred Mineral Resources included in pre-feasibility studies. Competent Persons Title Address Qualifications Years’ experience Mpfariseni Mudau Pr.Sci.Nat. 400305/12 Director of The RVN Group Proprietary Limited Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724 BSc (Hons) – Geology, MSc (Mining Engineering) 20 Professor Steven Rupprecht HFSAIMM 701013 Associate Principal Mining Engineer of the RVN Group Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724 BSc. Mining Engineering PhD. Mechanical Engineering 39 Nicholas Weeks Pr.Sci.Nat. 155508 Director at Sound Mining International SA Proprietary Limited Sound Mining House, 2A Fifth Avenue, Rivonia, 2128 BSc (Hons) – Geology, MGSSA 7 Vaughn Duke Pr. Eng 940314 FSAIMM 37179 Partner of Sound Mining Solution Proprietary Limited Sound Mining House, 2A Fifth Avenue, Rivonia, 2128 BSc Mining Engineering (Hons), MBA 41 Declaration The gold price used for determination of Mineral Resources and Mineral Reserves under the SAMREC Code is R2 155 461/kg (US$4 114/oz and R16.30/US$). All Mineral Resources declared in this report are inclusive of Mineral Reserves. DRDGOLD also confirms that the Group has the legal entitlements to the minerals reported on page 116. The directors are not aware of any legal proceedings or other material conditions that may have an impact on the Group’s ability to continue operations other than those discussed on page 115 of this report. W Q Q DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 119 Mineral Resources and Mineral Reserves statement continued MINERAL RESOURCES INCLUSIVE OF MINERAL RESERVES AS AT 30 JUNE 2026 MEASURED INDICATED Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 136.10 0.300 40.83 1.31 324.18 0.257 83.31 2.68 FWGR 270.52 0.297 80.47 2.59 — — — — Total Mineral Resources as at 30 June 2026 406.62 0.298 121.30 3.90 324.18 0.257 83.31 2.68 Total Mineral Resources as at 30 June 2025 360.05 0.313 112.73 3.63 325.26 0.250 81.32 2.64 INFERRED TOTAL Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo — — — — 460.28 0.270 124.14 3.99 FWGR — — — — 270.52 0.297 80.47 2.59 Total Mineral Resources as at 30 June 2026 — — — — 730.80 0.280 204.61 6.58 Total Mineral Resources as at 30 June 2025 — — — — 685.30 0.283 194.05 6.27 The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Mineral Resources reported include Mineral Reserves. Mineral Resources are reported as in situ. MINERAL RESOURCES INCLUSIVE OF MINERAL RESERVES AS AT 30 June 2025 MEASURED INDICATED Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 150.54 0.300 45.16 1.46 325.26 0.250 81.32 2.64 FWGR 209.51 0.323 67.57 2.17 — — — — Total Mineral Resources at 30 June 2025 360.05 0.313 112.73 3.63 325.26 0.250 81.32 2.64 Total Mineral Resources at 30 June 2024 452.10 0.307 138.75 4.46 561.95 0.250 140.49 4.50 INFERRED TOTAL Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo — — — — 475.79 0.266 126.48 4.10 FWGR — — — — 209.51 0.323 67.57 2.17 Total Mineral Resources at 30 June 2025 — — — — 685.30 0.283 194.05 6.27 Total Mineral Resources at 30 June 2024 21.32 0.240 5.12 0.20 1 035.36 0.275 284.36 9.16 The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Mineral Resources reported include Mineral Reserves. Mineral Resources are reported as in situ. DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 120 Mineral Resources and Mineral Reserves statement continued

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Mineral Resources and Mineral Reserves statement continued

MINERAL RESERVES AS AT 30 JUNE 2026

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	136.10	0.300	40.83	1.31
FWGR	257.64	0.296	76.23	2.45
Total Mineral Reserves as at 30 June 2026	**393.74**	**0.297**	**117.06**	**3.76**
Total Mineral Reserves as at 30 June 2025	347.17	0.312	108.49	3.50

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	288.00	0.250	72.00	2.34
FWGR	12.88	0.330	4.24	0.14
Total Mineral Reserves as at 30 June 2026	**300.88**	**0.253**	**76.24**	**2.48**
Total Mineral Reserves as at 30 June 2025	295.71	0.244	72.13	2.35

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	424.10	0.266	112.83	3.65
FWGR	270.52	0.297	80.47	2.59
Total Mineral Reserves as at 30 June 2026	**694.62**	**0.278**	**193.30**	**6.24**
Total Mineral Reserves as at 30 June 2025	642.88	0.281	180.62	5.85

MINERAL RESERVES AS AT 30 June 2025

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	150.54	0.300	45.16	1.46
FWGR	196.63	0.322	63.33	2.04
Total Mineral Reserves as at 30 June 2025	**347.17**	**0.312**	**108.49**	**3.50**
Total Mineral Reserves as at 30 June 2024	373.19	0.318	118.76	3.79

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	282.83	0.240	67.88	2.22
FWGR	12.88	0.330	4.25	0.13
Total Mineral Reserves as at 30 June 2025	**295.71**	**0.244**	**72.13**	**2.35**
Total Mineral Reserves as at 30 June 2024	209.05	0.255	53.28	1.74

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	433.37	0.261	113.04	3.68
FWGR	209.51	0.323	67.58	2.17
Total Mineral Reserves as at 30 June 2025	**642.88**	**0.281**	**180.62**	**5.85**
Total Mineral Reserves as at 30 June 2024	582.23	0.295	172.04	5.53

The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.

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GRI content index

Statement of use

DRDGOLD Limited has reported in accordance with the GRI Standards and the GRI14: Mining Sector 2024 in this Annual Integrated Report 2026 for the financial year from 1 July 2025 to 30 June 2026.

Applicable GRI Sector Standard(s): GRI 14: Mining Sector 2024

BDO South Africa Inc. has provided limited assurance (LA) on selected sustainability information as per the Independent assurance practitioner's report on pages 133 to 134. GRI 1: Foundation 2021 has been used to compile this content index.

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
General disclosures				
	2-1 Organisational details		Who we are, p6	
	2-2 Entities included in the organisation's sustainability reporting		Our footprint, p9	
	2-3 Reporting period, frequency and contact point		About this report, p3 to p4	
	2-4 Restatements of information		N/A	None
	2-5 External assurance		Independent assurance practitioner's report, p133 to p134	
	2-6 Activities, value chain and other business relationships		Who we are, p6 What we do, p8 Business model, p15 to p17	
	2-7 Employees		Employee relations, p68 to p72	
	2-8 Workers who are not employees		Employee relations, p68 to p72	
	2-9 Governance structure and composition		Value-creating governance summary, p86 to p87 Directors and management, p88 to p92 Corporate governance report, p93 to p98	
	2-10 Nomination and selection of the highest governance body		Value-creating governance summary, p86 to p87 Corporate governance report, p93 to p98	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
General disclosures continued				
	2-11 Chair of the highest governance body		Value-creating governance summary, p86 Directors and management, p88 to p92	
	2-12 Role of the highest governance body in overseeing the management of impacts		Engaging with our stakeholders, p36 to p38 Corporate governance report, p93 to p98	
	2-13 Delegation of responsibility for managing impacts		About this report, p3 to p4 Corporate governance report, p93 to p98	
	2-14 Role of the highest governance body in sustainability reporting		About this report, p3 to p4 Material risks and opportunities, p40 to p51 Corporate governance report, p93 to p98	
	2-15 Conflicts of interest		Value-creating governance summary, p86 to p87 Corporate governance report, p93 to p98	
	2-16 Communication of critical concerns		Engaging with our stakeholders, p36 to p38 Materiality process and matters, p30 to p35	
	2-17 Collective knowledge of the highest governance body		About this report, p3 to p4 Directors and management, p88 to p92 Corporate governance report, p93 to p98	
	2-18 Evaluation of the performance of the highest governance body		Corporate governance report, p93 to p98	
	2-19 Remuneration policies		Remuneration report, p99 to p113	
	2-20 Process to determine remuneration		Remuneration report, p99 to p113	
	2-21 Annual total compensation ratio		Remuneration report, p99 to p113	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
General disclosures continued				
	2-22 Statement on sustainable development strategy		Leadership review, p11 to p13	
	2-23 Policy commitments		Operating context, p18 to p19 Throughout this report	
	2-24 Embedding policy commitments		Operating context, p18 to p19 Throughout this report	
	2-25 Processes to remediate negative impacts		Throughout this report	
	2-26 Mechanisms for seeking advice and raising concerns		Engaging with our stakeholders, p36 to p38 Employee Relations, p68 to p72 Corporate Governance, p93 and p98	
	2-27 Compliance with laws and regulations		Corporate governance, p93 to p98	No significant fines or non-compliances instances to report
	2-28 Membership associations		About this report, p3 to p4	
	2-29 Approach to stakeholder engagement		Engaging with our stakeholders, p36 to p38	
	2-30 Collective bargaining agreements		Employee relations, p68 to p72	
Material topics				
GRI 3: Material Topics 2021	3-1 Process to determine material topics		Materiality process and matters, p30 to p35	
	3-2 List of material topics		Materiality process and matters, p30 to p35 Material risks and opportunities, p40	
	3-3 Management of material topics		Materiality process and matters, p30 to p35 Throughout this report	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Economic performance				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.2.1 14.9.1**	Chief Financial Officer's review, p55 to p59 Climate change and renewable energy, p52 to p53 Employee relations, p68 to p72	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	**14.9.2**	Creating value for our stakeholders, p39 Chief Financial Officer's review, p55 to p59 Community engagement and social support, p81 to p84	
	201-2 Financial implications and other risks and opportunities due to climate change	**14.2.2**	Material risks and opportunities, p40 to p51 Climate change and renewable energy, p52 to p53	
	201-3 Defined benefit plan obligations and other retirement plans		Remuneration report, p99 to p113	
	201-4 Financial assistance received from government	**14.23.3**	N/A	None



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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Market presence				
GRI 3: Material Topics 2021	3-3 Management of material topics		Employee relations, p68 to p72	
GRI 202: Market Presence 2016	202-1 Ratios of standard entry-level wage by gender compared to local minimum wage	**14.17.2**	Employee relations, p68 to p72	DRDGOLD provides competitive salaries including entry level for both female and male employees, and does not differentiate these by gender
	202-2 Proportion of senior management hired from the local community	**14.21.2**	N/A	None

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Indirect economic impacts				
GRI 3: Material Topics 2021	3-3 Management of material topics		Community engagement and social support, p81 to p84	
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported Additional sector recommendations • Report whether a community needs assessment was conducted to determine the need for infrastructure and services, and how the assessment informed the infrastructure investments and services supported	**14.9.3**	Community engagement and social support, p81 to p84	
	203-2 Significant indirect economic impacts Additional sector recommendations • Report the number, total spend, and description of education and skills programs deployed for workers who are not employees	**14.9.4**	Community engagement and social support, p81 to p84

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Procurement practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		Community engagement and social support, p81 to p84	
	Additional sector recommendation • Describe the approach to providing employment, procurement, and training opportunities to local communities	**14.9.1**	Employee relations, p68 to p72 Community engagement and social support, p81 to p84	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers Additional sector recommendation • Report the percentage of the organisation's procurement budget spent on local suppliers by mine site	**14.9.5**	Creating value for our stakeholders, p39 Community engagement and social support, p81 to p84	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Anti-corruption				
GRI 3: Material Topics 2021	3-3 Management of material topics		Corporate governance report, p93 to p98	
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	**14.22.2**	Corporate governance report, p93 to p98	None
	205-2 Communication and training about anti-corruption policies and procedures	**14.22.3**	Corporate governance report, p93 to p98	
	205-3 Confirmed incidents of corruption and actions taken	**14.22.4**	Corporate governance report, p93 to p98	None
Anti-competitive behaviour				
GRI 3: Material Topics 2021	3-3 Management of material topics		Corporate governance report, p93 to p98	
GRI 206: Anti-competitive Behaviour 2016	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices		Corporate governance report, p93 to p98	None

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Materials				
GRI 3: Material Topics 2021	3-3 Management of material topics		Environmental review, p73 to p79	
GRI 301: Materials 2016	301-1 Materials used by weight or volume		Environmental review, p73 to p79	
	301-2 Recycled input materials used		N/A	None
	301-3 Reclaimed products and their packaging materials		N/A	None
Energy				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.1.1**	Environmental review: Energy consumption, p77 to p78	
GRI 302: Energy 2016	302-1 Energy consumption within the organisation	**14.1.2**	Environmental review: Energy consumption, p77 to p78	
	302-2 Energy consumption outside of the organisation	**14.1.3**	N/A	None
	302-3 Energy intensity	**14.1.4**	Environmental review: Energy consumption, p77 to p78	
	302-4 Reduction of energy consumption		Environmental review: Energy consumption, p77 to p78	
	302-5 Reductions in energy requirements of products and services		Environmental review: Energy consumption, p77 to p78	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Water and effluents				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.2.1 14.7.1**	Environmental review: Water consumption, p75 to p76 Climate change and renewable energy, p52 to p53	
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	**14.7.2**	Environmental review: Water consumption, p75 to p76	
	303-2 Management of water discharge-related impacts	**14.7.3**	Environmental review: Water consumption, p75 to p76	These are not in or near an ecologically sensitive area
	303-3 Water withdrawal	**14.7.4**	Environmental review: Water consumption, p75 to p76	
	303-4 Water discharge	**14.7.5**	Environmental review: Water consumption, p75 to p76	
	303-5 Water consumption	**14.7.6**	Environmental review: Water consumption, p75 to p76	

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Biodiversity				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.4.1**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
GRI 101: Biodiversity 2024	101-1 Policies to halt and reverse biodiversity loss	**14.4.2**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
	101-2 Management of biodiversity impacts	**14.4.3**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
	101-3 Access and benefit-sharing		Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
	101-4 Identification of biodiversity impacts	**14.4.4**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
	101-5 Locations with biodiversity impacts	**14.4.5**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	These are not in or near an ecologically sensitive area.
	101-6 Direct drivers of biodiversity loss	**14.4.6**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
	101-7 Changes to the state of biodiversity	**14.4.7**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
	101-8 Ecosystem services	**14.4.8**	Environmental review: Rehabilitation; Biodiversity and ecological restoration, p74	
Emissions				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.3.1**	Environmental review: Energy consumption, p77 to p78	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Emissions continued				
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions Additional sector recommendations • Report a breakdown of the gross direct (Scope 1) GHG emissions by mine site.	**14.1.5**	Environmental review: Energy consumption, p77 to p78	
	305-2 Energy indirect (Scope 2) GHG emissions Additional sector recommendations • Report a breakdown of the gross location-based energy indirect (Scope 2) GHG emissions by mine site.	**14.1.6**	Environmental review: Energy consumption, p77 to p78	
	305-3 Other indirect (Scope 3) GHG emissions	**14.1.7**	Environmental review: Energy consumption, p77 to p78	Partially reported. DRDGOLD's Scope 3 figure reported is limited to employee travel only. Full
	305-4 GHG emissions intensity	**14.1.8**	Environmental review: Energy consumption, p77 to p78	
	305-5 Reduction of GHG emissions	**14.1.9**	Environmental review: Energy consumption, p77 to p78	
	305-6 Emissions of ozone-depleting substances (ODS)		N/A	None
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	**14.3.2**	N/A	DRDGOLD is investigating the methods of assessing its Nitrogen oxides (NOx), sulfur oxides (SOx) emissions and will report on this in future.

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Waste				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.5.1 14.6.1**	Strategy and outlook p20 to p29 and Operational performance p61 to p63	
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	**14.5.2**	N/A	DRDGOLD's operations reprocess historic tailings deposits; the processed residue is redeposited onto DRDGOLD's tailings storage facilities rather than disposed of as new waste to landfill. Quantified data on waste generated, diverted and directed to disposal is not currently tracked.
	306-2 Management of significant waste-related impacts	**14.5.3**	N/A	
	306-3 Waste generated	**14.5.4**	N/A	
	306-4 Waste diverted from disposal	**14.5.5**	N/A	
	306-5 Waste directed to disposal	**14.5.6**	N/A	
	Additional sector recommendations • Tailings disposal methods used	**14.6.2**	Operational performance, p62	
	• Organisation's tailings facilities, and report the name, location, and ownership status, including whether the organization is the operator	**14.6.3**	Operational performance, p62	Please visit: https://www.drdgold.com/sustainability/tailings-management for the Global Industry Standard on Tailings Management (GISTM) Public Disclosure Report 2023

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Employment				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.17.1**	Employee relations, p68 to p72	
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	**14.17.3**	Employee relations, p68 to p72	
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	**14.17.4**	Employee relations, p68 to p72

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Occupational health and safety				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.16.1**	Safety and health review, p64 to p67	
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	**14.16.2**	Safety and health review, p64 to p67	
	403-2 Hazard identification, risk assessment, and incident investigation Additional sector recommendations • Report how the organisation ensures the provision of gender-appropriate personal protective equipment for workers • Describe the processes used to identify work-related incidents due to sexual and gender-based violence, and to determine corrective actions	**14.16.3**	Safety and health review, p64 to p67 Employee relations, p68 to p72	
	403-3 Occupational health services	**14.16.4**	Safety and health review, p64 to p67	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Occupational health and safety continued				
	403-4 Worker participation, consultation, and communication on occupational health and safety Additional sector recommendations • Report how the organisation seeks to ensure women's participation in formal joint management-worker health and safety committees, and the percentage of women represented in these committees	**14.16.5**	Safety and health review, p64 to p67	Women's participation in formal safety and health committees information has not yet been collated and will be reported on in future
	403-5 Worker training on occupational health and safety	**14.16.6**	Safety and health review, p64 to p67	
	403-6 Promotion of worker health	**14.16.7**	Safety and health review, p64 to p67	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	**14.16.8**	Safety and health review, p64 to p67	

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Occupational health and safety continued				
	403-8 Workers covered by an occupational health and safety management system	**14.16.9**	Safety and health review, p64 to p67	100% (employees and contractors)
	403-9 Work-related injuries	**14.16.10**	Safety and health review, p64 to p67	Per 1 million man hours worked
	403-10 Work-related ill health	**14.16.11**	Safety and health review, p64 to p67	
Training and education				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.17.1**	Employee relations, p68 to p72	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	**14.17.7** **14.21.4**	Employee relations, p68 to p72	Average hours of training not disclosed in terms of gender
	404-2 Programs for upgrading employee skills and transition assistance programs	**14.17.8**	Employee relations, p68 to p72	
	404-3 Percentage of employees receiving regular performance and career development reviews		Employee relations, p68 to p72	100%

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Diversity and equal opportunity				
GRI 3: Material Topics 2021	3-3 Management of material topics		Employee relations, p68 to p72 Corporate governance, p93 to p98	
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	**14.21.5**	Employee relations, p68 to p72 Corporate governance, p93 to p98	
	405-2 Ratio of basic salary and remuneration of women to men	**14.21.6**	N/A	DRDGOLD provides competitive salaries including entry level for both female and male employees, and does not differentiate these by gender
Non-discrimination				
GRI 3: Material Topics 2021	3-3 Management of material topics		N/A	
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	**14.21.7**	N/A	None

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Freedom of association and collective bargaining				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.20.1**	Employee relations, p68 to p72	
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	**14.20.2**	Employee relations, p68 to p72	None
	Additional sector recommendation • The number of strikes and lockouts involving 1,000 or more workers lasting one full shift or longer, and their total duration in worker days idle	**14.20.3**	N/A	None
Security practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		Operating context, p18 to p19	
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures		Operating context, p18 to p19	All security personnel are continuously trained

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Local communities				

GRI 3: Material Topics 2021	3-3 Management of material topics
	Additional sector recommendations
	• Describe the approach to identifying stakeholders, including vulnerable groups, within local communities.
	• Describe the approach to engaging with local communities at each phase of the life of the mine, including:
	  ▪ how the organisation seeks to ensure meaningful engagement
	  ▪ how the organisation supports safe and equitable gender participation
	• Describe the approach to developing and implementing community development programs, including how engagement with local stakeholders, impact assessments, and community needs assessments have informed the programs.
		14.10.1	Community engagement and social support, p81 to p84
			Engaging with our stakeholders, p36 to p38	

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE/ OMISSION
Local communities continued				
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs Additional sector recommendations • Report any formal community development agreements made by the organisation by mine site.	**14.10.2**	Community engagement and social support, p81 to p84	
	413-2 Operations with significant actual and potential negative impacts on local communities Additional sector recommendations • For each mine site, describe impacts on the health and safety of local communities.	**14.10.3**	Throughout this report

Independent Assurance Practitioner’s Limited Assurance Report on Selected Sustainability Key Performance Indicators. To the directors of DRDGOLD Limited Report on selected key performance indicators We have undertaken a limited assurance engagement on selected sustainability key performance indicators (selected KPIs), as described below, and presented in the Annual Integrated Report 2026 of DRDGOLD Limited (DRDGOLD) for the year ended 30 June 2026 (the Report). This engagement was conducted by BDO South Africa’s Sustainability team with multidisciplinary team experience in areas including environmental, assurance and sustainability reporting. Subject Matter We have been engaged to provide a limited assurance conclusion on the selected KPI’s set out in Table 1 and marked with a “LA” on the relevant pages in the Report. The selected KPI’s described below have been prepared in accordance with Global Reporting Initiative (GRI) Sustainability Reporting Guidelines, supported by DRDGOLD’s internally developed guidelines (collectively referred to as the DRDGOLD’s reporting criteria). Table 1: Scope of the 2026 limited assurance engagement CATEGORY KEY PERFORMANCE INDICATOR UNIT OF MEASUREMENT BOUNDARY Natural Capital Total Water Used Ml Far West Gold Recovery (FWGR) and Ergo Mining Proprietary Limited (ERGO) Potable water sourced externally Ml Solar produced MWh Electricity Consumption after wheeling and offsetting MWh Diesel Consumption litres Natural Gas Consumption GJ Scope 1 CO2e emissions Tonnes Scope 2 CO2e emissions Tonnes Total CO2e emissions Tonnes Total dust samples for the period Number Total dust exceedance Number Cyanide consumption Tonnes Total concurrent vegetation of tailings storage facilities Hectares Concurrent vegetation of active tailings storage facilities Hectares Land clearance applications submitted to the National Nuclear Regulator (NNR) Hectares Land clearance certificates received from the NNR Hectares Human Capital Number of Fatalities Number Lost Time Injury Frequency Rate (LTIFR) Rate Reportable Injury Frequency Rate (RIFR) Rate Social Capital Rand value spent on total socio-economic development (total SED Spend) Rands DRDGOLD Group DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 133 Independent assurance practitioner’s report Directors’ Responsibilities The Directors of DRDGOLD are responsible for the selection, preparation, and presentation of the selected indicators in accordance with the accompanying DRDGOLD reporting criteria. This responsibility includes the identification of stakeholder and stakeholder requirements, material issues, commitments with respect to sustainability performance and design, implementation, and maintenance of internal controls relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error. The Directors are also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the indicators and for ensuring that those criteria are publicly available to the Report users. Inherent Limitations Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling, or estimating such data. Qualitative interpretations of relevance, materiality, and the accuracy of data are subject to individual assumptions and judgments. The precision thereof may change over time. Where the information relies on the factors derived by independent third parties, our assurance work will not include examination of the derivation of those factors and other third- party information. It is important to understand our assurance conclusion in this context. Our Independence and Quality Control We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (“IRBA Code”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). We apply International Standard on Quality Management 1: Quality Management for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Our Responsibility Our responsibility is to express a limited assurance conclusion that the selected KPIs are prepared, in all material respects, in accordance with DRDGOLD reporting criteria. Our engagement will be performed in accordance with ISAE 3000 (Revised) Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. ISAE 3000 is an overarching assurance standard which addresses all assurance engagements (both reasonable and limited) other than audits or reviews of historical financial information. The ISAE 3000 Standard requires us to plan and perform our engagement to obtain limited assurance about whether the selected KPIs are free from material misstatement. A limited assurance engagement in accordance with ISAE 3000 (Revised) involves assessing the suitability in the circumstances of DRDGOLD’s use of its reporting criteria as the basis of preparation for the selected KPIs, assessing the risks of material misstatement of the selected KPIs whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the selected KPIs. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement and included inquiries, observation of processes followed, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records. Given the purpose of the engagement, in performing the procedures listed above, we: • Made enquiries of those responsible for the preparation of the subject matter information, the internal controls environment, and information systems relevant to the sustainability reporting process; • Performed walkthroughs of the systems, processes, and controls to collate, aggregate, validate and reported data; • Evaluated the appropriateness of quantification methods, reporting policies and internal guidelines, including the reasonableness of estimates used by DRDGOLD; • Reviewed information provided by third parties where applicable and make additional enquiries where necessary; • Inspected supporting documentation on a sample basis and performed procedures to verify management’s reporting processes against the reporting criteria; • Evaluated the reasonableness and appropriateness of significant estimates and judgments made by management in the preparation of the selected sustainability information • Undertook site visits to ERGO and FWGR to complete the above-mentioned procedures; and • Evaluated whether the selected KPIs presented in the Report are consistent with our overall knowledge and experience of sustainability management and performance at DRDGOLD. The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express any reasonable assurance opinion about whether DRDGOLD’s selected KPIs have been prepared, in all material respects, in accordance with the accompanying DRDGOLD’s reporting criteria. Limited Assurance Conclusion Based on the procedures we have performed and the evidence we have obtained and subject to the inherent limitations outlined elsewhere in this report, nothing has come to our attention that causes us to believe that the selected key performance indicators as set out in Table 1 in the subject matter section above for the year ended 30 June 2026 are not prepared, in all material respects, in accordance with the reporting criteria. Other Matters Our report includes the provision of limited assurance on solar produced. We were previously not required to provide assurance on this selected KPI. The electricity consumption KPI was amended to electricity consumption after wheeling and off-setting with the corresponding disclosures restated. The maintenance and integrity of DRDGOLD website is the responsibility of DRDGOLD management. Our engagement and procedure did not involve the consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Report or our independent limited assurance report that may have occurred since the initial date of presentation on the DRDGOLD website. Restriction of Liability Our work has been undertaken to enable us to express a limited assurance conclusion on the selected KPIs to the Directors of DRDGOLD in accordance with the terms of our engagement and for no other purpose. We do not accept or assume liability to any party other than DRDGOLD, for our work for this report, or for the conclusion we have reached. BDO South Africa Incorporated Registered Auditors S Dolamo Director Registered Auditor 30 September 2026 Wanderers Office Park 52 Corlett Drive Illovo, 2196 DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 134 Independent assurance practitioner’s report continued AFS Annual Financial Statements AGM Annual general meeting AISC All-in sustaining costs AI Artificial intelligence AMCU Association of Mineworkers and Construction Union, a labour union AMD Acid mine drainage APP Approved Professional Person BESS Battery Energy Storage System B-BBEE Broad-Based Black Economic Empowerment BBL Broad-Based Livelihoods Programme BDO South Africa Inc External auditors for DRDGOLD / independent assurance provider for selected sustainability key performance indicators in this report Board Board of Directors CEO Chief Executive Officer CFO Chief Financial Officer COO Chief Operating Officer CIL Carbon in leach: a process for extracting gold from slurry material CLTI Cash settled long-term incentive benefit CP Competent Person is a person who is registered with SACNASP, ECSA or SAGC, or is a Member or Fellow of the SAIMM, the GSSA, IMSSA or a Recognised Professional Organisation (RPO). These organisations have enforceable disciplinary processes including the powers to suspend or expel a member. The Competent Person must comply with the provisions of the relevant promulgated Acts. A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking cps Cents per share CSI Corporate social investment DMPR Department of Mineral and Petroleum Resources DRDGOLD or Company DRDGOLD Limited DP2 Driefontein plant 2 DSP Deferred Share Plan DWS Department of Water and Sanitation EA Environmental Authorisation EIA Environmental Impact Assessment ECSA Engineering Council of South Africa Term/ abbreviation Description Ergo Ergo Mining Proprietary Limited, an operating company owned by DRDGOLD, which includes the City Deep, Knights and Brakpan sites from 3 July 2012 ERPM East Rand Proprietary Mines Limited, wholly-owned by DRDGOLD, which is currently under care and maintenance ERM Enterprise-wide risk management ESG Environment, social and governance FCF Free cash flow Feasibility Study A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-feasibility Study FWGR Far West Gold Recoveries Proprietary Limited, an operating company owned by DRDGOLD which includes sites in the Carletonville area of Gauteng GBVF Gender-Based Violence and Femicide GHG Greenhouse gas emissions GISTM Global Industry Standard on Tailings Management GRI Global Reporting Initiative HDP Historically disadvantaged people HDSA Historically disadvantaged South African HEPS Headline earnings per share IFRS International Financial Reporting Standards Indicated Mineral Resource An Indicated Mineral Resource, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation Inferred Mineral Resource An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration JSE Johannesburg Stock Exchange Limited Term/ abbreviation Description DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 135 Glossary of terms and abbreviations KPI Key performance indicator LA Limited assurance LoM Life-of-mine. Number of years that the operation is planning to mine and treat gold bearing material, taken from the current mine plan LED Local economic development LID Lead independent non-executive director LTI Long-term incentive LTIFR Lost time injury frequency rate. The number of lost time injuries (1-13 days) occurring per 1 million man Metallurgical plant Processing plant used to treat gold bearing material and extract the contained metals MHSA Mine Health and Safety Act Measured Mineral Resource A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve Mineral Reserve A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported Mineral Resource A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling Mineralisation The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit. It is a general term, incorporating various types, e.g. fissure filling, impregnation, replacement, etc Term/ abbreviation Description Mining Charter The Broad-based Socio-economic Empowerment Charter for the South African Mining Industry developed in terms of Section 100 of the MPRDA, to set the framework, targets and timetable for effecting the entry of HDSAs into the mining industry Modifying Factors Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors MOI Memorandum of Incorporation Moz Million ounces MPRD Bill Mineral and Petroleum Resources Development Draft Bill NGO Non-governmental organisation NIHL Noise-induced hearing loss NNR National Nuclear Regulator NOx Nitrogen oxides NUM National Union of Mineworkers, a labour union NYSE New York Stock Exchange OroTree OroTree Limited PAYE Pay As You Earn, a type of income tax Pre-feasibility study A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-feasibility Study is at a lower confidence level than a Feasibility Study Probable Mineral Reserve A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve Proved Mineral Reserve A Proved Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the Modifying Factors Recommissioni ng of the Withok TSF The recommissioning of the Withok TSF, which lies adjacent to the current Brakpan TSF. The recommissioning of the Withok TSF would result in alignment with the Global Industry Standard on Tailings management and regulatory bodies, increase deposition capacity at Ergo, improve operation / management and bring about the sustainable closure of the facility Rehabilitation The process of restoring mined land to allow appropriate post-mining usage. Rehabilitation standards are determined and audited by the Department of Mineral Resources and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues Term/ abbreviation Description DRDGOLD Annual Integrated Report 2026 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION 136 Glossary of terms and abbreviations continued

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Glossary of terms and abbreviations continued

Term/ abbreviation	Description
RGMPs	Responsible Gold Mining Principles
RIFR	Reportable injury frequency rate. The number of reportable injuries requiring medical treatment per 1 million man hours worked
RTSF	Regional Tailings Storage Facility
SACNASP	South African Council for Natural Scientific Professions
SAIMM	Southern African Institute of Mining and Metallurgy
SAMREC Code	The South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves,
SEC	United States Securities and Exchange Commission
SED	Socio-economic development
SENS	Stock Exchange News Service
SLP	Social and labour plan
Solar PV	Solar photovoltaic power generation
SOX	Sarbanes-Oxley Act of 2002
SOx	Sulphur oxides
STI	Short-term Incentives
Tailings	Finely ground rock from which valuable minerals have been extracted, may still include mineral particles
TPMS	Tailings Performance Management System
TSF	Tailings storage facility
TSR	Total Shareholder Return
Tailings dam	Dams or dumps created from residue after the economically recoverable metal has been extracted from tailings material, also known as tailings deposition sites/facilities
TCTA	Trans-Caledon Tunnel Authority
UASA	The Union, formerly the United Association of South Africa, a labour union
UFR	Up-flow Reactor
VWAP	Volume weighted average price
WML	Waste Management Licence
WUL	Water Use Licence


ERGM
1903 C

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Administration and contact details

OFFICES

Registered and corporate
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17,
Ground Floor
Weltevreden Park
1709, Johannesburg, South Africa

PO Box 390, Maraisburg, 1700
South Africa

Tel: +27 11 470 2600
Fax: +27 86 524 3061

OPERATIONS

Ergo Mining Proprietary Limited
PO Box 12442
Selcourt 1567
Springs, South Africa

Tel: +27 (0) 11 742 1003
Fax: +27 (0) 11 743 1544

Far West Gold Recoveries Proprietary Limited
PO Box 390
Maraisburg, 1700
South Africa

Tel: +27 (0) 10 822 8440
Fax: +27 (0) 86 524 3061

DIRECTORS

Timothy Cumming
Non-executive Chairman 2,3,#4,6

Niël Pretorius
Chief Executive Officer 2

Henriette Hooijer
Chief Financial Officer 5

Johan Holtzhausen
Independent Non-executive Director #1,3,4

Edmund Jeneker
Lead Independent Non-executive Director #3,4,#5

Andrew Brady
Non-executive Director 2

Prudence Lebina
Independent Non-executive Director 1,#2,3,4

Thoko Mnyango
Independent Non-executive Director 2,4,5

Charmel Flemming
Independent Non-executive Director 1,2,5

Mark Hoffman
Independent Non-executive Director 1,3,5

Company Secretary
Kgomotso Mbanyele

Committee memberships during 2026
\# Denotes committee Chairman
1 Member of the Audit Committee
2 Member of the Risk Committee
3 Member of the Remuneration Committee
4 Member of the Nominations Committee
5 Member of the Social and Ethics Committee

INVESTOR AND MEDIA RELATIONS

South Africa
Third Act Consultants
Email: Communications@thirdactconsultants.com

STOCK EXCHANGE LISTINGS

JSE
Ordinary shares
Share code: DRD
ISIN: ZAE000058723

NYSE
ADRs
Trading Symbol: DRD
CUSIP: 26152H301

DRDGOLD's ordinary shares are listed on the JSE and on the NYSE, in the form of ADRs. The Company's shares are also traded on A2X, the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets.

SHARE TRANSFER SECRETARIES

South Africa
JSE Investor Services
One Exchange Square,
2 Gwen Ln, Sandown,
Sandton, 2196
Johannesburg, South Africa

Tel: +27 (0) 11 713 0800
Fax: +27 (0) 86 674 4381

United Kingdom
(and bearer office)

Link Market Asset Service
PXS 1, Link Group
Central Square
29 Wellington Street
Leeds LS1 4DL
United Kingdom

Tel: +44(0) 371 664 0300

Australia
Computershare Investor Service
Proprietary Limited
Level 17
221 St George's Terrace
Perth, WA 6000
Australia

Tel: +61 8 9323 2000
Tel: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

ADR depositary
J.P. Morgan Chase Bank N.A
P.O. Box 64504
St. Paul, MN 55164-9804
United States of America

Toll-free: +1 800 990 1135
Tel: +1 615 453 2128

GENERAL

JSE sponsor
One Capital

Auditor
BDO South Africa Inc.

Attorneys
ENSafrica Inc.
Malan Scholes
Mendelow Jacobs
Linklaters LLP

Bankers
ABSA Capital
Standard Bank of South Africa Limited
Nedbank Limited

Website
www.drdgold.com


DRDGOLD
LIMITED
Positioning for Growth
SUSTAINABLY GOLD
RECLAIM | RESTORE | RETURN
RECLAIM
RESTORE
RETURN
www.drdgold.com